     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 2001

                                                              FILE NO.  0-32987


===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------

                               AMENDMENT NO. 1 to

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                     ---------------------------------------

                            COLONY RIH HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)


              DELAWARE                                  95-4849060
   (State or Other Jurisdiction of                   (I.R.S. Employer
   Incorporation or Organization)                  Identification No.)

                     ---------------------------------------

                          COLONY RIH ACQUISITIONS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                               95-4828297
     (State or Other Jurisdiction of                (I.R.S. Employer
     Incorporation or Organization)               Identification No.)

                     ---------------------------------------

               1133 Boardwalk
              Atlantic City, NJ                    08401
  (Address of principal executive offices)        (Zip Code)


               Registrants' telephone number, including area code:
                                 (609) 344-6000
                     ---------------------------------------

                          Copies of correspondence to:


      Thomas J. Barrack, Jr.                         Thomas M. Cerabino, Esq.
        Colony Capital, LLC                          Willkie Farr & Gallagher
     1999 Avenue of the Stars                           787 Seventh Avenue
            Suite 1200                                  New York, NY 10019
       Los Angeles, CA 90067

                     ---------------------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


        NOT APPLICABLE                                  NOT APPLICABLE
      Title of each class                       Name of each exchange on which
      to be so registered                       each class is to be registered

                     ---------------------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                            COLONY RIH HOLDINGS, INC.
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of Class)

                     ---------------------------------------

                          COLONY RIH ACQUISITIONS, INC.
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of Class)

===============================================================================



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                                TABLE OF CONTENTS

    ITEM 1.   BUSINESS........................................................2

    ITEM 2.   FINANCIAL INFORMATION..........................................21

    ITEM 3.   PROPERTIES.....................................................34

    ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                AND MANAGEMENT...............................................35

    ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS...............................37

    ITEM 6.   EXECUTIVE COMPENSATION.........................................40

    ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................45

    ITEM 8.   LEGAL PROCEEDINGS..............................................46

    ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS'
                COMMON EQUITY AND RELATED STOCKHOLDER MATTERS................46

    ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES........................47

    ITEM 11.  DESCRIPTION OF REGISTRANTS' SECURITIES TO BE
                REGISTERED...................................................48

    ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS......................50

    ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA....................50

    ITEM 14.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON
                ACCOUNTING AND FINANCIAL DISCLOSURE..........................50

    ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS..............................51

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

           CERTAIN STATEMENTS IN THIS REGISTRATION STATEMENT CONTAIN OR MAY CONTAIN INFORMATION THAT IS FORWARD-LOOKING. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS AND WILL BE AFFECTED BY A VARIETY OF RISKS AND FACTORS INCLUDING BUT NOT LIMITED TO THE
FOLLOWING: THE INABILITY OF REGULATED ENTITIES AND CERTAIN OFFICERS AND OTHER AFFILIATES OF THE PARENT, THE COMPANY OR RIH (AS DEFINED IN THIS REGISTRATION STATEMENT) TO OBTAIN GAMING LICENSES OR PERMITS IN JURISDICTIONS WHERE THE CURRENT OR PLANNED BUSINESS OF RIH REQUIRES SUCH LICENSES OR PERMITS; THE LIMITATION, CONDITIONING, REVOCATION OR SUSPENSION OF ANY SUCH GAMING LICENSES OR PERMITS; A FINDING OF UNSUITABILITY OR DENIAL BY REGULATORY AUTHORITIES WITH RESPECT TO ANY OFFICERS, DIRECTORS OR KEY EMPLOYEES REQUIRED TO BE FOUND SUITABLE; LOSS OR RETIREMENT OF KEY EXECUTIVES; INCREASED COMPETITION IN EXISTING MARKETS OR THE OPENING OF NEW GAMING JURISDICTIONS (INCLUDING IN NATIVE AMERICAN LANDS); A DECLINE IN THE PUBLIC ACCEPTANCE OF GAMING; INCREASES IN OR NEW TAXES OR FEES IMPOSED ON GAMING REVENUES OR GAMING DEVICES; SIGNIFICANT INCREASES IN FUEL OR TRANSPORTATION PRICES; ADVERSE ECONOMIC CONDITIONS IN RIH'S KEY MARKETS; AND SEVERE OR UNUSUAL WEATHER IN RIH'S KEY MARKETS. THE LEVEL OF RIH'S INDEBTEDNESS AND OTHER FIXED CHARGE OBLIGATIONS COULD HAVE IMPORTANT CONSEQUENCES, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: (1) A SUBSTANTIAL PORTION OF RIH'S CASH FLOW FROM OPERATIONS IS DEDICATED TO DEBT SERVICE AND OTHER FIXED CHARGE OBLIGATIONS AND MAY NOT BE AVAILABLE FOR OTHER PURPOSES; (2) RIH'S ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE FOR WORKING CAPITAL, CAPITAL EXPENDITURES OR ACQUISITIONS MAY BE LIMITED; AND (3) RIH'S LEVEL OF INDEBTEDNESS COULD LIMIT ITS FLEXIBILITY IN REACTING TO CHANGES IN ITS INDUSTRY AND ECONOMIC CONDITIONS GENERALLY. READERS SHOULD CAREFULLY REVIEW THIS REGISTRATION STATEMENT IN ITS ENTIRETY, INCLUDING BUT NOT LIMITED TO THE PARENT'S, THE COMPANY'S AND RIH'S RESPECTIVE FINANCIAL STATEMENTS AND THE NOTES THERETO.

ITEM 1.    BUSINESS

The Registrants

           Colony RIH Holdings, Inc., or the Parent, was formed at the direction of Colony Investors IV, L.P., or Colony IV, and an affiliate of Colony Capital, LLC, of Los Angeles, California. Colony RIH Acquisitions, Inc., or the Company, is a wholly-owned subsidiary of the Parent and was formed at the direction of Colony IV. The Parent and the Company are referred to in this registration statement as the Registrants. Resorts International Hotel, Inc., or RIH, is a wholly-owned subsidiary of the Company. RIH owns and operates Resorts Atlantic City, a casino hotel located in Atlantic City, New Jersey.

           Colony Capital, LLC is a private, international investment firm focusing primarily on real estate-related assets and operating companies with a strategic dependence on such assets. The firm has been one of America's largest acquirers and financiers of real estate-related assets over the past decade. Colony Capital, LLC has consummated investments with a total capitalization exceeding $6.0 billion, including The Orchid at Mauna Lani, Savoy Hotel Group, Punch Taverns and the Sanwa portfolio of distressed Japanese mortgage loans. Colony IV is its fourth discrete investment fund. In addition to its ownership of the Parent, Colony IV has completed more than 20 transactions since its formation in December 1999, including investments in eKabel, the Hyatt Dulles, the Hotel Nikko in Paris, Korea First Bank, Aozora Bank (formerly Nippon Credit
Bank) and Chateau Lascombes. Colony Capital, LLC is led by Thomas J. Barrack, Jr., Chairman and Chief Executive Officer. Colony Capital, LLC has a staff of approximately 85 people, with offices in Los Angeles, New York, the Kohala Coast in Hawaii, Singapore, Seoul, Tokyo and Paris.

           The Acquisition

           The Company, Sun International North America, Inc., or SINA, and GGRI, Inc. entered into a Purchase Agreement, dated as of October 30, 2000. Pursuant to the Purchase Agreement, the Company acquired all of the capital stock of Resorts International Hotel, Inc., or RIH, certain assets used in connection with RIH's business and all of the capital stock of New Pier Operating Company, Inc., or New Pier, on April 25, 2001 in exchange for approximately $127.3 million in cash and a $17.5 million note issued by Parent to SINA. The acquisition of the capital stock of RIH, the capital stock of New Pier and the assets is referred to in this registration statement as the Acquisition. As a result of the Acquisition, RIH and New Pier became direct wholly-owned subsidiaries of the Company.

           Simultaneously with the closing of the Acquisition, the Company entered into an Option Agreement, dated April 25, 2001, which gives the Company the right to acquire certain undeveloped real estate, adjacent to Resorts Atlantic City, owned by SINA for a purchase price of $40.0 million. The Option Agreement has a two-year term, which term may be extended for two additional one-year terms upon the payment of a $2.5 million extension fee, payable upon each extension. The Company currently leases the property subject to the Option Agreement from SINA pursuant to a Lease Agreement, dated April 25, 2001, with a term concurrent with the term of the Option Agreement.

           Following the completion of the Acquisition, neither the Parent nor the Company has any ongoing relationship with SINA, other than as counter parties to the Option Agreement, Lease Agreement and Seller Note. All three agreements were negotiated at arm's length.

           In connection with and immediately prior to the Acquisition, the Parent issued the following:

           o 19,950 shares of its class A common stock, par value $.01 per share, to Colony RIH Voteco, LLC, or Voteco, for a total purchase price of $950 in cash;

           o 403,740 shares of its class B common stock, par value $.01 per share, to Colony IV, for a total purchase price of $40,374,000 in cash; and

           o 1,050 shares of its class A common stock and 21,250 shares of its class B common stock to Nicholas L. Ribis, who serves as Vice Chairman of the Company's Board of Directors and head of its Operating Committee, for a total purchase price of $2,125,050 in cash.

Holders of class A common stock are entitled to one vote per share in all matters to be voted on by stockholders of the Parent. Holders of class B common stock have no vote, except as otherwise expressly required by law. Mr. Barrack is the sole member and manager of Voteco.

           The Parent issued class A common stock and class B common stock in connection with the organizational structure put in place to consummate the Acquisition. As a result of the Acquisition, Colony IV owns 95% of the outstanding non-voting common stock of RIH through the ownership of 95% of the Parent's outstanding class B common stock, representing approximately 95% of the common equity of RIH. Voteco owns 95% of the voting common stock in RIH through the ownership of 95% of the Parent's outstanding class A common stock, representing less than 1% of the common equity of RIH. Mr. Ribis owns 5% of the outstanding non-voting common stock and 5% of the voting common stock of RIH through the ownership of 5% of the Parent's outstanding class B common stock and 5% of the Parent's outstanding class A common stock, representing approximately 5% of the equity interest in RIH. As a result, Voteco will be able to govern all matters of the Parent that are subject to the vote of stockholders, including the appointment of directors and the amendment of the Parent's Amended and Restated Certificate of Incorporation and Bylaws.

           The conditions to the consummation of the Acquisition included the Company obtaining interim authorization from the authority regulating gaming in the State of New Jersey, the New Jersey Casino Control Commission, or the NJCCC. The Company was required to obtain interim authorization from the NJCCC in order for RIH to continue to conduct gaming activities in New Jersey after the consummation of the Acquisition. The NJCCC granted interim authorization on March 28, 2001, by way of Resolution No. 01-7-6, finding that the Company established by clear and convincing evidence that issuance of interim authorization to it will best serve the interest of the public. The NJCCC is required by statute to conduct a hearing within nine months of March 28, 2001 to decide whether the Company is plenarily qualified to own RIH. The NJCCC may extend this nine month period by three months. The Company currently anticipates that the NJCCC will be in a position to conduct the plenary qualification hearing within the initial nine month period. See "--Regulatory and Gaming Taxes and Fees."

           The diagram below shows the ownership of RIH immediately before the Acquisition, as well as certain affiliations between certain parties.

           [insert diagram]

           The diagram below shows the ownership of the Parent and RIH following the Acquisition, as well as certain affiliations among certain parties.

           [insert diagram]

           The Parent financed the Acquisition and paid related fees and expenses with:

           o proceeds from the issuance of common stock to Colony IV, Voteco and Mr. Ribis, totaling approximately $42.5 million,

           o   a $17.5 million note issued by the Parent to SINA,

           o borrowings totaling approximately $82.0 million by the Company, guaranteed by the Parent, under a new $90.0 million Credit Facility, and

           o   RIH's available cash, totaling approximately $7.8 million.

           The note issued by the Parent to SINA pays interest at a rate of 12.5% per annum. The interest is payable semi-annually, 50% in cash and 50% in additional subordinated notes with the principal due April 25, 2008. The new Credit Facility is comprised of term loans and a revolving credit facility. The principal lender under the new Credit Facility is Merrill Lynch Capital Corporation and assignments by lenders are restricted by gaming law requirements. The loans under the new Credit Facility are secured by substantially all of the Parent's, the Company's and, directly or indirectly, RIH's assets, including a pledge of all of the capital stock of the Company and RIH, mortgages on all material real property owned or leased by the Company or RIH and the accounts receivable, inventory, equipment and intangibles of the Company or RIH. The revolving credit facility will mature on April 25, 2006 and the term loans will mature on the last business day of either December 2005 or March 2007. The principal balance of the term loans will be reduced on a quarterly basis, commencing June 29, 2001. Interest on borrowings outstanding shall be either at LIBOR or an alternative base rate, plus an applicable margin in each case. In the future, the applicable margins may be changed, based on the Company's leverage ratio, as defined in the Credit Agreement. The Credit Facility contains a number of covenants that, among other things, restrict the ability of the Registrants, RIH and their respective subsidiaries, to incur additional indebtedness, create liens on assets, dispose of assets, make investments, loans, or advances, engage in mergers or consolidations, pay dividends, engage in certain transactions with affiliates, change their respective line of business and otherwise restrict certain corporate activities. In addition, under the Credit Facility, the Company and its subsidiaries are required to maintain specified financial ratios, satisfy specified financial tests, including interest coverage and leverage tests, and limit capital expenditures. The Credit Facility contains events of default customary for facilities of this nature.

           The Registrants are filing this registration statement on Form 10 voluntarily, to comply with the requirements of the New Jersey gaming authorities and to facilitate the gaming licensing process. The Registrants are not required to file this registration statement pursuant to the Securities Exchange Act of 1934, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

           Upon the effectiveness of this registration statement, the class A common stock of the Parent and common stock of the Company will be registered under Section 12(g) of the Exchange Act. The New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq., or the NJCCA, defines a publicly traded corporation as any corporation which has one or more classes of security registered pursuant to
Section 12 of the Exchange Act. Therefore, once this registration statement is deemed effective, the Registrants will be considered publicly traded corporations under the NJCCA.

           Following the effectiveness of this registration statement, the Registrants will be required and expect to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the Registrants at the SEC's public reference facility at Room 1300, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Registrants' filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.

Resorts Atlantic City

Resort and Hotel Facilities

           Resorts Atlantic City is a facility owned and operated by RIH, a direct wholly-owned subsidiary of the Company. Resorts Atlantic City commenced operations in May 1978 and was the first casino hotel opened in Atlantic City. This was accomplished by the conversion of the former Haddon Hall Hotel, a classic hotel structure originally built in the early 1900's, into a casino hotel. It is situated on approximately seven acres of land with approximately 310 feet of Boardwalk frontage overlooking the Atlantic Ocean. Resorts Atlantic City consists of two hotel towers, the 15-story Ocean Tower and the nine-story Atlantic City Tower. In addition to the casino facilities described below, the casino hotel complex includes 644 guest rooms and suites, a 1,400-seat theater, seven restaurants, a VIP slot and table player lounge, an indoor swimming pool, a lounge, a health club and leased retail shops. The complex also has approximately 28,500 square feet of convention facilities, including six large meeting rooms and a 12,000 square foot ballroom.

           RIH owns a parking garage that is connected to Resorts Atlantic City by a covered walkway. This garage is used for patrons' self-parking and accommodates approximately 700 vehicles. RIH also owns additional adjacent properties consisting of approximately 3.5 acres that provide parking for approximately 300 vehicles. In addition, under the terms of the Lease Agreement, the Company leases from SINA approximately 4.4 acres adjoining Resorts Atlantic City. The leased acreage currently provides additional uncovered self-parking for approximately 400 vehicles and valet parking for approximately 415 vehicles.

           Consistent with industry practice, RIH reserves a portion of its hotel rooms and suites as complimentary accommodations for high-level casino patrons. The average occupancy rates, including complimentary rooms, which were primarily provided to casino patrons, were 87% in 2000, 82% in 1999 and 90% in 1998. The average occupancy rate and average daily room rate, excluding complimentary rooms, were 27% and $86 for 2000, as compared with 27% and $82 for 1999 and 36% and $71 for 1998.

Gaming Facilities

           Resorts Atlantic City has a 75,000 square foot casino and a simulcast and pari-mutuel betting facility of approximately 3,000 square feet. At December 31, 2000, these gaming areas contained approximately 70 table games that consisted of blackjack tables, roulette tables, craps tables, and other specialty games that included Caribbean Stud, Baccarat, Mini-Baccarat, Let It

Ride, Three-card Poker, Pai Gow Poker, Big Six, Pai Gow and Spanish Twenty-One. Additionally, there are also approximately 2,370 slot machines, and, for simulcast pari-mutuel betting, five betting windows and six customer-operated terminals. Resorts Atlantic City added 258 additional slot machines to its gaming areas on June 30, 2001, the majority of which are located directly adjacent to the Boardwalk. Management of Resorts Atlantic City continuously monitors the configuration of the casino floor and the games it offers to patrons with a view towards making changes and improvements. As new games have been approved by the NJCCC, management has integrated such games into its casino operations to the extent it deems appropriate.

           Casino gaming in Atlantic City is highly competitive and is strictly regulated under the NJCCA and the regulations promulgated thereunder, which affect virtually all aspects of RIH's casino operations. See "--Competition" and "--Regulation and Gaming Taxes and Fees" below.

Business Strategy

           Resorts Atlantic City offers casino gaming and a full range of amenities in a friendly atmosphere that caters to middle- to higher-income customers. Beginning February 2000, a new management team was put in place and has been retained in large measure following the Acquisition. This management team has an intimate knowledge of the local market and has significant experience in the Atlantic City gambling market. The current management team includes Audrey Oswell, former President and Chief Operating Officer of Caesars Atlantic City, who serves as President and Chief Operating Officer, and Joseph D'Amato, former acting Chief Operating Officer and Chief Financial Officer of Trump Marina, who serves as Chief Financial Officer. This new management team has implemented a new strategy, which includes:

           HIGH QUALITY FACILITIES AND SUPERIOR CUSTOMER SERVICE. As part of its commitment to providing a quality entertainment experience for its patrons, Resorts Atlantic City is dedicated to ensuring a high level of customer satisfaction and loyalty by providing distinctive and modern accommodations and attentive customer service in a friendly atmosphere. Management recognizes that consistent quality and a comfortable atmosphere can differentiate its facilities from the competition. To foster a high level of customer satisfaction through attentive customer service, management plays an active role in the training of all of its employees at all levels.

           TARGETED CUSTOMER BASE. Resorts Atlantic City targets middle- and higher-income customers who tend to have more disposable income for gaming and entertainment. Resorts Atlantic City has completely reengineered its customer databases to identify and target value-added high-margin repeat gaming customers and uses sophisticated player tracking systems to award cash rebates or promotional allowances, such as complimentary rooms, food, beverage and entertainment to guests based on their level of profitability to Resorts Atlantic City. In addition, Resorts Atlantic City instituted an aggressive slot club that increases player's loyalty by rewarding a player with increasing cash incentives based on his level of play. Finally, Resorts Atlantic City implemented a competitive slot program, which includes gift giveaways, tournaments and other promotional activities.

           FOCUSED MARKETING. RIH promotes Resorts Atlantic City through radio, billboard, print advertising and direct mailings. The vast majority of future marketing efforts will seek to increase Resorts Atlantic City's market share of drive-in slot players. Management believes drive-in players tend to be higher-margin slot customers with larger bankrolls than customers who travel by bus and tend to spend more of their time in the casino where they are staying.

           EMPHASIS ON SLOT PLAY. Responding to the increased popularity of slot machines over the past several years, Resorts Atlantic City has shifted its gaming mix and promotional efforts toward slot machines. Slot machines are less labor intensive, require less square footage than table games and generate higher profit margins compared to table games. Resorts Atlantic City monitors payout percentages closely and ensures that its slot machine payouts are competitive, and as a result lowered its slot hold percentage in the second half of 2000. Resorts Atlantic City has also implemented a new slot club.

Entertainment

           Resorts Atlantic City has reduced the amount of headline entertainment it offers as compared to recent years. It continues to offer headliners that appeal to its targeted customer base.

Player Development/Casino Hosts/Junkets

           RIH employs junket, player development and Asian marketing representatives to promote Resorts Atlantic City to prospective gaming patrons. Resorts Atlantic City has casino hosts who assist patrons on the casino floor, make room and dinner reservations, encourage Resorts Card (the player identification card) membership sign-ups in order to increase Resorts Atlantic City's marketing base and provide general assistance.

Promotional Activities

           The Resorts Card constitutes a key element in Resorts Atlantic City's direct marketing program. Slot players are encouraged to register for and utilize their personalized Resorts Card to earn complimentary items based upon their level of play. The Resorts Card is inserted during play into a card reader attached to the slot machine for use in computerized rating systems. These proprietary information systems are critical to the success of the program. The database maintains a comprehensive profile of the cardholder, which includes playing preferences and frequency, denomination of play and the amount of gaming revenues produced.

           Resorts Atlantic City designs promotional offers, conveyed via direct mail and telemarketing, to patrons expected to provide revenues based upon their historical gaming patterns. Such information is gathered on slot wagering by the Resorts Card and on table game wagering by the table games management.

           Resorts Atlantic City offers extensive promotional programs to attract patrons to the facility. The nature of the gifts and prizes awarded in connection with these programs vary based on the targeted group, and their relative gaming level.

Capital Improvements

           In June 1999, management completed the renovation of Resorts Atlantic City, which included extensive renovations to the casino floor, hotel lobby, guest rooms and suites, room corridors, restaurants, the hotel porte cochere, public areas and the addition of a new VIP player lounge and three new restaurants. The total cost of the 1999 expansion was approximately $50.0 million. In November 2000, management completed construction of a $3.5 million nine-bay bus center. Additionally, during 2000, RIH expended $3.3 million on new slot machines, conversions and upgrades of existing machines and for associated amenities. Other expenditures consisted of various building improvement projects and information technology upgrades.

           Management recently completed the addition of a new, nine-bay bus center, which dramatically improved the appearance and convenience of the bus waiting area. The entrance from the new bus center leads patrons directly into the casino, significantly improving the performance of the slot machines located in the immediate area. This addition has been extremely well received by guests. Furthermore, the relocation of the bus waiting area allowed the casino floor to be further expanded to include an additional 136 slot machines. Management also closed Club 1133 and installed 258 new slot machines in this area on June 30, 2001. This new gaming area offers gaming access from the Boardwalk which was previously lacking at the facility.

The Atlantic City Market

           Atlantic City is located along the New York-Philadelphia-Baltimore-Washington, D.C. corridor, with nearly 30.0 million people living within a three-hour driving distance. Average household income within the 50-mile radius of Atlantic City is 10% above the national average, and 23% to 32% above the national average within the 200-mile radius. The average income per household within 50 miles of Atlantic City is $53,469. This 50-mile area has the second highest average household income among all gaming jurisdictions in North America. Management believes that the foregoing statistics, coupled with the many community improvements, either recently completely or currently underway in Atlantic City, bode well for Atlantic City's potential as a destination resort. Construction projects recently completed or currently in progress in Atlantic City include the following:

           o the $268.0 million new Atlantic City Convention Center, the second largest convention center in the Northeast, completed in May 1997,

           o the $84.0 million Grand Boulevard project completely revamping the entrance to the city from the Atlantic City Expressway, completed in 1998,

           o the $330.0 million Atlantic City Tunnel Project currently underway which is expected to be completed in the summer of 2001, and will, when completed, connect the Atlantic City Expressway to the Marina District and H-Tract,

           o $200.0 million in new, publicly subsidized housing replacing dilapidated housing,

           o a $15.0 million minor league baseball stadium completed in June 1999, and

           o the $90.0 million refurbishment of the Boardwalk Convention Center Hall into a 12,000- to 15,000-seat special events venue, which is expected to be completed in the summer of 2001, with the potential to attract major entertainers and strong boxing matches.

           The Atlantic City market has demonstrated continued, steady growth despite the recent proliferation of new gaming venues across the country. The 12 casino hotels located in Atlantic City generated approximately $4.31 billion in gaming revenues in 2000, an increase of approximately 3.2% over 1999 gaming revenues of approximately $4.18 billion. From 1996 to 2000, total gaming revenues in Atlantic City have increased approximately 12.7%, while the number of hotel rooms increased by 21.9% during the same period. Although total visitor volume to Atlantic City remained relatively constant in 2000, the volume of bus customers decreased to 9.1 million in 2000 from 9.5 million in 1999, also representing a decline from 10.2 million bus customers in 1996. The volume of customers traveling by other means to Atlantic City has grown to 24.3 million in 2000 from 23.5 million in 1996.

           During the last five years, however, overall casino revenue growth in Atlantic City has lagged behind that of other traditional gaming markets, principally Las Vegas, Nevada. Management believes that this relatively slower growth is primarily attributable to three key factors: Atlantic City's shortage of hotel rooms, more stringent regulatory environment and infrastructure problems. First, there are currently only 12 casinos in Atlantic City, as compared to 27 casinos located on the Las Vegas Strip. Until 1996, there had been no significant additions to hotel capacity in Atlantic City, and the last totally new property constructed in Atlantic City was the Taj Mahal in 1990, whereas Las Vegas has experienced a boom in recent hotel constructions and the addition of rooms to existing hotels. Both markets have exhibited a strong correlation between hotel room inventory and total casino revenues. Second, the regulatory environment and infrastructure problems in Atlantic City have made it more difficult and costly to operate a casino in Atlantic City as compared to Las Vegas. Overall regulatory costs and tax levies in New Jersey have exceeded those in Nevada since gambling was legalized in Atlantic City in 1976, and management believes there is generally a higher level of regulatory oversight in New Jersey than in Nevada. Third, management believes that the infrastructure problems of Atlantic City, manifested by impaired accessibility to the casinos, downtown Atlantic City congestion and the structural decay of the areas immediately surrounding the casinos, have impacted the public's perception of Atlantic City as a desirable recreational location. Management believes, however, that the development projects recently completed or currently underway in Atlantic City, particularly the construction of the new $268.0 million Atlantic City Convention Center, completed in May 1997, and the current Tunnel Project, when completed, will enhance Atlantic City's public perception as a favorable convention and destination location, although no assurances can be given. Moreover, no assurances can be given that the Tunnel Project, when completed, will alleviate the traffic congestion as originally proposed. See "--Regulation and Gaming Taxes and Fees."

           Total Atlantic City slot revenues increased 4.4% in 2000 from 1999, continuing a trend of increases over the past eight years. From 1996 through 2000, slot revenue growth in Atlantic City has averaged 3.7% per year. Total table game revenue increased by 0.5% in 2000 from 1999, while table game revenue from 1996 to 2000 has increased on average approximately 0.6% per year. Management believes the slow growth in table game revenue is primarily attributable to two factors. First, the selection and variety of the slot product has been significantly improved over the last eight years. Bill and coupon acceptors, new slot machines, video poker, themed slot machines and other improvements have been effective in increasing the popularity of slot play to guests who tend to gamble more for entertainment value. During the past several years, casino operators in Atlantic City have opted to increase their number of slot machines in favor of table games due to the increased popularity of slot play to the Atlantic City patron and to slot machines' higher profit margin. Since 1996, the number of slot machines in Atlantic City has increased by 13.4%, while the number of table games has decreased by 5.1%. Slot revenues increased from 68.7% of total casino revenues in 1996 to 72.5% in 2000. The second reason for the historical slow growth in table game revenue is that table game players tend to typically be higher-end players who are more likely to be interested in overnight stays and other amenities. During the peak spring and summer seasons and weekends, room availability in Atlantic City has typically proven to be inadequate in meeting demand, indirectly making it difficult for casino operators and hosts to aggressively promote table play to potential higher-end table game customers.

           Atlantic City's new $268.0 million Convention Center, completed in May 1997, with approximately 500,000 square feet of exhibition and pre-function space, 45 meeting rooms, food-service facilities and an underground parking garage that can accommodate up to 1,600 vehicles located at the base of the Atlantic City Expressway, is currently the second largest convention center in the Northeast. Atlantic City's original convention center is located on the Boardwalk and is owned by the New Jersey Sports and Exposition Authority, or the NJSEA. Its East Hall, which was completed in 1929 and is listed on the National Register of Historic Places, is currently undergoing, with funding approved by the New Jersey Casino Reinvestment Development Authority, or the CRDA, in February 1999, a $90.0 million renovation to be completed by the summer of 2001. These improvements, while preserving the historic features of this landmark, will convert the East Hall into a modern special events venue and will include new seating for 12,000 to 15,000 people in its main auditorium and new lighting, sound and television-ready wiring systems. Management believes that the East Hall, when completed, will have the potential to attract major entertainers and showcase popular boxing events, although no assurances can be given that these events will occur.

           In the fall of 1998, the South Jersey Transportation Authority, or the SJTA, commenced the Tunnel Project, consisting of the construction of an approximate 2.2 mile roadway and tunnel system in Atlantic City which, when completed, will connect the Atlantic City Expressway to:

           o   the Marina District,

           o the H-Tract, which has been Atlantic City's focal point for new casino construction, and

           o   the nearby residential city of Brigantine.

The Tunnel Project is scheduled to be completed in the summer of 2001. The projected cost of the Tunnel Project is currently estimated to be $330.0 million.

           In addition to the construction projects completed or currently underway, major infrastructure improvements have been completed in the past several years. In 1998, an $88.0 million "Grand Boulevard" corridor linking the new Atlantic City Convention Center with the Boardwalk was completed. Also in 1998, the CRDA undertook a $20.8 million beautification project for the five-block Virginia and Maryland Avenue corridor which connects the 30-acre Boardwalk site of the Taj Mahal to Absecon Boulevard (Route 30), one of Atlantic City's principal access roadways. This comprehensive project included the repair, resurfacing and resignalizing of these roads and the installation of new roadside lighting, the acquisition and demolition of deteriorated structures on Virginia Avenue and, to a lesser extent, Maryland Avenue, and the installation and maintenance of roadside landscaping on those sites, the construction of a 26-unit subdivision of two-story, single unit and duplex residences which will front on opposing sides of Virginia Avenue, and the improvement of the exterior facades of selected Virginia Avenue structures among others, with the consents of the owners, to achieve a harmony and continuity of design among closely proximate properties. Construction of the roadway and housing elements of this project was completed in the summer of 2000. See "--Competition."

           In conjunction with a street beautification and housing project that was given approval by the CRDA, the CRDA has engaged consultants to explore the feasibility of the beautification of North Carolina Avenue, which will allow for improved traffic flow in a more appealing corridor from Absecon Boulevard (Route
30) to the main entrance of Resorts Atlantic City. Management believes the improved traffic flow from this project would bring more patrons to Resorts Atlantic City.

Transportation Facilities

           The lack of an adequate transportation infrastructure in the Atlantic City area continues to negatively affect the industry's ability to attract patrons from outside a core geographic area. In 1996, the Atlantic City International Airport (located approximately 12 miles from Atlantic City) underwent renovations which doubled the size of the terminal and added departure gates, improved the baggage handling system and provided sheltered walkways connecting the terminal and planes. However, scheduled service to the Atlantic City airport from major cities by national air carriers remains extremely limited.

           Since the inception of gaming in Atlantic City, there has been no significant change in the industry's marketing base or in the principal means of transportation to Atlantic City, which continues to be automobile and bus. The resulting geographic limitations and traffic congestion have restricted Atlantic City's growth as a major destination resort.

           RIH continues to utilize day-trip bus programs. To accommodate its bus patrons, Resorts Atlantic City constructed a nine-bay bus center with a waiting area that can accommodate up to 200 persons.

Competition

           Atlantic City. Competition in the Atlantic City market remains intense. At the present time, there are 12 casino hotels located in Atlantic City, including Resorts Atlantic City, all of which compete for patrons. Substantial new expansion and development activity has recently been completed or has been announced in Atlantic City, which intensifies competitive pressures in the Atlantic City market. In addition, in September 2000, Boyd Gaming and MGM Grand, Inc., or MGM, commenced their joint development of a 25-acre site located in the Marina District for the construction of a Tuscan-style casino resort to be named the "Borgata." The Borgata is planned to feature a 40-story tower with 2,010 rooms and suites, as well as a 143,500 square foot casino, restaurants, retail shops, a spa and pool, and entertainment venues. Construction of the Borgata is scheduled to be completed by mid-2003 and is estimated to cost approximately $1.0 billion. In addition, management believes that there are several other sites on the Boardwalk and in the Marina District on which casino hotels could be built in the future, and various applications for casino licenses have been filed and announcements with respect to these applications have been made from time to time. While management believes that the addition of hotel capacity would be generally beneficial to the Atlantic City market overall, especially in peak spring and summer months when there has historically been an inadequate supply of available hotel rooms, there can be no assurances that the proposed and future expansions would not have a material adverse effect on the business and operations of Resorts Atlantic City.

           In March 2000, MGM consummated its acquisition of Mirage Resorts, Inc. to become MGM Mirage Inc., or MGM Mirage. MGM Mirage owns and/or operates 18 casino properties on three continents. In addition to the Borgata project discussed above, MGM Mirage also owns the 55-acre lot adjacent to the site committed to the Borgata, and in the first quarter of 2001, announced its intention to build an additional casino hotel on such site, which is estimated to cost between $1 billion and $1.5 billion. At this time, it is not possible to determine the impact that this acquisition and announcement will have on any planned development in the H-Tract, on the Boardwalk or elsewhere in Atlantic City.

           During the first quarter of 2001, Aztar Corp. announced its plan to build a $225.0 million expansion of its Atlantic City Tropicana, which would include an additional 502 hotel rooms and a 200,000 square foot retail, dining and entertainment complex. Park Place Entertainment Corporation acquired the Claridge Casino Hotel. Harrah's Entertainment Inc. commenced building a $110.0 million hotel tower and parking garage at Harrah's Atlantic City. Sands Casino Hotel announced its plan to convert a recently acquired structure into an additional 132 to 135 suites. Additionally, Showboat Hotel & Casino has announced plans to construct a 500 room tower. The Claridge Casino Hotel has announced plans to build a $25.0 million air-bridge linking the Claridge Casino Hotel with Bally's Atlantic City, making it possible for visitors to go to four Park Place Entertainment Corporation casinos without needing to go outside. The Claridge Casino Hotel also announced a $25.0 million renovation plan which includes upgrading slot machines and renovating hotel rooms. Management does not know if or when any of these projects will be completed and cannot ascertain the effect they might have, if or when they are completed, on the business and operations of Resorts Atlantic City.

           Total Atlantic City gaming revenues have increased over the past five years, although the casinos have experienced such increase at varying rates. In 1998, seven casinos experienced increased gaming revenues compared to 1997, while five casinos, including Resorts Atlantic City, experienced decreased revenues. In 1999, nine casinos experienced increased gaming revenues compared to 1998, while three casinos, including Resorts Atlantic City, experienced decreased revenues. In 2000, eight casinos, including Resorts Atlantic City, experienced increased gaming revenues, while four casinos experienced decreased revenues.

           During 1998, a total of approximately 38,350 square feet of casino floor space was added in Atlantic City. Slot machines increased by 167 units and table games decreased by 78 units during 1998. During 1999, casino floor space decreased by approximately 41,070 square feet. Slot machines increased by 175 units and table games decreased by 55 units during 1999. During 2000, a total of approximately 27,430 square feet of casino floor space was added. Slot machines increased by 71 units and table games decreased by 25 units during 2000.

           Resorts Atlantic City also competes, or will compete, with facilities in the northeastern and mid-Atlantic regions of the United States at which casino gaming or other forms of wagering are currently, or in the future may be, authorized. To a minimal extent, Resorts Atlantic City faces competition from gaming facilities nationwide, including land-based, cruise line, riverboat and dockside casinos located in Colorado, Florida, Illinois, Indiana, Iowa, Louisiana, Michigan, Mississippi, Missouri, Nevada, South Dakota, Ontario (Windsor and Niagara Falls), the Bahamas, Puerto Rico and other locations inside and outside the United States, from other forms of legalized gaming in New Jersey and its surrounding states, such as lotteries, horse racing (including off-track betting), jai alai, bingo and dog racing, and from illegal wagering of various types. New or expanded operations by other persons in the above markets can be expected to increase competition and could result in the saturation of certain gaming markets. For example, at the end of 2000, there were a total of approximately 5,150 slot machines installed and operational in Delaware. West Virginia also permits slot machines at racetracks, and track owners in several other states, including Maryland and Pennsylvania, are seeking to do the same. In December 1996, the Casino Niagara opened in Niagara Falls, Ontario. In February 1998, the Ontario Casino Commission designated a consortium whose principal investor is Hyatt Hotels Corporation as the preferred developer of the permanent Casino Niagara. Moreover, Resorts Atlantic City also faces competition from various forms of internet gambling.

           Native American Casinos. In addition, Resorts Atlantic City also faces competition from casino facilities in a number of states operated by federally recognized Native American tribes. Pursuant to the Indian Gaming Regulatory Act of 1988, or the IGRA, any state which permits casino-style gaming (even if only for limited charity purposes) is required to negotiate gaming compacts with federally recognized Native American tribes. Under the IGRA, Native American tribes enjoy comparative freedom from regulation and taxation of gaming operations, which provides them with an advantage over their competitors, including Resorts Atlantic City. In March 1996, the United States Supreme Court struck down a provision of the IGRA which had allowed Native American tribes to sue states in federal court for failing to negotiate gaming compacts in good faith. Management cannot predict the impact of this decision on the ability of Native American tribes to negotiate compacts with states.

           In February 1992, the Mashantucket Pequot Nation opened Foxwoods Resorts Casino, or Foxwoods, a casino hotel in Ledyard, Connecticut (located in the far eastern portion of the state), approximately a three-hour drive from New York City and approximately a two and one-half hour drive from Boston, Massachusetts. Foxwoods currently offers 24-hour gaming and has approximately 5,900 slot machines, 350 table games, over 1,400 rooms and suites, 24 restaurants, 17 retail shops, entertainment and a year-round golf course. Also, a high-speed ferry operates seasonally between New York City and Foxwoods. The Mashantucket Pequot Nation has also announced plans for a high-speed train linking Foxwoods to the interstate highway and an airport outside Providence, Rhode Island.

           In October 1996, the Mohegan Nation opened the Mohegan Sun Resort in Uncasville, Connecticut, located 10 miles from Foxwoods. Developed by Sun International Hotels Limited, the Mohegan Sun Resort has approximately 3,000 slot machines and 192 table games, off-track horse betting, bingo, 20 food and beverage outlets and retail shops. The Mohegan Sun Resort is in the midst of a $960.0 million, 4.0 million square foot expansion entailing the construction of a 115,000 square foot casino, a 10,000-seat arena, a 34-story tower with 1,200 rooms, nine new restaurants and two parking garages that will accommodate up to 5,000 vehicles. The project is expected to be completed in the spring of 2002. The expansion of the Mohegan Sun Resort could have a material adverse impact on the revenue growth of Resorts Atlantic City.

           In July 1993, the Oneida Nation opened Turning Stone, a casino featuring 24-hour table gaming and electronic gaming machines near Syracuse, New York. In October 1997, the Oneida Nation opened a hotel which included expanded gaming facilities and constructed a golf course and convention center at Turning Stone. Construction of a new 24,000 square foot clubhouse for the Oneida Nation's golf course is expected to commence in the summer of 2001 and to be completed in 2002. There are also preliminary plans for a casino expansion consisting of 300 additional hotel rooms and a water park.

           In April 1999, the St. Regis Mohawk Nation opened the Akwesasne Casino, featuring electronic gaming machines, in the northern portion of New York State, close to the Canadian border. In April 1999, the St. Regis Mohawks also announced their intention of opening a casino with Catskill Development Company at the Monticello Race Track in the Catskill Mountains region of New York. This plan was approved by the Assistant Secretary-Indian Affairs (Interior) but is also subject to the approval of the Governor of New York pursuant to IGRA. In April 2000, the St. Regis Mohawks terminated their contract with Catskill Development Company and announced that Park Place Entertainment Corporation would build and manage a tribal casino in the Catskill Mountains. In May 2000, Park Place Entertainment Corporation agreed to purchase Kutshers Resort for the new St. Regis Mohawks' casino site. In April 2001, a New York State court ruling invalidating compacts allowing Indian casinos in New York put the future of the proposed casino and Turning Stone in doubt. New York State officials plan to appeal the decision.

           The Seneca Nation plans to negotiate with New York State to open a casino in Western New York. Approval of the proposed casino would be contingent upon the purchase of additional property that is declared reservation property by the federal government. However, a recent ruling by the federal Interior Department may allow the Seneca Nation to transform its bingo halls into casino-type operations without having to negotiate with New York State.

           The Narragansett Nation of Rhode Island, which has federal recognition, is seeking to open a casino in Rhode Island.

           The Aquinnah Wampanoag Tribe is seeking to open a casino in the state of Massachusetts. The Eastern Pequot Tribe, along with the Paucatuck Eastern Pequot Tribe, is seeking federal recognition as a Tribal Nation. Both tribes received findings of preliminary recognition in 2000. Other Native American nations are seeking federal recognition and land and negotiating gaming compacts in New York, Pennsylvania, Connecticut and other states near Atlantic City. If successful, there can be no assurance that additional casinos built in or near this portion of the United States, as well as the casino expansions discussed above, would not have a material adverse effect on the business and operations of Resorts Atlantic City.

           State Legislation. Legislation permitting other forms of casino gaming has been proposed, from time to time, in various states, including those bordering the state of New Jersey. Six states have presently legalized riverboat gambling while others are considering its approval, including Delaware. The business and operations of Resorts Atlantic City could be materially adversely affected by such competition, particularly if casino gaming were permitted in jurisdictions near or elsewhere in New Jersey, or in other northeastern states. Currently, casino gaming, other than Native American gaming, is not allowed in other areas of New Jersey or in Connecticut, New York or Pennsylvania. In June 1998, the New York State Senate and General Assembly failed to enact a constitutional amendment to legalize casino gambling in certain areas of New York State, effectively postponing any referendum to authorize such a constitutional amendment until not earlier than November 2001. To the extent that legalized gaming becomes more prevalent in New Jersey or other jurisdictions near Atlantic City, competition would intensify. In addition, legislation has from time to time been introduced in the New Jersey State Legislature relating to types of statewide legalized gaming, such as video games with small wagers. To date, no such legislation, which may require a state constitutional amendment, has been enacted. Management is unable to predict whether any such legislation, in New Jersey or elsewhere, will be enacted or whether, if passed, it would have a material adverse effect on Resorts Atlantic City.

Gaming Credit Policy

           Resorts Atlantic City extends credit to selected gaming customers, primarily in order to compete with other casino hotels in Atlantic City that also extend credit to customers. Credit play represented 25% of table game volume at Resorts Atlantic City in 2000, 25% in 1999 and 17% in 1998. The credit play percentage of table game volume for the Atlantic City industry was 23% in 2000, 24% in 1999 and 23% in 1998. RIH's gaming receivables, net of allowance for uncollectible amounts, were $6.9 million as of December 31, 2000, $4.8 million as of December 31, 1999 and $3.3 million as of December 31, 1998. RIH's overall collections of gaming receivables was 97.3% in 2000, 99.0% in 1999 and 98.8% in 1998. The collectibility of gaming receivables has an effect on results of operations and management believes that overall collections have been satisfactory. Atlantic City gaming debts are enforceable under the laws of New Jersey and certain other states, although it is not clear whether other states will honor this policy or enforce judgments rendered by the courts of New Jersey with respect to such debts.

Security Controls

           Gaming at Resorts Atlantic City is conducted by trained personnel and supervised by RIH. Prior to employment, all casino personnel must be licensed under the NJCCA. Security checks are made to determine, among other matters, that job applicants for key positions have had no criminal ties or associations. RIH employs extensive security and internal controls at its casino. Security at Resorts Atlantic City utilizes closed circuit video cameras to monitor the casino floor and money counting areas. The count is observed daily by representatives of NJCCC.

Seasonal Factors

           RIH's business activities are affected by seasonal factors that influence New Jersey tourism. Higher revenues and earnings are typically realized during the middle third of the year.

Employees

           RIH had approximately 3,200 employees during 2000. RIH believes that its employee relations are satisfactory. Approximately 1,300 of RIH's employees are represented by unions. Of these employees, approximately 1,000 are represented by the Hotel Employees and Restaurant Employees International Union Local 54, whose contract was renewed in September 1999 for a term of five years. There are several union contracts covering other union employees.

           All of RIH's casino employees and certain of its hotel employees must be licensed under the NJCCA. Casino employees are those employees whose work requires access to the casino, the casino simulcasting facility or restricted casino areas. Casino and certain hotel employees must meet applicable standards pertaining to such matters as financial stability, integrity and responsibility; good character, honesty and integrity; and New Jersey residency. Certain hotel employees are no longer required to be registered with the NJCCC.

Regulation and Gaming Taxes and Fees

           General

           RIH's operations in Atlantic City are subject to regulation under the NJCCA, which authorizes the establishment of casinos in Atlantic City, provides for licensing, regulation and taxation of casinos and created the NJCCC and the Division of Gaming Enforcement to administer the NJCCA. In general, the provisions of the NJCCA concern: the ability, character and financial stability and integrity of casino operators, their officers, directors and employees and others financially interested in a casino; the nature and suitability of hotel and casino facilities, operating methods and conditions; and financial and accounting practices. Gaming operations are subject to a number of restrictions relating to the rules of games, type of games, credit play, size of hotel and casino operations, hours of operation, persons who may be employed, companies which may do business with casinos, the maintenance of accounting and cash control procedures, security and other aspects of the business.

           There were significant regulatory changes in recent years. In addition to the approval of new games, the NJCCA was amended to allow casinos to expand their casino floors before building the requisite number of hotel rooms, subject to approval of the NJCCC. This amendment was designed to encourage hotel room construction by giving casino licensees an incentive and an added ability to generate cash flow to finance hotel construction. Previous law only allowed for casino expansion if a casino built new hotel rooms first. In addition, the minimum casino square footage has been increased from 50,000 square feet to 60,000 square feet for the first 500 qualifying rooms and the current law allows for an additional 10,000 square feet for each additional 100 qualifying rooms over 500, up to a maximum of 200,000 square feet. Future costs of regulation have been reduced as new legislation no longer requires hotel employees to be registered, extends the term for casino and casino key employee license renewals from two years to four years and allows greater efficiency by either reducing or eliminating the time permitted to allow the NJCCC to approve internal controls, patron complimentary programs and the movement of gaming equipment.

           Casino License

           A casino license is initially issued for a term of one year and must be renewed annually by action of the NJCCC for the first two renewal periods succeeding the initial issuance of a casino license. The NJCCC may renew a casino license for a period of four years, although the NJCCC may reopen licensing hearings at any time. A license is not transferable and may be conditioned, revoked or suspended at any time upon proper action by the NJCCC. The NJCCA also requires an operations certificate which, in effect, has a term coextensive with that of a casino license.

           In January 2000, RIH's license was renewed until January 31, 2004.

           Restrictions on Ownership of Equity and Debt Securities

           The NJCCA imposes certain restrictions upon the ownership of securities issued by a corporation which holds a casino license or is a holding, intermediary or subsidiary company of a corporate licensee, or collectively, Holding Company. Among other restrictions, the sale, assignment, transfer, pledge or other disposition of any security issued by a corporation which holds a casino license is conditional and shall be ineffective if disapproved by the NJCCC. If the NJCCC finds that an individual owner or holder of any securities of a corporate licensee or its Holding Company must be qualified and is not qualified under the NJCCA, the NJCCC has the right to propose any necessary remedial action. In the case of corporate holding companies and affiliates whose securities are publicly traded, the NJCCC may require divestiture of the security held by any disqualified holder who is required to be qualified under the NJCCA.

           In the event that entities or persons required to be qualified refuse or fail to qualify and fail to divest themselves of such security interest, the NJCCC has the right to take any necessary action, including the revocation or suspension of the casino license. If any security holder of the licensee or its holding company or affiliate who is required to be qualified is found disqualified, it will be unlawful for the security holder to:

           o   receive any dividends or interest upon any such securities,

           o exercise, directly or through any trustee or nominee, any right conferred by such securities or

           o receive any remuneration in any form from the corporate licensee for services rendered or otherwise.

The Amended and Restated Certificate of Incorporation of the Parent and the Certificate of Incorporation, as amended, of the Company provide that all securities of the Parent and the

Company are held subject to the condition that if the holder thereof is found to be disqualified by the NJCCC pursuant to the provisions of the NJCCA, then the Parent or the Company has the absolute right to repurchase at the lesser of the market price or the purchase price, any security, share or other interest in the corporation.

           Remedies

           In the event that it is determined that a licensee has violated the NJCCA, or if a security holder of the licensee required to be qualified is found disqualified but does not dispose of his securities in the licensee or holding company, under certain circumstances the licensee could be subject to fines or have its license suspended or revoked.

           The NJCCA provides for the mandatory appointment of a conservator to operate the casino and hotel facility if a license is revoked or not renewed and permits the appointment of a conservator if a license is suspended for a period in excess of 120 days. If a conservator is appointed, the suspended or former licensee is entitled to a "fair rate of return out of net earnings, if any, during the period of the conservatorship, taking into consideration that which amounts to a fair rate of return in the casino or hotel industry." Under certain circumstances, upon the revocation of a license or failure to renew, the conservator, after approval by the NJCCC and consultation with the former licensee, may sell, assign, convey or otherwise dispose of all of the property of the casino hotel. In such cases, the former licensee is entitled to a summary review of such proposed sale by the NJCCC and creditors of the former licensee and other parties in interest are entitled to prior written notice of the sale.

           License Fees, Taxes and Investment Obligations

           The NJCCA provides for casino license renewal fees, other fees based upon the cost of maintaining control and regulatory activities and various license fees for the various classes of employees. In addition, a casino licensee is subject annually to a tax of 8% of gross revenue, as defined under the NJCCA, and license fees of $500 for every slot machine for use or in use in a casino as of the first of July each year. Also, the NJCCA has been amended to create an Atlantic City fund, or the AC Fund, for economic development projects other than the construction and renovation of casino hotels. Beginning with fiscal year 1999/2000 and for the following three fiscal years, an amount equal to the average amount paid into the AC Fund for the previous four fiscal years shall be contributed to the AC Fund. Each licensee's share of the amount to be contributed to the AC Fund is based upon its percentage of the total industry gross revenue for the relevant fiscal year. After eight years, the casino licensee's requirement to contribute to this fund ceases.

           The following table summarizes, for the periods shown, the fees, taxes and contributions assessed upon RIH by the NJCCC.


                                                            For the Year Ended December 31,
                                                     -------------------------------------------
                                                      2000              1999              1998
                                                     -------           -------           -------
                                                                   ($ in thousands)
Gaming tax......................................     $18,904           $17,701           $18,785
License, investigation, inspection
   and other fees...............................       3,891             3,603             3,733
Contribution to AC Fund.........................         453               307               496
                                                     -------           -------           -------
     Total                                           $23,248           $21,611           $23,014
                                                     =======           =======           =======



           The amended NJCCA requires a licensee to satisfy its investment obligation by purchasing bonds to be issued by the CRDA or by making other investments authorized by the CRDA, in an amount equal to 1.25% of a licensee's gross revenue. If the investment obligation is not satisfied, then the licensee will be subject to an investment alternative tax of 2.5% of gross revenue. Licensees are required to make quarterly deposits with the CRDA against their current year investment obligations. RIH's investment obligations amounted to $2.6 million for 2000, $2.7 million for 1999 and $3.0 million for 1998, and have been satisfied by deposits made with the CRDA. At December 31, 2000, RIH held $7.5 million face amount of bonds issued by the CRDA and had $19.8 million on deposit with the CRDA. The CRDA bonds issued through 2000 have interest rates ranging from 3.5% to 7.0% and have repayment terms of between 20 and 50 years.

           In February 1999, Resorts Atlantic City and various Atlantic City casinos entered into agreements with the CRDA to invest in a project through which the CRDA and NJSEA are planning to renovate the existing Atlantic City Boardwalk Convention Center into a 10,000- to 14,000-seat special events center, or the Project.

           The Project will be funded in phases through direct investments from various Atlantic City casinos, including RIH. Of the total budgeted cost, RIH has agreed to invest $8.7 million in cash which will be paid from funds RIH has or will have deposited with the CRDA to meet its investment obligations as described above. As of December 31, 2000, $1.9 million of the total amount deposited with the CRDA by RIH had been allocated to the Project. As the CRDA allocates funds deposited by RIH to the Project, RIH will receive an investment credit reducing its obligation to purchase CRDA bonds in an equal amount.

Other Properties

           The Company owns approximately 5.5 acres of land adjacent to Resorts Atlantic City and an additional 5.5 acres at various sites in Atlantic City. The Company has an option to acquire an additional six acres of land adjacent to Resorts Atlantic City and an additional six acres at various sites in Atlantic City, or collectively, the Option Properties, pursuant to the terms of the Option Agreement. See "Item 3. Properties."

           The Company leases the Option Properties from SINA under the Lease Agreement.

ITEM 2. FINANCIAL INFORMATION

The Registrants

           Prior to the completion of the Acquisition on April 25, 2001, the Registrants had conducted no business other than in connection with the Purchase Agreement and the Credit Facility. On April 25, 2001, the Company, a wholly-owned subsidiary of the Parent, acquired all of the outstanding capital stock of RIH, New Pier and certain related assets. RIH owns and operates Resorts Atlantic City. See "Item 1. Business--The Registrants" and the financial statements of the Parent and the Company as of June 30, 2001, included elsewhere in this registration statement.

Selected Pro Forma Condensed Financial Data

           The following table sets forth selected pro forma condensed consolidated financial data of the Parent for the six months ended June 30, 2001 and for the year ended December 31, 2000. The historical condensed financial data for the six months ended June 30, 2001 includes a combination of the following: (i) RIH's consolidated accounts for the period January 1, 2001 to April 24, 2001 and (ii) the Parent's consolidated accounts for the period April 25, 2001 to June 30, 2001. The historical condensed financial data for the twelve months ended December 31, 2000 include RIH's consolidated accounts. The selected pro forma condensed consolidated financial data gives effect to the Acquisition and the Acquisition Financing as if they occurred at the beginning of the periods presented. The selected pro forma condensed consolidated financial data should be read in conjunction with the Registrants' audited financial statements, and those notes thereto, of RIH appearing elsewhere in this registration statement. The selected pro forma condensed consolidated financial data is not necessarily indicative of the results that would have been reported had such transactions actually occurred on the dates specified, nor are they indicative of the Registrants' future results. The selected pro forma condensed consolidated financial data is based on and should be read in conjunction with, and are qualified in their entirety by, the historical and pro forma financial statements and notes thereto of the Registrants, the historical financial statements and notes thereto of RIH, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" relating thereto, appearing elsewhere in this registration statement.

           Until April 25, 2001, RIH was a wholly owned subsidiary of SINA. SINA provided certain services during these periods for which RIH paid management fees. Adjustments have been made to account for elimination of these fees. Depreciation and amortization have been reduced as a result of the recognition of the fair value of the property and equipment and the associated reduction of goodwill based on the preliminary application of purchase accounting allocating the purchase price to the assets and liabilities acquired. Interest expense has been adjusted to reflect (1) the elimination of RIH's former revolving credit agreement and subordinated unsecured notes and the associated amortization of deferred financing costs and (2) the additional interest expense on the new term loans, new revolving credit facility and Seller Note and the associated amortization of the deferred financing costs associated with the Acquisition. Selling, general and administrative expenses have been adjusted to reflect the elimination of the SINA management fees noted above, additional rent paid to SINA for certain undeveloped real estate not acquired by the RIH and additional stand-alone contractual costs resulting from the transaction.

           The pro forma adjustments are based upon available information and upon certain assumptions that the Registrants believe are reasonable under the circumstances.



                                                               FOR THE SIX MONTHS
                                                                     ENDED                           FOR THE YEAR ENDED
                                                                 JUNE 30, 2001                       DECEMBER 31, 2000
                                                  --------------------------------------    -------------------------------------
                                                                         Pro Forma               RIH               Pro Forma
                                                     Historical        As Adjusted             Historical          As Adjusted
                                                  -----------------  -------------------    ----------------- -------------------
REVENUES:                                                                       ($ in thousands)
    Casino.....................................         $109,554              $109,554              $224,259           $224,259
    Lodging....................................            6,656                 6,656                16,412             16,412
    Food and beverage..........................           11,760                11,760                26,039             26,039
    Other......................................            2,832                 2,832                 4,973              4,973
     Less casino promotional allowances........          (12,149)              (12,149)              (25,288)           (25,288)
                                                  -----------------  --------------------   -----------------   ----------------
        Total net revenues.....................          118,653               118,653               246,395            246,395

COST AND EXPENSES:
    Casino.....................................           67,576                67,576               146,324            146,324
    Lodging....................................            1,587                 1,587                 4,186              4,186
    Food and beverage..........................            6,335                 6,335                14,716             14,716
    Other operating............................           12,668                12,668                25,668             25,668
    Selling, general and administrative........           16,387                17,009  (1)           37,727             33,019 (1)
    Depreciation and amortization..............            6,545                 3,422  (2)           17,034              6,864 (2)
                                                  -----------------  --------------------   -----------------   ----------------
        Total costs and expenses...............          111,098               108,597               245,655            230,777
                                                  -----------------  --------------------   -----------------   ----------------

Operating income...............................            7,555                10,056                   740             15,618
Other income (expense)
      Interest and other income................              705                   705                 1,557              1,557
      Interest expense.........................           (9,592)               (5,623) (3)          (24,703)           (12,033)(3)
      Other expense............................              (86)                  (86)                    -                  -
                                                  -----------------  --------------------   -----------------   ----------------
Income (loss) before income taxes..............           (1,418)                5,052               (22,406)             5,142
Provision for income taxes.....................           (1,337)               (2,021)                    -             (2,057)
                                                  -----------------  --------------------   -----------------   ----------------
Net income (loss)..............................          ($2,755)               $3,031              ($22,406)            $3,085
                                                  =================  ====================   =================   ================



----------------------------

(1) Selling, general and administrative expenses are adjusted to recognize the elimination of management fees paid to SINA that were terminated as part of the Purchase Agreement, additional lease payments to SINA for certain undeveloped real estate under the Lease Agreement and additional standalone contractual costs resulting from the transaction.
(2) Depreciation and amortization expense is adjusted to reflect: (a) the step-down in value of property and equipment to reflect the fair market value of the assets and (b) the elimination of existing goodwill.
(3) Interest expense is adjusted to recognize: (a) additional interest expense related to the borrowing under the Credit Facility and the Seller Note, (b) the elimination of interest expense related to the former revolving credit agreement and senior subordinated unsecured notes, (c) a reduction in interest expense related to the amortization of the premium recorded on the former senior subordinated unsecured notes, (d) additional interest expense related to the amortization of deferred financing costs incurred with the new Credit Facility and (e) the decrease of amortization expense related to former debt issuance costs.
(4) Provision for income taxes is adjusted to recognize the effects of the foregoing adjustments on the provision for income taxes based on the Parent's effective tax rate.

Selected Historical Financial Data

          The following table sets forth the selected financial data of RIH as of and for each of the years in the five-year period ended December 31, 2000, and as of and for the six-month period ended June 30, 2000. The selected financial data as of and for the six months ended June 30, 2001 includes a combination of the following: (i) RIH's consolidated accounts for the period January 1, 2001 to April 24, 2001 and (ii) the Parent's consolidated accounts for the period April 25, 2001 to June 30, 2001. The statement of operations and balance sheet data as of and for each of the years in the five-year period ended December 31, 2000 are derived from RIH's audited financial statements and related notes thereto. The audited financial statements of RIH and related notes thereto as of December 31, 1998, 1999 and 2000 and for the years then ended appear elsewhere in this registration statement. Arthur Andersen, LLP's report with respect to the financial statements for the fiscal years ended December 31, 1998, 1999 and 2000 is included elsewhere in this registration statement. The statement of operations and balance sheet data as of and for each of the six-month periods ended June 30, 2000 and 2001 are unaudited; however, in the opinion of management, all included adjustments consist only of normal recurring adjustments necessary for a fair presentation of the results for such periods. The results for such periods should not be considered indicative of results for a full fiscal year. The selected financial data is not necessarily indicative of the Registrants' or RIH's future results of operations or financial condition, and should be read in conjunction with "Management's Discussion and Analysis of RIH's Financial Condition and Results of Operations" and RIH's financial statements, including the notes thereto, appearing elsewhere in this registration statement.



                                                                                                         UNAUDITED SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                                JUNE 30,
                                                               ($ in thousands)                                ($ in thousands)
                                   -------------------------------------------------------------------  ---------------------------
                                       1996           1997          1998        1999          2000          2000          2001
                                   -------------- ------------- ----------- ------------  ------------  ------------  -------------
REVENUES:
     Casino ....................   $   241,408   $   227,574   $   219,854  $   210,758   $   224,259   $   108,756   $   109,554
     Lodging ...................        16,010        16,514        16,148       15,160        16,412         8,115         6,656
     Food and beverage .........        27,867        27,085        26,692       25,512        26,039        12,898        11,760
     Other .....................         9,534        11,344        11,460        8,076         4,973         2,187         2,832
     Less casino promotional
     allowances ................       (26,272)      (28,465)      (28,295)     (26,632)      (25,288)      (12,209)      (12,149)
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
        Total net revenues .....       268,547       254,052       245,859      232,874       246,395       119,747       118,653
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
COSTS AND EXPENSES:
     Casino ....................       146,247       136,977       131,673      141,803       146,324        72,247        67,576
     Lodging ...................         3,604         3,036         3,454        2,929         4,186         1,986         1,587
     Food and beverage .........        16,747        15,973        16,638       15,401        14,716         7,750         6,335
     Other operating ...........        35,193        33,045        30,509       28,762        25,668        12,920        12,668
     Selling, general and
     administrative ............        44,090        37,988        37,513       35,568        37,727        19,285        16,387
     Depreciation and
     amortization ..............        13,851        14,452        14,722       16,737        17,034         8,998         6,545
     Preopening ................             -             -             -        5,398             -             -             -
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
        Total costs and expenses       259,732       241,471       234,509      246,598       245,655       123,186       111,098
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------



        Operating income (loss)          8,815        12,581        11,350      (13,724)          740        (3,439)        7,555
     Interest expense, net .....       (15,936)      (15,509)      (16,861)     (19,639)      (23,146)      (11,306)       (8,887)
     Other expenses ............             -             -             -            -             -             -           (86)
     Loss before income
     taxes .....................        (7,121)       (2,928)       (5,511)     (33,363)      (22,406)      (14,745)       (1,418)
     Provision for income taxes                                                                                   -        (1,337)
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
     Loss before extraordinary
     item ......................        (7,121)       (2,928)       (5,511)     (33,363)      (22,406)      (14,745)       (2,755)
     Extraordinary item ........                      (2,957)                                                     -             -
                                   -----------   -----------   -----------  -----------   -----------   -----------   -----------
        Net loss ...............   $    (7,121)  $    (5,885)  $    (5,511) $   (33,363)  $   (22,406)  $   (14,745)  $    (2,755)
                                   ===========   ===========   ===========  ===========   ===========   ===========   ===========

BALANCE SHEET DATA:
Cash and cash equivalents ......   $    20,892   $    43,250   $    23,357  $    14,541   $    21,453   $    13,962   $    18,950
Total assets ...................       351,402       391,589       386,622      417,251       410,971       405,636       173,705
Long-term debt, net ............       156,210       205,925       205,940      272,374       278,337       272,298        89,500
Stockholders' equity ...........   $   118,083   $   119,148   $   113,637  $    79,901   $    57,495   $    65,156   $    42,513

OTHER OPERATING DATA:

Net cash provided by (used in)
operating activities ...........   $      (584)  $    14,967   $    10,419  $   (20,443)  $    (3,742)  $   (12,017)  $    11,041
Net cash provided by (used in)
investing activities ...........       (16,196)      (22,861)      (24,792)     (44,652)      (14,296)       (5,361)     (102,392)
Net cash provided by (used in)
financing activities ...........          (355)       29,502        (5,520)      56,279        24,950        16,799       116,344

EBITDA (1) .....................        34,265        36,005        35,993       10,143        25,063         9,660        14,101
Capital expenditures(2) ........   $    13,126   $    19,739   $    21,837  $    41,906   $    11,692   $     4,067   $     4,056

OPERATING STATISTICS:

Table games drop ...............   $   470,924   $   458,608   $   415,609  $   454,820   $   466,978   $   225,602   $   222,688
Hold % .........................         15.1%         14.9%         14.8%        13.6%         14.9%         14.8%         14.0%
Table games units (3) ..........            81            82            76           69            69            67            73

Slot handle ....................   $ 2,049,594   $ 1,947,023   $ 1,822,418  $ 1,683,519   $ 1,924,629   $   911,047   $ 1,015,403
Hold % .........................          8.0%          7.9%          8.6%         8.7%          7.9%          8.1%          7.6%
Slot units (3) .................         2,350         2,299         2,253        2,033         2,298         2,256         2,425

Gaming square footage, including
simulcasting ...................        75,713        75,713        75,713       75,713        76,454        75,713        78,442

Room inventory .................           662           662           662          651           644           644           644


-------------------------------

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization, management fees, construction contingency, CRDA bond discount and extraordinary item. EBITDA is provided because it is a measure of financial performance commonly used as an indicator of a company's historical ability to service debt. EBITDA is presented to enhance an investor's understanding of RIH's operating results. It should not be construed as an alternative to operating income as an indicator of operating performance. It should also not be construed as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with Generally Accepted Accounting Principals (GAAP). RIH may calculate EBITDA differently from other companies. For further information, see RIH's financial statements and related notes elsewhere in this Registration Statement.
(2) Of the capital expenditures shown, $10.9 million in fiscal 1997 was for acquisition of land; $1.3 million in fiscal 1997, $9.9 million in fiscal 1998, $36.1 million in fiscal 1999 and $2.6 million in fiscal 2000 related to a major renovation to the facility, including the casino floor and hotel public areas; and $3.5 million in fiscal 2000 was for construction of a bus waiting center and related casino floor improvements. The remaining capital expenditures were recurring capital expenditures related to the maintenance of the facility, including the periodic purchase of new gaming equipment.
(3) During fiscal 1999, RIH renovated a major portion of the public areas of the facility, including parts of the casino floor. As a result of the renovation, there was a net reduction in table game units of 7 (9.2%) until 2001 and a reduction of 220 (9.8%) slot units on the casino floor until completion of the bus waiting center in the later part of the fiscal 2000.

           In the first quarter of 2001, the Emerging Issues Task Force, or the EITF, reached a consensus on certain issues in EITF 00-22 "Accounting for "Points" and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that volume based cash rebates or refunds be shown as a reduction of revenues effective for quarters ending after February 15, 2001. The Parent adopted the consensus provisions of EITF 00-22 in the first quarter of 2001. To be consistent with the 2001 presentation, approximately $4.8 million of cash rebates and refunds, previously shown as casino expenses, were reclassified as a reduction of casino revenues in the six months ended June 30, 2000. Similar reclassifications were made for the twelve months ended December 31, 1996 of $17.3 million, 1997 of $16.6 million, 1998 of $14.9 million, 1999 of $10.3 million, and 2000 of $11.6 million. This did not have any effect on previously reported operating income or net income.

           Certain reclassifications have been made to the previous years' balances to conform with the current year presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

           Prior to the completion of the Acquisition on April 25, 2001, the Registrants had conducted no business other than in connection with the Purchase Agreement and the Credit Facility. On April 25, 2001, the Company, a wholly-owned subsidiary of the Parent, acquired all of the outstanding capital stock of RIH, New Pier and certain related assets. RIH owns and operates Resorts Atlantic City. See "Item 1. Business--The Registrants" and the financial statements of the Parent and the Company as of June 30, 2001, included elsewhere in this registration statement.

           The financial information contained in "--Liquidity," "--Capital Expenditures and Resources" and "--Results of Operations - Comparison of Three Months Ended June 30, 2001 and 2000" provides a comparison of the combination of the Parent and RIH in the current year to that of RIH in the prior year.

           Liquidity

           RIH's principal source of liquidity is cash flow from operations. For the six months ended June 30, 2001, cash flow from operations approximated $11.0 million, compared to cash used by operations of approximately $12.0 million in the same period for the prior year. Since April 25, 2001, RIH also has available for its use a five-year term revolving credit facility of $10.0 million, of which $3.0 million was borrowed as of June 30, 2001.

           RIH expended approximately $4.1 million on capital improvements and replacements for the six months ended June 30, 2001 and 2000. RIH plans to expend approximately $10.0 million in the aggregate for the year ended December 31, 2001, including $5.0 million that was expended to convert a closed nightclub to a slot parlor with 258 slot machines, which was completed June 30, 2001, and the purchase of additional slot machines, with the remainder being used for ordinary maintenance and other improvements.

           At June 30, 2001, RIH's cash and cash equivalents were $19.0 million as compared to $14.0 million at June 30, 2000. The increase over prior year is primarily attributable to the discontinuance of payments to SINA for interest on intercompany borrowings and other intercompany charges in accordance with the Purchase Agreement, and improved operating results. A portion of the unrestricted cash and cash equivalents is required for the day-to-day operations of Resorts Atlantic City, which includes approximately $10.0 million of currency and coin on-hand for casino and hotel operations. This amount varies by days of the week, holidays, and seasons. Due to the change in RIH's indebtedness following the Acquisition, RIH's long-term debt decreased from $272.3 million at June 30, 2000 to $89.5 million at June 30, 2001. RIH's total debt at June 30, 2001 consisted of $78.2 million in term loans under the new Credit Facility, $17.5 million in subordinate notes issued by Parent to SINA and $3.0 million outstanding on a $10.0 million revolving credit facility.

           As of April 25, 2001, the Acquisition was completed. In connection with the closing of the Acquisition, Mr. Ribis, Colony IV and Voteco were issued shares of the Parent's capital stock in exchange for $42.5 million in cash, the Company and RIH entered into a new Credit Facility, RIH was released from its then outstanding debt obligations and the Parent issued a subordinated note of $17.5 million to SINA. The new Credit Facility is structured as term loan facilities, in an aggregate principal amount of $80.0 million, and a revolving credit facility, in an aggregate principal amount of $10.0 million. Immediately following the close of the Acquisition, the Parent had outstanding $80.0 million in term loans and $2.0 million on the new revolving credit line.

           The term loan facilities are structured as a term loan A facility in an aggregate principal amount of $25.0 million, and a term loan B facility in an aggregate principal amount of $55.0 million. The term loan A facility will mature on the last business day of December 2005. This loan will amortize principal on a quarterly basis, beginning with the first full quarter after April 25, 2001. Interest will be based, at the Company's option, at the lower of the London Inter-Bank Offering Rate, or LIBOR, plus 3.5% per annum or an alternative base rate, or ABR, plus 2.5% per annum. The term loan B facility will amortize principal on a quarterly basis, beginning with the first full quarter after April 25, 2001. Interest will be based, at the Company's option, at the lower of LIBOR plus 4.5% per annum or an ABR plus 3.5% per annum.

           The $17.5 million note issued by the Parent to SINA, is subordinated to the term loans and has a 7-year term. This loan bears interest at 12.5% per annum of which 6.25% is payable in cash and 6.25% is paid in kind. Principal is due in full on April 25, 2008.

           As of April 25, 2001, the Company also has available for its use a five-year term revolving credit facility of $10.0 million. The revolving credit facility bears interest based on the same terms as the term loan A facility, accrues commitment fees on the unused balance of 0.5% per annum, and has due and payable yearly on April 25th a $45,000 Collateral Agent Fee.

           The agreements covering term loan A facility, term loan B facility, the revolving credit facility, and the $17.5 million note contain certain covenants. The covenants under these agreements, among other things, subject to applicable gaming approvals, restrict the company's ability to dispose of assets, incur additional indebtedness, pay dividends, create liens on assets, make investments, loans or advances, engage in certain transactions with affiliates, and otherwise restrict certain corporate activities. In addition, under the Credit Facility, the Company is required to:

           o   maintain minimum levels of EBITDA, as defined in the agreement,

           o maintain a consolidated leverage ratio, as defined, of less than 3.20, 2.85, 2.5 and 2.0 for the twelve months ended June 30, 2001, September 30, 2001, December 31, 2001 and December 31, 2002, respectively, and other amounts as defined thereafter,

           o maintain a minimum interest coverage ratio, as defined, of at least 3.50 for the period April 25, 2001 through June 30, 2001,
               3.5 for the quarterly periods ended

               September 30, 2001 and December 2001, 4.0 for the annual period ended December 31, 2002 and other amounts as defined thereafter,

           o   maintain a minimum fixed charge coverage ratio, as defined, of
               1.05 for the quarterly periods ended June 30, 2001, September 30, 2001 and December 2001 and 1.05 for the annual periods thereafter, and

           o limit capital expenditures to $10.0 million for the quarterly periods ended June 30, 2001 and September 30, 2001, $11.5 million for the quarter ended December 31, 2001 and $12.3 million plus 25% of excess cash flow as defined for the annual periods thereafter.

The new Credit Facility contains events of default customary for facilities of this nature.

           Management believes that its existing cash and projected operating cash flows, combined with its borrowing capacity under the revolving credit facility, will be sufficient to meet the cash requirements of its existing operations, including maintenance capital improvements and debt service requirements, for at least the next twelve months. Management currently believes that cash requirements of its existing operations beyond the next twelve months will consist of debt service requirements and capital improvements and replacements in the ordinary course of business, which management expects to be met by then-existing cash, cash flows from operations, and borrowing capacity under the revolving credit facility.

           Capital Expenditures and Resources

           On June 30, 1999, the former owners of RIH completed the renovation of Resorts Atlantic City. The construction included extensive renovations to the casino floor, hotel lobby, guestrooms and suites, restaurants and public areas. The renovation also included adding an additional restaurant, VIP player lounge and Club 1133. Club 1133 was closed early this year and on June 30, 2001, 258 slot machines were installed in the former location of Club 1133.

           In 2000, RIH invested $11.7 million in capital expenditures, which included $3.5 million for the construction of the bus transportation center. Other capital expenditures included the purchase of approximately 280 slot machines and computer equipment.

           In November 2000, RIH completed construction and opened a bus transportation center. The transportation center includes a 200-seat passenger waiting area and nine parking bays for buses. This allowed RIH to add 86 slot machines to its existing casino floor. The project cost $3.5 million and was funded by operating cash flows.

           The Company is considering the construction of a new hotel tower on the site of its existing 166 room tower that was constructed in 1961. The Company is in the process of completing the architectural and design of the tower. The expansion is expected to add additional gaming space. The Company anticipates demolition of the existing hotel tower could commence as soon as the fourth quarter of 2001 and construction of the new tower as soon as the first quarter of 2002. This project is subject to many variables including financing, regulatory and governmental approvals and typical delays associated with construction. The Company can give no assurances when this expansion project will commence or if the project will be completed.

           Competition for Atlantic City casino patrons remains intense. Over the past few years, several Atlantic City casinos have expanded to add more casino space and hotel rooms. On October 1, 1999, one casino company closed its hotel and gaming space. Construction has started on a major casino hotel in the Marina section of Atlantic City and other operators have announced plans to expand existing casino hotels in Atlantic City. See "Item 1. Business-Competition."

           Results of Operations - Comparison of Three Months Ended June 30, 2001 and 2000

           Revenues

           Gaming revenues were $57.5 million for the three months ended June 30, 2001, a decrease of $1.7 million, or 2.9%, from gaming revenues for the comparable 2000 period of $59.2 million.

           Slot revenues were $41.2 million for the three months ended June 30, 2001, an increase of $0.8 million, or 2.0%, from the comparable 2000 period of $40.4 million. This was due to an increase in slot handle, or dollar amounts wagered, of $41.7 million, or 8.4%, to $539.9 million, partially offset by a decrease in the net slot hold percentage to 7.6% for the three months ended June 30, 2001 from 8.1% for the comparable 2000 period.

           Table games revenues were $15.5 million for the three months ended June 30, 2001, a decrease of $2.6 million, or 14.4%, from table game revenues for the comparable 2000 period of $18.1 million. Net table games hold percentage decreased to 13.1% for the three months ended June 30, 2001 from 15.4% for the comparable 2000 period, partially offset by an increase in table games drop, or the dollar amount of chips purchased, of $1.5 million, or 1.3%, to $118.6 million for the three months ended June 30, 2001 from $117.1 million for the comparable 2000 period.

           Room revenues were $3.6 million for the three months ended June 30, 2001, a decrease of $1.0 million, or 21.7%, from the comparable 2000 period of $4.6 million. Room revenues decreased due to a lower average room rate. The average room rate was $66.41 for the three months ended June 30, 2001, a decrease of $20.19, or 23.3%, from the comparable 2000 period of $86.60. The reduction in average room rate is attributable to a reduction in the complimentary room rate of $25.36, or 28.6%, to $63.22 for the three months ended June 30, 2001 from $88.58 for the comparable 2000 period. For the same periods, cash room rates decreased $6.98, or 8.5%, to $75.54 in 2001 from $82.52 in 2000. The occupancy rate was 92.8% for the three months ended June 30, 2001 versus 91.5% for the comparable period in 2000.

           Food and beverage revenues were $6.4 million for the three months ended June 30, 2001, a decrease of $0.5 million, or 7.2%, from the comparable 2000 period of $6.9 million. The decrease is mainly due to the closure of a nightclub and decreased days of operation at certain restaurants.

           Other revenues, which include revenues from entertainment and other miscellaneous items, were $1.7 million for the three months ended June 30, 2001, an increase of $0.5 million, or 41.7%, from the comparable 2000 period. Entertainment revenues were $0.6 million for the three months ended June 30, 2001, an increase of $0.3 million, or 79.1%, from the comparable

2000 period, due to an increase in the number of headliner acts from the comparable 2000 period.

           Costs and Expenses

           Gaming costs and expenses were $34.5 million for the three months ended June 30, 2001, a decrease of $3.1 million, or 8.2%. The decrease is mainly due to reduced promotional and marketing expenses as RIH adjusted its marketing strategy to target more profitable segments of the gaming market.

           Selling, general and administrative costs were $8.3 million for the three months ended June 30, 2001, a decrease of $1.7 million, or 17.0%, from expenses for the comparable 2000 period of $10.0 million. This decrease is due to the elimination of SINA's management fees as of October 1, 2000 resulting in a $2.2 million reduction from prior year offset by an increase in payable related costs.

           Results of Operations - Comparison of Six Months Ended June 30, 2001 and 2000

           Revenues

           Gaming revenues were $109.6 million for the six months ended June 30, 2001, an increase of $0.8 million, or 0.7%, from gaming revenues for the comparable 2000 period of $108.8 million.

           Slot revenues were $76.8 million for the six months ended June 30, 2001, an increase of $2.7 million, or 3.6%, from the comparable 2000 period of $74.1 million. This was due to an increase in slot handle, or dollar amounts wagered, of $104.4 million, or 11.5%, to $1,015.4 million, partially offset by a decrease in the net slot hold percentage to 7.6% for the six months ended June 30, 2001 from 8.1% for the comparable 2000 period.

           Table games revenues were $31.3 million for the six months ended June 30, 2001, a decrease of $2.1 million, or 6.3%, from table game revenues for the comparable 2000 period of $33.4 million. Net table games hold percentage decreased to 14.0% for the six months ended June 30, 2001 from 14.8% for the comparable 2000 period. Table games drop, or the dollar amount of chips purchased, decreased $2.9 million, or 1.3%, to $222.7 million for the six months ended June 30, 2001 from $225.6 million for the comparable 2000 period.

           Simulcast revenues were $1.5 million for the six months ended June 30, 2001, an increase of $0.2 million, or 15.4%, from the comparable 2000 period of $1.3 million.

           Room revenues were $6.7 million for the six months ended June 30, 2001, a decrease of $1.4 million, or 17.3%, from the comparable 2000 period of $8.1 million. Room revenues decreased due to a lower average room rate. The average room rate was $66.58 for the six months ended June 30, 2001, a decrease of $14.66, or 18.0%, from the comparable 2000 period of $81.24. The reduction in average room rate is attributable to a reduction in the complimentary room rate of $20.40, or 24.2%, to $63.80 for the three months ended June 30, 2001 from $84.20 for the comparable 2000 period. The occupancy rate was 88.8% for the six months ended June 30, 2001 versus 88.1% for the comparable period in 2000.

           Food and beverage revenues were $11.8 million for the six months ended June 30, 2001, a decrease of $1.1 million, or 8.5%, from the comparable 2000 period of $12.9 million. The decrease is mainly due to the closure of a nightclub and decreased days of operation at certain restaurants.

           Other revenues, which include revenues from entertainment and other miscellaneous items, were $2.8 million for the six months ended June 30, 2001, an increase of $0.6 million, or 27.3%, from the comparable 2000 period. Entertainment revenues were $1.0 million for the six months ended June 30, 2001, an increase of $0.4 million, or 66.7%, from the comparable 2000 period, due to an increase in the number of headliner acts from the comparable 2000 period.

           Costs and Expenses

           Gaming costs and expenses were $67.6 million for the six months ended June 30, 2001, a decrease of $4.6 million, or 6.4%. The decrease is mainly due to reduced promotional and marketing expenses as RIH adjusted its marketing strategy to target more profitable segments of the gaming market.

           Lodging costs and expenses were $1.6 million for the six months ended June 30, 2001, a decrease of $0.4 million, or 20.0%, from the comparable 2000 period of $2.0 million. The decrease in costs is attributable to reduced labor costs and operating expenses as a result of operational efficiencies.

           Selling, general and administrative costs were $16.4 million for the six months ended June 30, 2001, a decrease of $2.9 million, or 15.0%, from expenses for the comparable 2000 period of $19.3 million. This decrease is due to the elimination of SINA's management fees as of October 1, 2000 resulting in a $4.1 million reduction from prior year, offset by an increase in payroll related costs.

           Results of Operations - Comparison of Years Ended December 31, 2000 and 1999

           Revenues

           Gaming revenues were $224.3 million for the year ended December 31, 2000, an increase of $13.5 million, or 6.4%, from gaming revenues for the comparable 1999 period of $210.8 million. All sources of gaming revenues showed increases for this period.

           Slot revenues were $152.0 million for the year ended December 31, 2000, an increase of $5.3 million, or 3.6%, from the comparable 1999 period. This was due to an increase in slot handle, or dollar amounts wagered, of $241.1 million, or 14.3%, to $1,924.6 million, partially offset by a decrease in the net slot hold percentage to 7.9% for the year ended December 31, 2000 from 8.7% for the comparable 1999 period. In 2000, RIH instituted several effective marketing initiatives that had favorable impact on slot revenues.

           Table game revenues were $69.6 million for the year ended December 31, 2000, an increase of $7.6 million, or 12.3%, from table game revenues of $62.0 million for the comparable 1999 period. This increase resulted from an increase in the net table game hold percentage to 14.9% for the year ended December 31, 2000, from 13.6% for the comparable

1999 period and higher table game drop, or the dollar amount of chips purchased, of $12.2 million, or 2.7%, to $467.0 million for the year ended December 31, 2000, from $454.8 million for the comparable 1999 period.

           Simulcast revenues were $2.7 million for the year ended December 31, 2000, an increase of $700,000, or 36.8%, from the comparable 1999 period.

           Room revenues were $16.4 million for the year ended December 31, 2000, an increase of $1.2 million, or 7.9%, from the comparable 1999 period. Room revenues increased due to higher occupancy and average room rate. Room occupancy was 87.2% for the year ended December 31, 2000, an increase of 3.5% over the comparable 1999 period. The average room rate was $80.77 for the year ended December 31, 2000, an increase of $3.25, or 4.2%, over the comparable 1999 period. The higher occupancy resulted from increased emphasis on using the hotel to support gaming operations.

           Other revenues including entertainment and miscellaneous items were $5.0 million for the year ended December 31, 2000, a decrease of $3.1 million, or 38.3% from the comparable 1999 period. Entertainment revenues were $1.5 million for the year ended December 31, 2000, a decrease of $3.5 million from the comparable 1999 period due to a reduction in the number of headliner acts from the prior year.

           Gaming Costs and Expenses. Gaming costs and expenses were $146.3 million for the year ended December 31, 2000, an increase of $3.8 million, or 2.7% from the comparable 1999 period. This increase represents higher costs attributable to increased gaming revenues compared to the prior year, principally labor and casino win tax.

           Lodging costs and expenses were $4.2 million for the year ended December 31, 2000, an increase of $1.3 million, or 44.8% from the comparable 1999 period. This increase is directly attributable to increased occupancy compared to the prior year.

           Selling, general and administrative costs were $37.7 million for the year ended December 31, 2000, a decrease of $1.9 million, or 4.8%, from expenses of $39.6 million for the comparable 1999 period. This decrease is a result of the elimination of management fees during the fourth quarter of 2000.

           Interest expense, net of amortization and interest income, was $23.1 million for the year ended December 31, 2000, an increase of $3.5 million, or 17.9%, from the comparable 1999 period. This increase is directly attributable to a higher level of advances from SINA's credit facility.

           Results of Operations - Comparison of Years Ended December 31, 1999 and 1998

           Revenues

           Gaming and Resort Revenues. For the year 1999, gaming revenues were lower than the previous year by $9.1 million, or 4.1%. This decrease consisted of a reduction in slot revenues partially offset by an increase in table games revenues.

           Slot revenues decreased by $9.3 million, or 5.9%, mainly due to a decrease in slot handle, or dollar amounts wagered, of $138.9 million, or 7.6%. Beginning in February 1999, Resorts Atlantic City had taken out of service and/or removed from the casino floor as many as 800 slot machines at a time during the renovation of Resorts Atlantic City. As a result, there was an average of 2,033 slot machines in service during the year 1999 compared to 2,253 in 1998.

           Table game revenues increased by $393,000, or 0.6%, over the previous year. This was primarily due to an increase in table game drop, or the dollar amount of chips purchased, of $39.2 million, or 9.4%, which was partially offset by a reduction in the net hold percentage to 13.6% in 1999 from 14.8% in 1998.

           RIH also experienced slight decreases in room and food and beverage revenues for the year ended 1999 as a result of the renovation. Throughout the year, in order to complete the renovation of its existing hotel rooms, RIH took out of service an average of 45 rooms of its existing inventory of 658. Upon completion of the renovation, the number of available rooms decreased to 644 compared to 662 in 1998.

           Other revenues decreased by $3.4 million in 1999 compared to the previous year. This decrease was primarily due to lower complimentary entertainment revenues. With the availability of "Club 1133" entertainment lounge, which offered free admission to patrons, there were fewer headliner shows in the main theater.

           On June 30, 1999, management completed the renovation of Resorts Atlantic City. The construction included extensive renovations to the casino floor, hotel lobby, guestrooms and suites, room corridors, restaurants, the hotel porte cochere and public areas. In addition, three new restaurants were created, replacing two older restaurants and a VIP player lounge was constructed. As of December 31, 1999, RIH had spent $47.3 million on the renovation. In addition, in 1999, Resorts Atlantic City purchased approximately 340 slot machines and leased approximately 260 slot machines. Other expenditures consisted of various building improvement projects and computer upgrades.

           Gaming Costs and Expenses. While gaming revenues were down for the year 1999, gaming expense increased by $10.8 million. This was primarily due to increased promotional costs which more than offset a decrease in casino win tax which is based on a percentage of casino win. As explained above, the effect of fewer slot machines on the floor and lower hold percentage on table games had an unfavorable impact on casino revenues. Therefore, RIH was not able to fully realize the effects of the increased promotional costs.

           Quantitative and Qualitative Disclosures About Market Risk

           Interest Rate Risk

           The Company's exposure to interest rate risk arises principally from the variable rates associated with its credit facilities. The interest on borrowings are based, at the Company's option, at LIBOR plus 3.5% per annum or at an alternative base rate, or ABR, plus 2.5% per annum for term loan A and the new revolving credit facility and LIBOR plus 4.5% per annum or the ABR rate plus 3.5% per annum for term loan B. As of June 30, 2001, the Company had borrowings of $82.0 million under its new Credit Facility that was subject to these variable rates, with a blended rate of 10.6%. An adverse change of 1.0% in the interest rate of all such borrowings outstanding would cause the Company to incur an increase in interest expense of approximately $820,000 on an annual basis. Pursuant to the new Credit Facility, by October 22, 2001, the Company must hedge its exposure to interest rate fluctuations by having not less than 50% of its aggregate principal amount of Indebtedness (as defined in the Credit Agreement) be either, or any combination thereof, fixed rate debt or debt subject to an interest rate swap, cap or collar agreement or similar arrangement between The Company and one or more approved financial institutions providing for the transfer or mitigation of interest risks either generally or under specific contingencies. As of June 30, 2001, the Company had not yet hedged its exposure to interest rate fluctuations.

ITEM 3.    PROPERTIES

Casino, Hotel and Related Properties

           RIH's core real estate assets consist of approximately 26 acres of developed land and land available for development in Atlantic City which it either owns or has an option to purchase.

           Land used in the operation of the casino hotel consists of approximately 12 acres and is owned in fee simple, except for approximately 1.2 acres of the Resorts Atlantic City site which are leased pursuant to ground leases expiring from 2056 through 2067. The 12 acres includes approximately seven acres under the Resorts Atlantic City building complex, approximately 3.5 acres of parking lots available for future expansion and the approximate one acre in front of the casino hotel which is utilized for patron valet and related services.

           The Company also owns an approximate 5.5 acre Atlantic Ocean pier site, two acres of which contained the former Steeplechase Pier. The pier has been removed and the Company has current Federal and state permits to construct a new pier on two acres of the 5.5 acre site, although no decision has been made at this time to develop this location. Atlantic City amended its zoning ordinances to permit casinos, hotel rooms and ancillary amusements on five of the City's pier sites, including the Steeplechase Pier site. State environmental regulations are currently under review as a result of these recent zoning changes.

           The Company has an option to purchase approximately 5.5 acres of real property immediately adjacent to the Resorts Atlantic City site, pursuant to the terms of the Option Agreement for a purchase price of $40.0 million. The Option Agreement has a two-year term, which term may be extended for two additional one-year terms upon the payment of a $2.5 million extension fee payable upon each extension. The option property is zoned for casino hotel use and available for future expansion. Some of the acreage is currently utilized as a surface parking lot. During the option period, the Company leases the property pursuant to the terms of the Lease Agreement.

Other Properties

           The Company also owns in fee simple an approximate six acres of land adjacent to Delaware Avenue in Atlantic City, a portion of which is utilized by RIH for a warehouse operation servicing Resorts Atlantic City.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Parent

           The table below sets forth information regarding beneficial ownership of the Parent's class A common stock (the only class of voting securities of the Parent) as of June 30, 2001 for:

           o each stockholder who owns beneficially more than 5% of the outstanding shares of common stock;

           o   each of the Parent's directors;

           o   each of the Parent's named executive officers; and

           o   all of the Parent's directors and executive officers as a group.

           Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Except as otherwise indicated, the address for each of the Parent's named executive officers and other key executive officers is 1133 Boardwalk, Atlantic City, New Jersey 08401.


----------------------------------------------- ------------------------------------ -----------------------
           Name of Beneficial Owner               Total Shares Beneficially Owned       Percent of Class
----------------------------------------------- ------------------------------------ -----------------------
Colony RIH Voteco, LLC (1)                                     19,950                       92.6% (2)
----------------------------------------------- ------------------------------------ -----------------------
Thomas J. Barrack, Jr. (1)(3)                                  19,950                         92.6%
----------------------------------------------- ------------------------------------ -----------------------
Nicholas L. Ribis (4)                                          1,605                          7.4%
----------------------------------------------- ------------------------------------ -----------------------
Joseph A. D'Amato                                                0                             0%
----------------------------------------------- ------------------------------------ -----------------------
All directors and executive officers as a                      21,555                        100.0%
group (3 persons) (3)
----------------------------------------------- ------------------------------------ -----------------------



----------------------

(1) The address of each of Mr. Barrack and Colony RIH Voteco, LLC is 1999 Avenue of the Stars, Suite 1200, Los Angeles, CA 90067. Mr. Barrack is the sole member of Colony RIH Voteco, LLC.


(2) Pursuant to the Transfer Restriction Agreement, dated April 25, 2001, Colony IV has the right to acquire such shares on each occasion that shares of class B common stock of the Parent held by Colony IV would be transferred to a proposed purchaser who, in connection with such proposed transfer, has obtained all licenses, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws. In such event, Colony IV shall have an option to purchase from Voteco the number of shares of class A common stock of the Parent equal to the product of the number of shares of class A common stock of the Parent held by Voteco and the fraction whose numerator is the number of shares of class B common stock of the Parent proposed to be sold by Colony IV in the Approved Sale and whose denominator is the number of shares of class B common stock of the Parent held by Colony IV.

(3) Mr. Barrack is the Manager of Voteco, and thereby may be deemed to have beneficial ownership of class A common stock of the Parent owned of record by Voteco. Mr. Barrack has disclaimed beneficial ownership of such shares of class A common stock of the Parent.


(4) Includes vested options to acquire 555 shares of class A common stock of the Parent.


The Company

           The table below sets forth information regarding beneficial ownership of the Company's common stock as of June 30, 2001 for:

           o each stockholder who owns beneficially more than 5% of the outstanding shares of common stock;

           o   each of the Company's directors;

           o   each of the Company's named executive officers; and

           o   all of the Company's directors and executive officers as a group.

           Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Except as otherwise indicated, the address for each of the Company's named executive officers and other key executive officers is 1133 Boardwalk, Atlantic City, New Jersey 08401.



----------------------------------------------- -------------------------------- ------------------------
           Name of Beneficial Owner                Shares Beneficially Owned          Percent of Class
----------------------------------------------- -------------------------------- ------------------------
Colony RIH Holdings, Inc. (1)                                 100                           100%
----------------------------------------------- -------------------------------- ------------------------
Thomas J. Barrack, Jr. (2)                                     0                             0%
----------------------------------------------- -------------------------------- ------------------------
Nicholas L. Ribis                                              0                             0%
----------------------------------------------- -------------------------------- ------------------------
Joseph A. D'Amato                                              0                             0%
----------------------------------------------- -------------------------------- ------------------------
All directors and executive officers as a                      0                             0%
group (3 persons)
----------------------------------------------- -------------------------------- ------------------------


---------------------

(1) The principal address of Colony RIH Holdings, Inc. is 1133 Boardwalk, Atlantic City, NJ 08401. The Company is wholly owned by Colony RIH Holdings, Inc. and all of the outstanding common stock of the Company is pledged to lenders under the terms of our Credit Facility.


(2) The address of Mr. Barrack is 1999 Avenue of the Stars, Suite 1200, Los Angeles, CA 90067.

ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

The Parent

           The directors and executive officers of the Parent are as follows:

--------------------------- ------ --------------------------------------------
Name                        Age    Position
--------------------------- ------ --------------------------------------------
Thomas J. Barrack, Jr.      54     President and Treasurer; Director
--------------------------- ------ --------------------------------------------
Nicholas L. Ribis           56     Vice President and Secretary; Director
--------------------------- ------ --------------------------------------------
Joseph A. D'Amato           53     Vice President
--------------------------- ------ --------------------------------------------


The Company

           The directors and executive officers of the Company are as follows:

--------------------------- ------ --------------------------------------------
Name                        Age    Position
--------------------------- ------ --------------------------------------------
Thomas J. Barrack, Jr.      54     President and Treasurer; Director
--------------------------- ------ --------------------------------------------
Nicholas L. Ribis           56     Vice President and Secretary; Director
--------------------------- ------ --------------------------------------------
Joseph A. D'Amato           53     Vice President
--------------------------- ------ --------------------------------------------


RIH

           The directors and executive officers of RIH are as follows:

---------------------- ----- --------------------------------------------
Name                   Age   Position
---------------------- ----- --------------------------------------------
Nicholas L. Ribis      56    Director
---------------------- ----- --------------------------------------------
Audrey Oswell          44    Chief Operating Officer; President
---------------------- ----- --------------------------------------------
Joseph A. D'Amato      53    Chief Financial Officer;
                             Senior Vice President of Finance
---------------------- ----- --------------------------------------------
Nicholas Amato         61    Senior Vice President and General Counsel
---------------------- ----- --------------------------------------------
Alan Rivin             48    Senior Vice President Hotel Operations
---------------------- ----- --------------------------------------------
Rosalind Krause        40    Senior Vice President Casino Operations
---------------------- ----- --------------------------------------------
Joseph Weis            47    Vice President Information Technology
---------------------- ----- --------------------------------------------


           THOMAS J. BARRACK, JR. serves as director of the Parent and the Company. He also serves as President and Treasurer for the Parent and the Company. He has held these positions with the Parent and the Company since March 2001 and October 2000, respectively. Mr. Barrack is also the sole member of Voteco. Mr. Barrack serves as director of Continental Airlines, Inc., Public Storage, Inc., Kennedy-Wilson, Inc., Lucia, S.A., Olipar, S.A., Megaworld Properties & Holdings, Inc., Aozora Bank and First Republic Bank, all publicly traded companies. Mr. Barrack has served as Chairman and Chief Executive Officer of each of Colony Capital, LLC and Colony Advisors, LLC since 1992 and 1991, respectively. Colony Capital, LLC and Colony Advisors, LLC are international real estate investment and management firms.

           NICHOLAS L. RIBIS serves as director of the Parent, the Company and RIH. He also serves as Vice President and Secretary of the Parent and the Company. He has held these positions with the Parent, the Company and RIH since March 2001, October 2000 and April 2001, respectively. Mr. Ribis served as President, Chief Executive Officer and director of Trump Hotels and Casino Resorts from 1995 to 2000. Trump Hotels and Casino Resorts engages in investments in real estate and gaming facilities. From January 1993 to January 1995, Mr. Ribis was Chairman of the Casino Association of New Jersey, and has served for seven years on the board of trustees of the CRDA.

           AUDREY OSWELL was appointed President and Chief Operating Officer of RIH in February 2000. Prior to joining RIH, Ms. Oswell served as President and Chief Operating Officer of Caesars Atlantic City, from January 1999 to February 2000, which also included responsibility for the Sheraton Atlantic City Convention Center Hotel and the management of Dover Downs Slots. Ms. Oswell began her career in the Finance Department of Caesars

Atlantic City in 1979, holding various positions in the Finance and Marketing Departments, including Senior Vice President/ Marketing and Executive Vice President/General Manager before being appointed President and Chief Operating Officer. Ms Oswell holds a Masters of Business Administration degree in Marketing from Drexel University and a Bachelor of Arts degree from Temple University.

           JOSEPH A. D'AMATO serves as Vice President for both the Parent and the Company and as the Chief Financial Officer and Senior Vice President of Finance of RIH. He has held these positions with the Parent, the Company and RIH since March 2001, October 2000 and August 2000, respectively. Prior to August 2000, Mr. D'Amato served as the acting Chief Operating Officer, from May 2000 until August 2000, and Chief Financial Officer, from November 1999 until August 2000, of Trump Marina. Mr. D'Amato also served as the Chief Operating Officer, from July 1997 until November 1999, and Chief Financial Officer, from April 1997 until July 1997, of Trump Indiana Inc. From January 1997 until March 1997, Mr. D'Amato served as Vice President of the Atlantic City Hilton. Mr. D'Amato is a certified public accountant in New Jersey and Pennsylvania.

           NICHOLAS AMATO serves as the Senior Vice President and General Counsel of RIH. He has held these positions since April 2001. From January 1999 until April 2001, Mr. Amato served as the Senior Vice President of Development at Trump Hotels and Casino Resorts. From December 1994 to December 1996, Mr. Amato was the President of the Casino Association of New Jersey. From November 1991 to November 1994, Mr. Amato was the Executive Director of the CRDA.

           ALAN J. RIVIN serves as the Senior Vice President Hotel Operations of RIH. He has held this position since March 2000. In this capacity, Mr. Rivin has responsibility for all aspects of hotel operations including food and beverage, front office, facilities, security, housekeeping and the health spa. In addition, the divisions retail operations and valet parking report directly to Mr. Rivin. From January 1998 to March 2000, Mr. Rivin served as the Vice President Hotel/Food and Beverage Operations at Caesars Atlantic City. Mr. Rivin joined Caesars Atlantic City in February 1979 as Assistant Food and Beverage Director. Over the next 21 years, he held increasingly responsible positions including Food and Beverage Director, Assistant Vice President of Food and Beverage, Vice President Hotel Operations until he was named Vice President Hotel/Food & Beverage Operations in 1998.

           ROSALIND KRAUSE serves as the Senior Vice President Casino Operations of RIH. She has held this position since July 2001. From March 2000 to July 2001, Ms. Krause was the Vice President Casino Operations/Marketing of RIH. From April 1988 to March 2000, Ms. Krause was employed at Caesars Atlantic City as the Vice President of Casino Operations/ Marketing Services. In 1988, Ms. Krause joined Caesars' Atlantic City as a Table Game Pit Manager. During the next 12 years Ms. Krause held numerous management positions including Director of VIP Services, Assistant Vice President of Casino Marketing and Vice President Casino Services.

           JOSEPH WEIS serves as the Vice President Information Technology of RIH. He has held this position since June 2000. Prior to joining RIH, Mr. Weis spent sixteen years with the Caesars World organization, serving most recently as Vice President of Finance and Information

Systems for Caesars Atlantic City. In addition, Mr. Weis served as acting Chief Financial Officer for Caesars Atlantic City's transition to Park Place Entertainment. Mr. Weis has also held the positions of Chief Information Officer and Special Projects Director at Caesars Atlantic City and Director of Internal Audit for Caesars World, Inc. Mr. Weis is a certified public accountant in New Jersey.

ITEM 6.    EXECUTIVE COMPENSATION

           The Parent and the Company currently pay no compensation to any of their executive officers.

           The following table sets forth the compensation paid by RIH during the fiscal year ended December 31, 2000 to the Chief Operating Officer of RIH, to the former Chief Operating Officer of RIH, each of the four other most highly compensated executive officers of RIH as of December 31, 2000, and one other former executive officer who would have been one of RIH's four other most highly compensated executive officers had he continued to be an executive officer through the end of the fiscal year ended December 31, 2000.



                                                                                Annual Compensation
                                                            -------------------------------------------------------------
                                                                                                         Other Annual
                                                                                                         Compensation
     Name and Principal Position               Year             Salary ($)            Bonus ($)               ($)(1)
--------------------------------------- ------------------- -------------------- -------------------- -------------------
Audrey Oswell (2)..............                2000                  496,168               75,000               22,627
    President and Chief Operating
    Officer
George Papanier (3)............                2000                  500,962 (4)               --                  178
    Executive Vice President and
    Chief Operating Officer
Lyndon Stockton (5)............                2000                  219,308              111,538                   --
    Senior Vice President Corporate
    Casino Sales
David Hughes (6)...............                2000                  309,222 (7)               --                1,479
    Senior Vice President of Finance
    and Chief Financial Officer
John Daniels (8)...............                2000                  232,058               30,000                3,281
    Senior Vice President Corporate
    Development and General Counsel
Alan Rivin (9).................                2000                  161,549               30,000                  316
    Senior Vice President Hotel
    Operations
Rosalind Krause (10)...........                2000                  141,355               35,000                  181
    Senior Vice President Casino
    Operations


--------------------

1. In the case of Ms. Oswell, includes $797 of compensation related to RIH's group life insurance coverage and $21,830 in other compensation. In the case of Mr. Papanier, includes $178 of compensation related to RIH's group life insurance coverage. In the case of Mr. Hughes, includes $250 of compensation related to RIH's group life insurance coverage and $1,229 in other compensation. In the case of Mr. Daniels, includes $3,281 of compensation related to RIH's group life insurance coverage. In the case of Mr. Rivin, includes $360 of compensation related to RIH's group life insurance coverage. In the case of Ms. Krause, includes $181 of compensation related to RIH's group life insurance coverage.

2. On February 25, 2000, Ms. Oswell was appointed RIH's President and Chief Operating Officer.

3. Mr. Papanier served as RIH's Executive Vice President and Chief Operating Officer from May 14, 1997 to February 24, 2000.

4.   Includes $375,000 in severance compensation for Mr. Papanier.

5. Mr. Stockton served as RIH's Senior Vice President of Corporate Casino Sales from August 9, 1999 to April 25, 2001.

6. Mr. Hughes served as RIH's Senior Vice President of Finance and Chief Financial Officer from May 29, 1997 to August 24, 2000.

7.   Includes $137,335 in severance compensation for Mr. Hughes.

8. Mr. Daniels served as RIH's Senior Vice President of Corporate Development and General Counsel from November 5, 1997 to March 30, 2001.

9. Mr. Rivin was appointed RIH's Senior Vice President of Hotel Operations on March 6, 2000.

10. Ms. Krause was appointed RIH's Vice President of Casino Operations on March 6, 2000. Ms. Krause was named Senior Vice President of Casino Operations on July 9, 2001.



           Employment Agreements

           RIH entered into an employment agreement with Audrey Oswell on February 18, 2000. Ms. Oswell is currently serving as RIH's Chief Operating Officer and President. The current term of this agreement expires on February 26, 2002. RIH currently pays Ms. Oswell an annual base salary of $600,000. Ms. Oswell is eligible to receive an annual bonus of 50% of her annual base salary in the event that EBIDTA for RIH for the six months ended December 31,2000 is in excess of $18.0 million. In the event EBITDA for RIH for such period is in excess of $21.5 million, Ms. Oswell will be paid a total bonus of 100% of her annual base salary. Under this agreement, Ms. Oswell is entitled to a monthly automobile allowance of $2,000 and RIH will pay all insurance premiums on such automobile. The following termination benefits are provided by this agreement:

           o if Ms. Oswell is terminated "for cause," as defined in the agreement, she will receive no additional compensation or termination benefits other than accrued and unpaid base salary and accrued and unused vacation pay and any other benefits to which she is entitled to under any applicable employee benefit plan or program or by reason of applicable law;

           o if Ms. Oswell is terminated "without cause," as defined in the agreement, she will receive a lump sum payment equal to the greater of six months base salary or an amount equal to her base salary for the remainder of the agreement's term, and her medical and dental benefits until she is enrolled in the medical plans of her new employer or the term of the agreement expires;

           o if Ms. Oswell "voluntarily terminates" her employment, as defined in the agreement, she will receive no additional compensation or termination benefits other than accrued and unpaid base salary and accrued and unused vacation pay; and

           o if Ms. Oswell is terminated without cause within six months of or voluntarily resigns within three months of a "change of control," as defined in the agreement, she will receive a lump sum payment equal to the greater of the amount that would otherwise be payable to her as base salary for the remainder of the agreement's term or one year's base salary.

This agreement also entitles Ms. Oswell to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

           RIH entered into an employment agreement with Joseph D'Amato on August 29, 2000. Mr. D'Amato is currently serving as RIH's Chief Financial Officer and Senior Vice President of Finance. The current term of this agreement expires on August 29, 2002. RIH currently pays Mr. D'Amato an annual base salary of $215,000. Under this agreement, Mr. D'Amato received a one-time bonus payment equal to $5,000 on August 29, 2000. Mr. D'Amato is also eligible to participate in RIH's bonus program. The following termination benefits are provided by this agreement:

           o if Mr. D'Amato either voluntarily terminates his employment or is terminated "for cause," as defined in the agreement, he will receive no additional compensation or termination benefits other than accrued but unpaid base salary and accrued and unused vacation pay;

           o if Mr. D'Amato is terminated other than for "cause," he will receive a lump sum payment equal to six months of his base salary and medical benefits for the lesser of the period of time for which he is not enrolled in a subsequent employer's medical benefits plan or six months from the date of his termination; and

           o if Mr. D'Amato is terminated other than for "cause" upon a change of control in the ownership of RIH, he will receive a lump sum payment equal to the greater of six months of his base salary or the remaining term of the agreement, not to exceed twelve months.

This agreement also entitles Mr. D'Amato to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

           RIH entered into an employment agreement with Alan J. Rivin on March 8, 2000. Mr. Rivin is currently serving as RIH's Senior Vice President Hotel Operations. The current term of this agreement expires on March 6, 2002. RIH currently pays Mr. Rivin an annual base salary of $200,000. Mr. Rivin is eligible to participate in RIH's bonus program. The following termination benefits are provided by this agreement:

           o if Mr. Rivin either voluntarily terminates his employment or is terminated "for cause," as defined in the agreement, he will receive no additional compensation or termination benefits other than accrued but unpaid base salary and accrued and unused vacation pay; and

           o if Mr. Rivin is terminated other than for "cause," he will receive a lump sum payment equal to six months of his base salary and medical benefits for the lesser of the period of time for which he is not enrolled in a subsequent employer's medical benefits plan or six months from the date of his termination.

This agreement also entitles Mr. Rivin to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

           RIH entered into an employment agreement with Rosalind Krause on March 6, 2000. Ms. Krause is currently serving as RIH's Vice President Casino Operations. The current term of this agreement expires on March 6, 2002. RIH currently pays Ms. Krause an annual base salary of $175,000. Ms. Krause is eligible to participate in RIH's bonus program. The following termination benefits are provided by this agreement:

           o if Ms. Krause either voluntarily terminates her employment or is terminated "for cause," as defined in the agreement, she will receive no additional compensation or termination benefits other than accrued but unpaid base salary and accrued and unused vacation pay; and

           o if Ms. Krause is terminated other than for "cause," she will receive a lump sum payment equal to six months of her base salary and medical benefits for the lesser of the period of time for which she is not enrolled in a subsequent employer's medical benefits plan or six months from the date of her termination.

This agreement also entitles Ms. Krause to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

           RIH entered into an employment agreement with Joseph Weis on June 5, 2000. Mr. Weis is currently serving as RIH's Vice President Information Technology. The current term of this agreement expires on June 5, 2002. RIH currently pays Mr. Weis an annual base salary of $165,000. Mr. Weis is eligible to participate in RIH's bonus program. The following termination benefits are provided by this agreement:

           o if Mr. Weis either voluntarily terminates his employment or is terminated "for cause," as defined in the agreement, he will receive no additional compensation or termination benefits other than accrued but unpaid base salary and accrued and unused vacation pay; and

           o if Mr. Weis is terminated other than for "cause," he will receive a lump sum payment equal to six months of his base salary and medical benefits for the lesser of the period of time for which he is not enrolled in a subsequent employer's medical benefits plan or six months from the date of his termination.

This agreement also entitles Mr. Weis to participate in RIH's other standard benefit programs and contains customary confidentiality and competition provisions.

           Vice Chairman's Agreement

           The Parent and the Company entered into a Vice Chairman's Agreement with Nicholas L. Ribis on April 25, 2001, as amended. Mr. Ribis is currently serving as a director of the Parent, the Company and RIH. The current term of this agreement expires on April 25, 2006. The Company currently pays Mr. Ribis annual consulting fees of $240,000 and an annual base salary of $60,000. Mr. Ribis is entitled to an annual bonus based upon achievement of the Company's annual budget and business plan targets to be determined by the Company's board of directors. The annual budget and business plan targets have not yet been formally approved by the Company's board of directors. The agreement provides for a minimum guaranteed annual bonus of $300,000 in 2001. Mr. Ribis received a one-time transaction bonus payment of $300,000 during the second quarter of 2001. Under this agreement, the Parent agreed to grant Mr. Ribis an option to purchase 1,105 shares of class A common stock at a price of $0.0475 per share and 22,368 shares of class B common stock at $100 per share, of which 555 shares of class A common stock and 11,188 shares of class B common stock vested on April 25, 2001 and 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006. Additionally, 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006, subject to the Company satisfying the performance targets established for Mr. Ribis' annual bonus. Upon termination of this agreement under certain circumstances, the Parent shall have the right to purchase and Mr. Ribis shall have the right to sell, any shares of capital stock of the Parent held by Mr. Ribis. The Company has also agreed to pay Mr. Ribis' reasonable business expenses. The agreement also contains customary confidentiality and competition provisions.

           The agreement includes the following termination benefits:

           o If Mr. Ribis is terminated without "cause," as defined in the agreement, dies or becomes disabled or Mr. Ribis terminates his services for "good reason," as defined in the agreement, he will be entitled to receive his salary for a period of 12 months following the date of termination and the portion of his annual bonus accrued in the year of termination. The options that would vest in the two-year period following the date of termination shall immediately vest and shall be exercisable for a period of 90 days following the date of termination.

           o If Mr. Ribis is terminated for "cause," as defined in the agreement or Mr. Ribis terminates his services "without good reason," he will receive no additional compensation and all outstanding but unexercised options shall be cancelled.

           The options issued to Mr. Ribis will be accounted for under the fair value method of accounting on the date the shares become vested and will be reflected as compensation expense over the life of the agreement. Further, the common shares purchased by Mr. Ribis will be classified separately from stockholders' equity as "Redeemable common stock" in the balance sheet of the Company to reflect the rights granted Mr. Ribis to require the Parent to repurchase his shares upon termination of the agreement under certain circumstances.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

           Transfer Restriction Agreement

           Shares of the Parent's class A common stock held by Voteco are subject to a Transfer Restriction Agreement, dated April 25, 2001 by and among Mr. Barrack, Voteco and Colony IV. The Transfer Restriction Agreement provides, among other things, that:

           o Colony IV has the right to acquire shares of the Parent's class A common stock from Voteco on each occasion that shares of the Parent's class B common stock held by Colony IV would be transferred to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws, and

           o Voteco will not transfer ownership of shares of the Parent's class A common stock owned by it except pursuant to such option of Colony IV.

See "Item 4. Security Ownership of Certain Beneficial Owners and Management." Colony IV required Voteco and Mr. Barrack to enter into the Transfer Restriction Agreement to restrict the ability of Voteco and Mr. Barrack, without the assent of Colony IV, to obtain personal benefit from any control premium or price appreciation associated with the shares of the Parent's class A common stock or to transfer control of RIH to a third party. The per share exercise price of Colony IV's option under the Transfer Restriction Agreement has been set to reimburse Voteco for its original cost of acquiring shares of the Parent's class A common stock, plus interest accruing at a rate of 6% per year on the original purchase price. In addition, the Amended and Restated Certificate of Incorporation of the Parent provides that no stock or other securities issued by the Parent, and no interest, claim or charge therein or thereto, may be transferred, except in accordance with the provisions of the NJCCA and the regulations promulgated thereunder. See "Item 11. Description of Parent's Securities to Be Registered."

           Stockholders Agreement

           On April 25, 2001, the Parent, Voteco, Colony IV and Mr. Ribis entered into a Stockholders Agreement. Pursuant to the terms of the Stockholders Agreement, Mr. Ribis and any other future employee stockholder, or an Employee Stockholder, will be prohibited from transferring any shares of the Parent's capital stock prior to the initial public offering of the Parent's common stock. In the event Mr. Ribis or any Employee Stockholder proposes to transfer any shares of the Parent's capital stock, the Parent, then Voteco and Colony IV have a right of first offer on such transfer. In the event that Colony IV or Voteco sell their respective holdings or a substantial portion of their respective holdings of the Parent's capital stock, Mr. Ribis and other Qualified Stockholders (as defined in the Stockholders Agreement) have the right to participate in the sale on the same terms.

           All holders of the Parent's common stock who are party to the Stockholders Agreement have "piggyback" registration rights. If the Parent registers any of its equity securities, the investors may require the Parent to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering, has the right, subject to certain conditions, to limit the number of registrable securities. In general, the Parent will bear all fees, costs and expenses of any such registrations, other than underwriting discounts and commissions.

           Vice Chairman's Agreement

           The Parent and the Company entered into a Vice Chairman's Agreement with Nicholas L. Ribis on April 25, 2001. See "Item 6. Executive
Compensation--Vice Chairman's Agreement."

           The directors and certain executive officers of the Parent will enter into an Indemnification Agreement. See "Item 12--Indemnification of Directors and Officers."

ITEM 8.    LEGAL PROCEEDINGS

           Various legal proceedings are now pending against RIH. Management considers all such proceedings to be ordinary litigation incident to the character of its business. Management believes that the resolution of these claims will not, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations.

           From time to time, RIH may be involved in routine administrative proceedings involving alleged violations of certain provisions of the NJCCA. However, management believes that the final outcome of these proceedings will not, either individually or in the aggregate, have a material adverse effect on the Parent, the Company or RIH, or on their ability to otherwise retain or renew any casino or other licenses required under the NJCCA, although no assurances can be given.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

           No established public trading market exists for either the Parent's or the Company's common equity. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in either of the Parent's or the Company's common equity.

           There are no outstanding options or warrants to purchase, or securities convertible into, either the Parent's or the Company's common equity. The Parent has agreed to grant Mr. Ribis an option to purchase 1,105 shares of its class A common stock at a price of $0.0475 per share and 22,368 shares of its class B common stock at $100 per share, of which 555 shares of class A common stock and 11,188 shares of class B common stock vested on April 25, 2001 and 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006. Additionally, 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006, subject to the Company satisfying certain performance targets. See "Item 7--Certain Relationships and Related Transactions." All shares of the Parent's and the Company's common equity are subject to sale pursuant to Rule 144 of the Securities Act of 1933, as amended, subject to the limitations set forth therein. Neither the Parent nor the Company has agreed with any security holder to register any of their common equity for sale by any security holder. Neither the Parent nor the Company currently proposes to publicly offer any shares of their common equity.

           Presently, the Parent has three holders of record and the Company has one holder of record.

           Neither the Parent nor the Company pays or anticipates paying in the foreseeable future any dividends on their common equity. The Credit Facility contains restrictions on the payment of dividends by the Parent and the Company. See "Item 1. Business--The Registrants." In addition, Section 1.05 of NJCCA prohibits the Parent from paying dividends to any person who is disqualified by the NJCCC. Both the Parent and the Company are restricted from paying any dividends without the consent of the lenders under the Credit Facility.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

           Since March 7, 2001, the Parent's date of incorporation, the Parent has issued the following securities without registration pursuant to Section 4(2) of the Securities Act:

           o In April 2001, the Parent issued 19,950 shares of class A common stock to Voteco at a cash price of $0.0475 per share for a total price of $950;

           o In April 2001, the Parent issued 403,740 shares of class B common stock to Colony IV at a cash price of $100 per share for a total price of $40,374,000;

           o In April 2001, the Parent issued 1,050 shares of class A common stock at a cash price of $0.0475 per share and 21,250 shares of class B common stock to Ribis at a cash price of $100 per share for a total price of $2,125,050; and

           o In April 2001, the Parent agreed to grant Mr. Ribis options to purchase 1,105 shares of class A common stock at a price of $0.0475 per share and 22,368 shares of class B common stock at a price of $100 per share.

           Since October 24, 2000, the Company's date of incorporation, the Company has issued the following securities without registration pursuant to
Section 4(2) of the Securities Act of 1933, as amended:

           o In October 2000, the Company issued 100 shares of common stock to Colony IV at a cash price of $.01 per share for a total price of $1.00; and

           o In April 2001, Colony IV transferred the shares of common stock of the Company to the Parent, pursuant to the terms of a Securities Purchase Agreement between Colony IV and the Parent, dated April 25, 2001.

ITEM 11.   DESCRIPTION OF REGISTRANTS' SECURITIES TO BE REGISTERED

The Parent

           The authorized capital stock of the Parent consists of 1.1 million shares of common stock, of which 600,000 shares have been designated class A common stock, par value $.01 per share, and 500,000 shares have been designated class B common stock, par value $.01 per share, and 50,000 shares of preferred stock, par value $.01 per share, none of which are designated. Presently, 21,000 shares of class A common stock and 424,990 shares of class B common stock are outstanding. The class A common stock is the only class of the Parent's capital stock being registered pursuant to this registration statement.

           Common Stock

           Holders of class A common stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Parent and are not entitled to cumulative voting for the election of directors. Except as otherwise expressly required by law, holders of class B common stock have no right to vote on any matters to be voted on by the stockholders of the Parent. Holders of class A common stock and class B common stock have no preemptive rights, no other rights to subscribe for additional shares of the Parent, no conversion rights and no redemption rights, will not benefit from any sinking fund and will not have preferential rights upon liquidation. Subject to preferences that may apply to shares of preferred stock at the time, holders of class A common stock and class B common stock are entitled to share ratably, share for share, in dividends when, as and if declared on the common stock of the Parent, provided that dividends or distributions that are declared that are payable in shares of, or in subscription or other rights to acquire class A common stock or class B common stock, dividends or distributions payable in shares of, or in subscription or other rights to acquire shares of, any particular class of common stock shall be payable only to holders of such class of common stock.

           The shares of class A common stock are subject to substantial dilution. Colony IV holds approximately 95 percent of the class B common stock issued. The Parent's Amended and Restated Certificate of Incorporation provides Colony IV and its successor entities and affiliates (as such term is defined in Rule 501(b) under the Securities Act) with the right to convert at any time any of their shares of class B common stock into an equal number of shares of class A common stock, subject to compliance with all gaming and other statutes, laws, rules and regulations applicable to the Parent at the time of such exercise.

           No stock or other securities issued by the Parent and no interest, claim or charge therein or thereto may be transferred, except in accordance with the provisions of the NJCCA and the regulations promulgated thereunder. Any transfer in violation thereof is ineffective until the

Parent either ceases to be subject to the jurisdiction of the NJCCC, or the NJCCC validates or waives any defect in such transfer. Stock issued by the Parent may be liable to a call option. See "Item 1--Business--Regulation and Gaming Taxes and Fees--Restrictions on Ownership of Equity and Debt Securities."

           Undesignated Preferred Stock

           The board of directors of the Parent is authorized to provide for the issuance of the preferred stock in one or more classes, or series, and to fix for such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issuance of such class or series including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Parent; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Parent at such price or prices or at such rates of exchange and with such adjustments, all as may be stated in such resolution or resolutions. Stock issued by the Parent may be liable to a call option. See "Item 1--Business--Regulation and Gaming Taxes and Fees--Restrictions on Ownership of Equity and Debt Securities." Notwithstanding the foregoing, the rights of each holder of Preferred Stock shall be subject at all times to compliance with all gaming and other statutes, laws, rules and regulations applicable to the Parent and such holder at that time.

The Company

           The authorized capital stock of the Company consists of 10,000 shares of common stock, par value $.01 per share. Presently, 100 shares of common stock are outstanding. The common stock is being registered pursuant to this registration statement.

           Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Company and are not entitled to cumulative voting for the election of directors. Holders of common stock have no preemptive rights, no other rights to subscribe for additional shares of the Company, no conversion rights and no redemption rights, will not benefit from any sinking fund and will not have preferential rights upon liquidation. Common stockholders are entitled to share ratably, share for share, in dividends when, as and if declared on the common stock of the Company, provided that dividends or distributions that are declared that are payable in shares of, or in subscription or other rights to acquire common stock, dividends or distributions payable in shares of, or in subscription or other rights to acquire shares of, any particular class of common stock shall be payable only to holders of such class of common stock. Stock issued by the Company may be liable to a call option. See "Item 1. Business--Regulation and Gaming Taxes and Fees--Restrictions on Ownership of Equity and Debt Securities."

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

           The Parent's Amended and Restated Certificate of Incorporation and the Company's Certificate of Incorporation, as amended, limit the liability of the Parent's and the Company's directors to the fullest extent permitted under Delaware corporate law. Specifically, the directors are not liable to either Registrant or its stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability for:

           o any breach of the director's duty of loyalty to either Registrant or its stockholders:

           o acts or omissions not in good faith or which may involve intentional misconduct or a knowing violation of law;

           o dividends or other distributions of our corporate assets that are in contravention of restrictions in Delaware law, the applicable certificate of incorporation, bylaws or any agreement to which the Registrants are a party; and

           o any transaction from which a director derived an improper personal benefit.

           The provision will generally not limit liability under state or federal securities laws.

           Delaware law, and the Registrants' respective certificates of incorporation, provide that the Registrants will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with the Registrant against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

           Under the Indemnification Agreement, the Parent shall indemnify to the fullest extent permitted by law, against all expenses, liability and loss reasonably incurred or suffered by the director or executive officer in connection with any action, suit or proceeding (other than an action by or in the right of the Parent) in which the director or executive officer is or was a party, is threatened to be made a party to or is involved in by reason of his or her position with the Parent or his or her serving at the request of the Parent as an officer or director of another enterprise.

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

           The financial statements and supplementary data are as set forth in the "Index to Financial Statements" on page F-1.

ITEM 14. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

           In April 2001, the Parent engaged Ernst & Young LLP as its independent accountants. The decision to engage Ernst & Young LLP as the Parent's independent accountants was not approved by the Parent's board of directors. Prior to April 2001, the Parent had not consulted with Ernst & Young LLP on items that involved accounting principles.

           From October 1997 to April 2001, RIH retained Arthur Andersen, LLP as its principal accountants. Arthur Andersen, LLP audited the financial statements of RIH for the years ended December 31, 1997 through 2000. The audit reports of Arthur Andersen, LLP did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope and accounting principles. RIH did not have any disagreement with Arthur Andersen, LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, with respect to the financial statements they audited, which disagreement, if not resolved to the satisfaction of Arthur Andersen, LLP would have caused Arthur Andersen, LLP to make reference to the matter of the disagreement in their reports.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS

(a) List separately all financial statements filed. See "Index to Financial Statements."

(b)        Exhibits

Exhibit
Numbers      Exhibit
-------      -------

3.1 Amended and Restated Certificate of Incorporation of Colony RIH Holdings, Inc.*

3.2          By-Laws of Colony RIH Holdings, Inc.*

3.3          Certificate of Incorporation of Colony RIH Acquisitions, Inc.*

3.4 Certificate of Amendment of Certificate of Incorporation of Colony RIH Acquisitions, Inc.*

3.5          By-Laws of Colony RIH Acquisitions, Inc.*

4.1          Form of Colony RIH Holdings, Inc. Stock Certificate.*

4.2          Form of Colony RIH Acquisitions, Inc. Stock Certificate.*

10.1 Purchase Agreement, dated October 30, 2000, by and among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*

10.2 First Amendment to the Purchase Agreement, dated February 28, 2001, among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*

10.3 Second Amendment to the Purchase Agreement, dated April 5, 2001, among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*

10.4 Third Amendment to the Purchase Agreement, dated April 24, 2001, among Colony RIH Acquisitions, Inc., Sun International North America, Inc. and GGRI, Inc.*

10.5 Second Amended and Restated Credit Agreement, dated May 18, 2001, among Colony RIH Acquisitions, Inc., the guarantors named therein, the lenders named therein, Merrill Lynch & Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bankers Trust Company.*

10.6 Amendment No. 1 to the Second Amended and Restated Credit Agreement, dated June 27, 2001, among Colony RIH Acquisitions, Inc., the guarantors named therein, the lenders named therein, Merrill Lynch & Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bankers Trust Company.*

10.7 Security Agreement, dated April 25, 2001, by Colony RIH Acquisitions, Inc., Colony RIH Holdings, Inc. Resorts International Hotel, Inc., New Pier Operating Company, Inc., the guarantors named therein and Bankers Trust Company.*

10.8 Option Agreement, dated April 25, 2001, by and between Colony RIH Acquisitions, Inc. and Sun International North America, Inc.*

10.9 Lease Agreement, dated April 25, 2001, by and between Sun International North America, Inc. and Colony RIH Acquisitions, Inc.*

10.10        Form of Note.*

10.11        Form of Indemnification Agreement.*

10.12 Securities Purchase Agreement, dated April 25, 2001, between Nicholas L. Ribis and Colony RIH Holdings, Inc.*

10.13 Securities Purchase Agreement, dated April 25, 2001, between Colony RIH Voteco, LLC and Colony RIH Holdings, Inc.*

10.14 Securities Purchase Agreement, dated April 25, 2001, between Colony Investors IV, L.P. and Colony RIH Holdings, Inc.*

10.15 Stockholders Agreement, dated April 25, 2001, by and among Colony RIH Holdings, Inc., Colony RIH Voteco, LLC, Colony Investors IV, L.P. and Nicholas L. Ribis.*

10.16 Vice Chairman Agreement, dated April 25, 2001, by and among Nicholas L. Ribis and Colony RIH Acquisitions, Inc.*

16.1         Acknowledgment of Arthur Andersen, LLP.*

21.1         Subsidiaries of the registrant.*

23.1         Consent of Arthur Andersen, LLP.

23.2         Consent of Ernst & Young, LLP, Colony RIH Holdings, Inc.

23.3         Consent of Ernst & Young, LLP, Colony RIH Acquisitions, Inc.

----------------

* Previously filed.

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COLONY RIH HOLDINGS, INC.


Dated:  August 24, 2001                 By:  /s/  Thomas J. Barrack, Jr.
                                             ---------------------------
                                             Name:  Thomas J. Barrack, Jr.
                                             Title:  President and Treasurer


                                       COLONY RIH ACQUISITIONS, INC.


Dated:  August 24, 2001                 By:  /s/  Thomas J. Barrack, Jr.
                                             ---------------------------
                                             Name:  Thomas J. Barrack, Jr.
                                             Title:  President and Treasurer

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                    Page
                                                                                                    ----
Colony RIH Holdings, Inc.
      Condensed Consolidated Balance Sheets at June 30, 2001
        and December 31, 2000 (Unaudited).......................................................    F-3
      Condensed Consolidated Statements of Operations for the
        three and six months ended June 30, 2001 and
        June 30, 2000 (Unaudited)...............................................................    F-4
      Condensed Consolidated Statements of Cash Flows for the
        six months ended June 30, 2001 and June 30, 2000 (Unaudited)............................    F-5
      Notes to Condensed Consolidated Financial Statements (Unaudited)..........................    F-6
      Report of Independent Auditors............................................................    F-9
      Balance Sheet.............................................................................    F-10
      Notes to Balance Sheet....................................................................    F-11
      Introduction to the Pro Forma Condensed Consolidated Statements
        of Operations ..........................................................................    F-13
      Pro Forma Condensed Consolidated Statements of Operations.................................    F-14
      Notes to Pro Forma Condensed Consolidated Statements of Operations........................    F-16

Colony RIH Acquisitions, Inc.
      Condensed Consolidated Balance Sheets at June 30, 2001
        and December 31, 2000 (Unaudited).......................................................    F-18
      Condensed Consolidated Statements of Operations for the
        three and six months ended June 30, 2001 and
        June 30, 2000 (Unaudited)...............................................................    F-19
      Condensed Consolidated Statements of Cash Flows for the
        six months ended June 30, 2001 and June 30, 2000 (Unaudited)............................    F-20
      Notes to Condensed Consolidated Financial Statements (Unaudited)..........................    F-21
      Report of Independent Auditors............................................................    F-24
      Balance Sheet.............................................................................    F-25
      Notes to Balance Sheet....................................................................    F-26

Resorts International Hotel, Inc. (Predecessor Company)
      Report of Independent Public Accountants for the years ended December 31,
         2000 and 1999..........................................................................    F-28
      Balance Sheets for the years ended December 31, 2000 and 1999.............................    F-29
      Statements of Operations for the years ended December 31, 2000 and
         1999 ..................................................................................    F-30
      Statements of Shareholder's Equity for the years ended December 31, 2000
         and 1999...............................................................................    F-31
      Statements of Cash Flows for the years ended December 31, 2000 and
         1999...................................................................................    F-32
      Notes to Financial Statements for the years ended December 31, 2000
         and 1999...............................................................................    F-33
      Report of Independent Public Accountants for the years ended December 31,
         1999 and 2000..........................................................................    F-42
      Valuation and Qualifying Accounts for the years ended December 31,

         1999 and 2000..........................................................................    F-43
      Report of Independent Public Accountants for the years ended December 31,
         1999 and 1998..........................................................................    F-44
      Balance Sheets for the years ended December 31, 1999 and 1998.............................    F-45
      Statements of Operations for the years ended December 31, 1999 and
         1998...................................................................................    F-46
      Statements of Shareholder's Equity for the years ended December 31, 1999
         and 1998...............................................................................    F-47
      Statements of Cash Flows for the years ended December 31, 1999 and
         1998...................................................................................    F-48
      Notes to Financial Statements for the years ended December 31, 1999
         and 1998...............................................................................    F-49
      Report of Independent Public Accountants for the years ended December 31,
         1998 and 1999..........................................................................    F-59
      Valuation and Qualifying Accounts for the years ended December 31,
         1998 and 1999..........................................................................    F-60

                            COLONY RIH HOLDINGS, INC.
                CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
                (Dollars in thousands, except per share amounts)

                                                                                      June 30,                   December 31,
                                                                                        2001                         2000
                                                                                   ---------------             ---------------
                                   ASSETS                                             Successor                  Predecessor
                                   ------                                            (Unaudited)
Current assets
        Cash and cash equivalents                                                  $        18,950             $        21,453
        Receivables, net                                                                     6,312                       9,142
        Inventories                                                                          1,729                       2,006
        Prepaid expenses                                                                     5,304                       1,934
                                                                                   ---------------             ---------------
                Total current assets                                                        32,295                      34,535

Property and equipment, net                                                                114,897                     257,778
Deferred charges and other assets                                                           26,513                      23,567
Goodwill, net of amortization                                                                  -                        95,091
                                                                                   ---------------             ---------------
                       Total assets                                                $       173,705             $       410,971
                                                                                   ===============             ===============


                        LIABILITIES AND SHAREHOLDERS' EQUITY
                        ------------------------------------

Current liabilities
        Current maturities of long-term debt                                       $         9,233             $           581
        Accounts payable                                                                     5,932                       5,405
        Accrued interest payable                                                               752                       1,648
        Accrued interest payable to affiliates                                                 -                         5,300
        Accrued expenses and other current liabilities                                      23,650                      26,748
                                                                                   ---------------             ---------------
                Total current liabilities                                                   39,567                      39,682
                                                                                   ---------------             ---------------

Notes payable to affiliates, net of unamortized discounts                                      -                       199,337

Long-term debt                                                                             89,500                      79,000

Deferred income taxes                                                                          -                        35,457

Redeemable common stock                                                                      2,125                         -
                                                                                   ---------------             ---------------

                Total liabilities                                                          131,192                     353,476

Shareholders' equity
        Common stock:
           Class A - $.01 par value, 21,000 shares issued and outstanding                      -                           -
           Class B - $.01 par value, 424,990 shares issued and outstanding                       4                         -
           RIH - $1 par value, 1,000,000 shares issued and outstanding                         -                         1,000
        Capital in excess of par                                                            40,371                     123,660
        Retained earnings (accumulated deficit)                                              2,138                     (67,165)
                                                                                   ---------------             ---------------
                Total shareholders' equity                                                  42,513                      57,495
                                                                                   ---------------             ---------------
                       Total liabilities and shareholders' equity                  $       173,705             $       410,971
                                                                                   ===============             ===============


The accompanying notes are an integral part of these financial statements.

                            COLONY RIH HOLDINGS, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
       For the three and six months ended June 30, 2001 and June 30, 2000
                             (Dollars in thousands)


                                              April 1,             April 25,         Three months
                                               2001 to              2001 to              ended
                                           April 24, 2001        June 30, 2001       June 30, 2000
                                         ------------------   ------------------  ------------------
                                             Predecessor           Successor          Predecessor
Revenues
   Casino                                $           16,166   $           41,334  $           59,193
   Lodging                                              913                2,660               4,564
   Food and beverage                                  1,591                4,783               6,932
   Other                                                417                1,309               1,196
   Less: promotional allowances                      (1,684)              (4,639)             (6,700)
                                         ------------------   ------------------  ------------------
      Total net revenue                              17,403               45,447              65,185

Costs and expenses
   Casino                                             9,130               25,342              37,626
   Lodging                                              257                  674                 963
   Food and beverage                                    848                2,696               4,002
   Other operating                                    1,681                4,375               6,706
   Selling, general and administrative                2,454                5,855               9,984
   Depreciation and amortization                        949                1,220               4,449
                                         ------------------   ------------------  ------------------
      Total costs and expenses                       15,319               40,162              63,730

      Income (loss) from operations                   2,084                5,285               1,455

Interest income                                         118                  195                 515
Interest expense                                     (1,585)              (1,919)             (6,103)
Other expense                                           -                    (86)                -
                                         ------------------   ------------------  ------------------

      Income (loss) before income taxes                 617                3,475              (4,133)

Provision for income taxes                              -                 (1,337)                -
                                         ------------------   ------------------  ------------------

      Net income (loss)                  $              617   $            2,138  $           (4,133)
                                         ==================   ==================  ==================


                                             January 1,           April 25,           Six months
                                               2001 to             2001 to               ended
                                           April 24, 2001       June 30, 2001        June 30, 2000
                                         ------------------  ------------------   ------------------
                                             Predecessor          Successor           Predecessor
Revenues
   Casino                                $           68,220  $           41,334   $          108,756
   Lodging                                            3,996               2,660                8,115
   Food and beverage                                  6,977               4,783               12,898
   Other                                              1,523               1,309                2,187
   Less: promotional allowances                      (7,510)             (4,639)             (12,209)
                                         ------------------  ------------------   ------------------
      Total net revenue                              73,206              45,447              119,747

Costs and expenses
   Casino                                            42,234              25,342               72,247
   Lodging                                              913                 674                1,986
   Food and beverage                                  3,639               2,696                7,750
   Other operating                                    8,293               4,375               12,920
   Selling, general and administrative               10,532               5,855               19,285
   Depreciation and amortization                      5,325               1,220                8,998
                                         ------------------  ------------------   ------------------
      Total costs and expenses                       70,936              40,162              123,186

      Income (loss) from operations                   2,270               5,285               (3,439)

Interest income                                         510                 195                  878
Interest expense                                     (7,673)             (1,919)             (12,184)
Other expense                                           -                   (86)                 -
                                         ------------------  ------------------   ------------------

      Income (loss) before income taxes              (4,893)              3,475              (14,745)

Provision for income taxes                              -                (1,337)                 -
                                         ------------------  ------------------   ------------------

      Net income (loss)                  $           (4,893) $            2,138   $          (14,745)
                                         ==================  ==================   ==================


The accompanying notes are an integral part of these financial statements.

                            COLONY RIH HOLDINGS, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                 For the six months ended June 30, 2001 and 2000
                             (Dollars in thousands)


                                                                                     Six months ended
                                                                                       June 30, 2001
                                                                        -------------------------------------------    Six months
                                                                          January 1, 2001       April 25, 2001           ended
                                                                         to April 24, 2001     to June 30, 2001      June 30, 2000
                                                                        -------------------  --------------------  -----------------
                                                                             Predecessor             Successor        Predecessor
CASH FLOWS FROM OPERATING ACTIVITIES:
      Reconciliation of net income (loss) to net cash provided by
        (used in) operating activities-
           Net income (loss)                                            $            (4,893)  $             2,138  $        (14,745)
           Adjustments to reconcile net income (loss) to net cash
             provided by (used in) operating activities-
                Depreciation and amortization                                         5,038                 1,038             8,529
                Amortization of debt premiums, discounts
                  and issuance costs                                                    203                   203               295
                Provision for doubtful receivables                                      517                   142               412
                Provision for discount on CRDA obligations,
                  net of amortization                                                   280                   180               460
                Net (increase) decrease in receivables                                  684                  (427)           (3,472)
                Net increase in inventories and prepaid expenses                     (1,600)               (2,030)           (1,292)
                Net (increase) decrease in deferred charges and
                  other assets                                                           72                  (116)             (449)
                Net increase (decrease) in accounts payable and
                  accrued expenses                                                     (572)                1,075            (1,755)
                Net increase in interest payable to affiliates                        9,109                   -                 -
                                                                        -------------------   -------------------  ----------------
                     Net cash provided by (used in) operating
                       activities                                                     8,838                 2,203           (12,017)
                                                                        -------------------   -------------------  ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchases of property and equipment                                            (1,229)               (2,827)           (4,067)
      Purchase of RIH, net of cash acquired                                             -                 (97,004)              -
      CRDA deposits and bond purchases                                               (1,332)                  -              (1,294)
                                                                        -------------------   -------------------  ----------------
                     Net cash used in investing activities                           (2,561)              (99,831)           (5,361)
                                                                        -------------------   -------------------  ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from borrowings                                                          -                  84,000               -
      Payments to secure borrowings                                                     -                  (6,808)              -
      Proceeds from the issuance of common stock                                        -                  40,375               -
      Proceeds from the issuance of redeemable common stock                             -                   2,125               -
      Advances from affiliates                                                          -                     -              17,891
      Debt repayments                                                                  (234)               (3,114)          (1,092)
                                                                        -------------------   -------------------  ----------------
                     Net cash provided by (used in) financing
                       activities                                                      (234)              116,578            16,799
                                                                        --------------------  -------------------  ----------------

Net increase (decrease) in cash and cash equivalents                                  6,043                18,950              (579)
Cash and cash equivalents at beginning of period                                     21,453                   -              14,541
                                                                        -------------------   -------------------  ----------------
Cash and cash equivalents at end of period                              $            27,496   $            18,950  $         13,962
                                                                        ===================   ===================  ================

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
      Purchase of RIH financed by issuance of note payable to SINA      $                 -   $            17,500  $            -
                                                                        ===================   ===================  ================

The accompanying notes are an integral part of these financial statements.

                            COLONY RIH HOLDINGS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)


1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Presentation and Consolidation - Colony RIH Holdings, Inc., a Delaware corporation ("CRH"), owns 100% of the outstanding common stock of Colony RIH Acquisitions, Inc., a Delaware corporation ("CRA"). CRA through its wholly owned subsidiary Resorts International Hotel, Inc., a New Jersey Corporation ("RIH", or the "Predecessor"), owns and operates Resorts Atlantic City, a casino/hotel located in Atlantic City, NJ.

           CRH was formed at the direction of Colony Investors IV, L.P. ("Colony IV"), a Delaware limited partnership, under the laws of the State of Delaware on March 7, 2001. CRA was formed at the direction of Colony IV on October 24, 2000.

           CRA, Sun International North America, Inc., a Delaware corporation ("SINA"), and GGRI, Inc., a Delaware corporation ("GGRI"), entered into a purchase agreement, dated as of October 30, 2000, as amended (the "Purchase Agreement"). Pursuant to the Purchase Agreement, CRA acquired all of the capital stock of RIH, the Warehouse Assets (as defined in the Purchase Agreement) and all of the capital stock of New Pier Operating Company, Inc., a New Jersey corporation (collectively, the "Acquisition") on April 25, 2001 for approximately $144.8 million.

           The Acquisition has been accounted for using the purchase method, and accordingly, the aggregate purchase price, including transaction fees and expenses, has been allocated based on the preliminary estimated fair value of the assets acquired and liabilities assumed. As a result, the condensed consolidated financial statements for the period subsequent to the Acquisition are presented on a different basis of accounting than those for the periods prior to the Acquisition and, therefore, are not directly comparable.

           The condensed consolidated financial statements include the accounts of CRH and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Predecessor's financial statements include the accounts of RIH.

           In the first quarter of 2001, the Emerging Issues Task Force ("EITF") reached a consensus on certain issues in EITF 00-22 "Accounting for "Points" and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that volume based cash rebates or refunds be shown as a reduction of revenues effective for quarters ending after February 15, 2001. RIH adopted the consensus provisions of EITF 00-22 in the first quarter of 2001. To be consistent with the 2001 presentation, approximately $3.8 million and $4.8 million of cash rebates and refunds, previously shown as casino expenses, were reclassified as a reduction of casino revenues in the three and six months ended June 30, 2000 respectively. This did not have any effect on previously reported operating income or net income.

           Certain reclassifications have been made to RIH's historical information for the three and six months ended June 30, 2000 to conform to the current year presentation.

           The accompanying condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial condition, results of operations and cash flows have been included. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto in CRH's Form 10, General Form for Registration of Securities, filed with the Securities and Exchange Commission (the "SEC") on July 13, 2001.

           The accompanying condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted.

           The casino industry in Atlantic City is seasonal in nature; accordingly, results of operations for the three and six months ended June 30, 2001 are not necessarily indicative of the operating results for a full year.

2.         EFFECTS OF ACQUISITION FINANCING

           CRH financed the Acquisition and paid related fees and expenses with:
(i) proceeds of $42.5 million from the issuance of common stock, (ii) a $17.5 million note issued by CRH to SINA (the "Seller Note"), (iii) borrowings by CRA, guaranteed by CRH, under a $90 million credit agreement (the "Credit Facility") and (iv) RIH's available cash.

           Prior to the Acquisition, CRH conducted no business other than in connection with the Purchase Agreement and the Credit Facility.

           In connection with the Acquisition for approximately $144.8 million, CRH acquired assets with a fair value of $173.9 million and assumed liabilities of $29.1 million.

           The pro forma unaudited results of operations for the six months ended June 30, 2001 and June 30, 2000, assuming consummation of the Acquisition and issuance of CRH's common stock, Seller Note and Credit Facility as of the beginning of the periods presented, are as follows:

                                           Six months ended June 30,
                                  -------------------------------------------
                                          2001                   2000
                                  --------------------   --------------------
Revenue                           $            118,653   $            119,747
Net income                                       3,031                     72

3.         LONG TERM DEBT

           Notes Payable to Banks - In conjunction with the Acquisition, CRA borrowed $82 million under an Amended and Restated Credit Agreement, dated April 25, 2001, from the lenders named therein (the "Credit Facility"). The Credit Facility is comprised of $80 million in term loans (Term Loan A for $25 million and Term Loan B for $55 million) and a $10 million revolving credit facility. The loans under the Credit Facility are secured by substantially all of CRH's, CRA's and, directly or indirectly, RIH's assets, including a pledge of all of the capital stock of CRA and RIH, mortgages on all material real property owned or leased by CRA or RIH and the accounts receivable, inventory, equipment and intangibles of CRA and RIH. The revolving credit facility will mature on April 25, 2006, Term Loan A will mature on the last business day of December 2005, and Term Loan B will mature on the last business day of March 2007. The principal payments of the term loans will be paid on a quarterly basis, commencing June 29, 2001. Interest on borrowings outstanding shall be either at LIBOR or an alternative base rate, plus an applicable margin in each case. In the future the applicable margins may be changed, based on CRA's leverage ratio, as defined in the credit agreement.

           Seller Note - In conjunction with the Acquisition, CRH issued a $17.5 million note to SINA (the "Seller Note"). The Seller Note is subordinated to the term loans under the Credit Facility and has a 7-year term. This loan bears interest at 12.5% per annum of which 6.25% is payable in cash and 6.25% is paid in kind. There is no amortization of principal on this loan. Principal is due in full on April 25, 2008.

           The Credit Facility and the Seller Note contain a number of covenants, that among other things, restrict the ability of CRH, CRA, and their subsidiaries, to incur additional indebtedness, create liens on assets, dispose of assets, make investments, loans, or advances, engage in mergers or consolidations, pay dividends, engage in certain transactions with affiliates, change their respective line of business and otherwise restrict certain corporate activities. In addition, under the Credit Facility, CRA, and its subsidiaries, are required to maintain specified financial ratios, satisfy specified financial tests, including interest coverage and leverage tests, and are limited on capital expenditures. The Credit Facility contains events of default customary for facilities of this nature.

4.         REDEEMABLE COMMON STOCK

           The proceeds from the sale of 1,050 shares of Class A Common and 21,250 shares of Class B Common have been classified separately from shareholders' equity as "Redeemable Common Stock" in the balance sheet to reflect the rights granted to a shareholder to require CRH to repurchase his shares under certain circumstances.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Colony RIH Holdings, Inc.

We have audited the accompanying balance sheet of Colony RIH Holdings, Inc. as of March 31, 2001. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Colony RIH Holdings, Inc. at March 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP
Philadelphia, Pennsylvania
July 6, 2001

                            COLONY RIH HOLDINGS, INC.
                                  BALANCE SHEET
                                 MARCH 31, 2001


ASSETS                                                                       $-

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES                                                                  $-

SHAREHOLDERS' EQUITY
     Preferred stock, $.01 par value, 50,000 shares authorized,
       none issued and outstanding                                            -
     Common stock, $.01 par value:
     Class A - authorized, 600,000 shares; 21,000 shares
       subscribed                                                           210
     Class B - authorized, 500,000 shares; 424,990 shares
       subscribed                                                         4,250
     Additional paid-in capital                                      42,495,540
     Stock subscription receivable                                 (42,500,000)
                                                                  -------------
                                                                  $           -
                                                                  =============

                             NOTES TO BALANCE SHEET
                                 MARCH 31, 2001

1.         ORGANIZATION AND CAPITAL STRUCTURE

           Colony RIH Holdings, Inc. ("CRH") was formed by affiliates of Colony Capital, LLC ("Colony Capital"), under the laws of the State of Delaware on March 7, 2001. CRH has conducted no business other than in connection with the Purchase Agreement (as defined herein).

           Colony RIH Acquisitions, Inc. ("CRA"), Sun International North America, Inc. ("SINA"), and GGRI, Inc. ("GGRI"), entered into a Purchase Agreement, dated as of October 30, 2000, as amended (the "Purchase Agreement"). Pursuant to the Purchase Agreement, CRA acquired all of the capital stock of Resorts International Hotel, Inc., ("RIH"), the Warehouse Assets (as defined in the Purchase Agreement) and all of the capital stock of New Pier Operating Company, Inc., (collectively, the "Acquisition") on April 25, 2001 for total consideration of approximately $144.8 million. The acquisition will be accounted for using the purchase method, and accordingly, the aggregate purchase price, including transaction fees and expenses will be allocated based on the preliminary estimated fair value of the assets acquired and the liabilities assumed.

           Pursuant to the terms of a Securities Purchase Agreement with Colony Capital, CRA also became a wholly owned subsidiary of CRH on April 25, 2001. Simultaneously with the closing of the Acquisition, CRA entered into a Lease Agreement, (the "Lease Agreement"), which gives CRA the right to acquire certain undeveloped real estate owned by SINA, adjacent to Resorts Atlantic City, for a purchase price of $40 million. The Lease Agreement has a two-year term which term may be extended for two additional one-year terms upon the payment of a $2.5 million extension fee, payable upon each extension. During the option period, CRA will lease the property subject to the Lease Agreement from SINA.

           In connection with and immediately prior to the Acquisition, CRH issued the following: (1) 21,000 shares of its Class A common stock, par value $.01 per share ("class A common stock") and (2) 424,990 shares of its Class B common stock, par value $.01 per share ("class B common stock"), for a total consideration of $42.5 million. Holders of class A common stock are entitled to one vote per share in all matters to be voted on by stockholders of CRH. Holders of class B common stock have no vote, except as otherwise expressly required by law.

           CRH financed the Acquisition and paid related fees and expenses with
(1) proceeds of $42.5 million from the issuance of common stock, (2) a $17.5 million note issued by CRH to SINA (the "Seller Note"), (3) borrowings by CRA guaranteed by CRH under a $90 million credit agreement (the "Credit Facility") and (4) RIH's available cash (collectively, the "Acquisition Financing").

           The Seller Note pays interest at a rate of 12.5% per annum. The interest is payable semi-annually, 50% in cash and 50% in additional subordinated notes. The Seller Note is subordinated to the term loans under the Credit Facility and has a 7-year term. There will be no amortization of any principal on this loan.

           The Credit Facility is comprised of $80 million in term loans (Term Loan A for $25 million and Term Loan B for $55 million) and a $10 million revolving credit facility. The loans under the Credit Facility are secured by substantially all of CRH's, CRA's and, directly or indirectly, RIH's assets, including a pledge of all of the capital stock of CRA and RIH, mortgages on all material real property owned or leased by CRA or RIH and the accounts receivable, inventory, equipment and intangibles of CRA or RIH. The revolving credit facility will mature on April 25, 2006, Term Loan A will mature on the last business day of December 2005, and Term Loan B will mature on the last business day of March 2007. The principal payments of the term loans will be paid on a quarterly basis, commencing

June 29, 2001. Interest on borrowings outstanding shall be either at LIBOR or an alternative base rate, plus an applicable margin in each case. In the future the applicable margins may be changed, based on CRA's leverage ratio, as defined in the credit agreement.

           The Credit Facility contains a number of covenants, that among other things, restrict the ability of CRH, CRA, and their respective subsidiaries, to incur additional indebtedness, create liens on assets, dispose of assets, make investments, loans, or advances, engage in mergers or consolidations, pay dividends, engage in certain transactions with affiliates, change their respective line of business and otherwise restrict certain corporate activities. In addition, under the Credit Facility, CRA, and its subsidiaries, are required to maintain specified financial ratios, satisfy specified financial tests, including interest coverage and leverage tests, and are limited on capital expenditures. The Credit Facility contains events of default customary for facilities of this nature.

           CRH and CRA also entered into an employment agreement with Nicholas
L. Ribis, a shareholder of CRH, on April 25, 2001. Under this agreement, CRH agreed to grant Mr. Ribis an option to purchase 1,105 shares of class A common stock at a price of $0.0475 per share and 22,368 shares of class B common stock at $100 per share, of which 555 shares of class A common stock and 11,188 shares of class B common stock vested on April 25, 2001 and 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006. Additionally, 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006, subject to CRA satisfying certain performance targets. Upon termination of this agreement under certain circumstances, CRH shall have the right to purchase and Mr. Ribis shall have the right to sell, any shares of capital stock of CRH held by Mr. Ribis.

           The options issued to Mr. Ribis will be accounted for under the fair value method of accounting on the date the shares become vested. Accordingly, assuming no change in the fair market value of the options, CRH will record compensation expense over the life of the agreement of approximately $436,000 for the options granted Mr. Ribis that vest over time and an additional $145,000 for the options that vest based on satisfying certain performance targets. Further, the common shares purchased by Mr. Ribis will be classified separately from stockholders' equity as "Redeemable common stock" in CRH's balance sheet to reflect the rights granted Mr. Ribis to require CRH to repurchase his shares upon termination of his employment agreement under certain circumstances.

2.         USE OF ESTIMATES

           The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

                            COLONY RIH HOLDINGS, INC.
  INTRODUCTION TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

           The pro forma condensed consolidated statements of operations of Colony RIH Holdings, Inc. ("CRH") and Colony RIH Acquisitions, Inc. ("CRA", and, together with CRH, the "Registrants") for the six months ended June 30, 2001 and for the year ended December 31, 2000 give effect to: (a) the consummation of an Acquisition (the "Acquisition") pursuant to a Purchase Agreement dated as of October 30, 2000 (the "Acquisition Agreement") with Sun International North America, Inc. ("SINA") and GGRI, Inc. ("GGRI") to acquire all of the capital stock of Resorts International Hotel, Inc. ("RIH"), the Warehouse Assets (as defined in the Purchase Agreement), and all of the capital stock of New Pier Operating Company, Inc. for total consideration of approximately $144.8 million and (b) the financing (the "Acquisition Financing") for the Acquisition, consisting of: (1) proceeds of $42.5 million from the issuance of common stock,
(2) borrowings under a credit agreement (the "Credit Facility") which includes $80 million in term loans ("Term Loans") and a $10 million revolving credit facility (the "Revolving Credit Facility"), (3) a $17.5 million note issued by CRH to SINA (the "Seller Note") and (4) RIH's available cash. The pro forma condensed consolidated statements of operations give effect to the transactions as if they occurred at the beginning of the periods presented. The historical condensed statement of operations for the six months ended June 30, 2001 include a combination of the following: (i) RIH's consolidated accounts for the period January 1, 2001 to April 24, 2001 and (ii) CRH's consolidated accounts for the period April 25, 2001 to June 30, 2001. The historical condensed statement of operations for the twelve months ended December 31, 2000 include RIH's consolidated accounts. The pro forma condensed consolidated statements of operations should be read in conjunction with the Registrants' audited balance sheets, and notes thereto, and the financial statements, and those notes thereto, of RIH appearing elsewhere in this Registration Statement. The pro forma condensed consolidated statements of operations are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the dates specified, nor are they indicative of the Registrants' future results.

           The pro forma adjustments are based upon available information and upon certain assumptions that the Registrants believe are reasonable under the circumstances.

                            COLONY RIH HOLDINGS, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                             (DOLLARS IN THOUSANDS)

                                                                                    ADJUSTMENTS FOR
                                                                                     THE EFFECT OF                PRO FORMA
                                                             HISTORICAL             THE ACQUISITION              AS ADJUSTED
                                                             ----------             ---------------              -----------
REVENUES:
     Gaming                                              $        109,554          $              -           $        109,554
     Rooms                                                          6,656                         -                      6,656
     Food and beverage                                             11,760                         -                     11,760
     Other                                                          2,832                         -                      2,832
                                                         ----------------          ----------------           ----------------
Gross revenues                                                    130,802                         -                    130,802
Less: promotional allowances                                      (12,149)                        -                    (12,149)
                                                         ----------------          ----------------           ----------------
           Total net revenues                                     118,653                         -                    118,653

COST AND EXPENSES:
     Gaming                                                        67,576                         -                     67,576
     Rooms                                                          1,587                         -                      1,587
     Food and beverage                                              6,335                         -                      6,335
     Other                                                         12,668                         -                     12,668
     Selling, general and administrative                           16,387                       622  (a)                17,009
     Depreciation and amortization                                  6,545                    (3,123) (b)                 3,422
                                                         ----------------          ----------------           ----------------
Total costs and expenses                                          111,098                    (2,501)                   108,597
Operating income                                                    7,555                     2,501                     10,056

Other income (expense)
     Interest and other income                                        705                         -                        705
     Interest expense                                              (9,592)                   (3,696) (c)                (5,623)
                                                                                              7,665  (d)
     Other expense                                                    (86)                        -                        (86)
                                                         ----------------          ----------------           ----------------
Income (loss) before income taxes                                  (1,418)                    6,470                      5,052
Income tax provision                                               (1,337)                     (684)                    (2,021)
                                                         ----------------          ----------------           ----------------
Net income (loss)                                        $         (2,755)         $          5,786           $          3,031
                                                         ================          ================           ================

See the accompanying notes to the pro forma condensed consolidated statements of operations.

                            COLONY RIH HOLDINGS, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)


                                                                                         ADJUSTMENTS FOR THE
                                                                      RIH                     EFFECT OF                 PRO FORMA
                                                                  HISTORICAL               THE ACQUISITION             AS ADJUSTED
                                                                  ----------               ---------------             -----------
       REVENUES:
             Gaming                                            $        224,259            $            -            $     224,259
             Rooms                                                       16,412                         -                   16,412
             Food and beverage                                           26,039                         -                   26,039
             Other                                                        4,973                         -                    4,973
                                                               ----------------            --------------            -------------
       Gross revenues                                                   271,683                         -                  271,683
       Less:  promotional allowances                                    (25,288)                        -                  (25,288)
                                                               ----------------            --------------            -------------
                  Total net revenues                                    246,395                         -                  246,395

       COST AND EXPENSES:
             Gaming                                                     146,324                         -                  146,324
             Rooms                                                        4,186                         -                    4,186
             Food and beverage                                           14,716                         -                   14,716
             Other                                                       25,668                         -                   25,668
             Selling, general and administrative                         37,727                    (4,708) (e)              33,019
             Depreciation and amortization                               17,034                   (10,170) (f)               6,864
                                                               ----------------            --------------            -------------
       Total costs and expenses                                         245,655                   (14,878)                 230,777
       Operating income                                                     740                    14,878                   15,618

       Other income (expense)
             Interest and other income                                    1,557                         -                    1,557
             Interest expense                                           (24,703)                  (11,950) (g)             (12,033)
                                                                                                   24,620  (h)
                                                               ----------------            --------------
       Income (loss) before income taxes                                (22,406)                   27,548                    5,142
       Income tax provision                                                   -                    (2,057) (i)              (2,057)
                                                               ----------------            --------------            -------------
       Net income (loss)                                       $        (22,406)           $       25,491            $       3,085
                                                               ================            ==============            =============

See the accompanying notes to the pro forma condensed consolidated statements of operations.

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

           CRH was formed under the laws of the State of Delaware on March 7, 2001 by affiliates of Colony Capital, LLC ("Colony Capital"). CRA was formed by affiliates of Colony Capital under the laws of the State of Delaware on October 24, 2000. Pursuant to the terms of a Securities Purchase Agreement with Colony Capital, CRA became a wholly owned subsidiary of CRH on April 25, 2001. CRH and CRA have not conducted business other than in connection with the Purchase Agreement.

           RIH was formed under the laws of the State of New Jersey and is engaged in the ownership and operation of a hotel/casino in Atlantic City, NJ. As of the date of the Acquisition, RIH became a wholly owned subsidiary of CRA and continued its current business operations.

           The pro forma condensed consolidated statements of operations for the six months ended June 30, 2001 and for the year ended December 31, 2000 present adjustments to selling, general and administrative expense relative to contractual changes in arrangements pursuant to the Acquisition, reductions in depreciation and amortization as the result of the recognition of the fair value of property and equipment and the associated reduction of goodwill, changes to interest expense as a result of the Acquisition Financing, and the related effect of the foregoing adjustments on the provision for income taxes. The changes in arrangements resulting in adjustments to selling, general and administrative expense include primarily the elimination of SINA management fees, additional rent paid to SINA for certain undeveloped real estate property not acquired by CRH and additional standalone contractual costs resulting from the transaction. The changes to interest expense reflect: (a) additional interest expense on the Term Loans, Credit Facility and the Seller Note, (b) elimination of interest expense on RIH's former revolving credit agreement and senior subordinated unsecured notes that were cancelled in connection with the Acquisition, (c) amortization of deferred financing costs associated with the Acquisition Financing and (d) elimination of amortization of deferred financing costs associated with the former revolving credit agreement and senior subordinated unsecured notes.

           In the first quarter of 2001, the Emerging Issues Task Force ("EITF") reached a consensus on certain issues in EITF 00-22 "Accounting for "Points" and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that volume based cash rebates or refunds be shown as a reduction of revenues effective for quarters ending after February 15, 2001. RIH adopted the consensus provisions of EITF 00-22 in the first quarter of 2001. To be consistent with the 2001 presentation, approximately $11.6 million of cash rebates and refunds, previously shown as casino expenses, were reclassified as a reduction of casino revenues in the twelve months ended December 31, 2000. This did not have any effect on previously reported operating income or net income.

           Certain reclassifications have been made to RIH's historical information for the year ended December 31, 2000 to conform with the current year presentation.

ADJUSTMENTS TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001

           (a) To record additional lease payments of $400,000 to SINA for certain undeveloped real estate under a Lease Agreement, dated April 25, 2001, and additional standalone contractual costs of approximately $222,0000.

           (b) To recognize the decrease in depreciation and amortization expense of approximately $3.1 million related to: (1) the step-down in value of property and equipment to reflect the fair market value and (2) the elimination of the former goodwill.

           (c) To recognize additional interest expense of approximately $3.3 million related to the borrowing of $82.0 million under the Credit Facilities and $17.5 million in Seller Notes. To recognize the additional interest expense of approximately $406,000 related to the amortization of deferred financing costs incurred with the Credit Facilities.

           (d) To eliminate interest expense of approximately $7.5 million related to RIH's former revolving credit agreement and senior subordinated unsecured notes that were cancelled in connection with the Acquisition. To recognize a reduction in interest expense of approximately $25,000 related to the amortization of the premium recorded on RIH's former senior subordinated unsecured notes. To recognize the decrease of approximately $178,000 of amortization expense related to RIH's former debt issuance costs.

ADJUSTMENTS TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000

           (e) To recognize (1) the elimination of approximately $6.6 million in management fees paid to SINA that were terminated as part of the Purchase Agreement, (2) additional lease payments of $1.2 million to SINA for certain undeveloped real estate under a Lease Agreement, dated April 25, 2001, and (3) additional standalone contractual costs of approximately $665,000.

           (f) To recognize the decrease in depreciation and amortization expense of approximately $10.2 million related to: (1) the step-down in value of property and equipment to reflect the fair market value and (2) the elimination of the former goodwill.

           (g) To recognize additional interest expense of approximately $10.7 million related to the borrowing of $82.0 million under the Credit Facilities and $17.5 million in Seller Notes. To recognize additional interest expense of approximately $1.2 million related to the amortization of deferred financing costs incurred with the Credit Facilities.

           (h) To eliminate interest expense of approximately $24.0 million related to RIH's former revolving credit agreement and senior subordinated unsecured notes that were cancelled in connection with the Acquisition. To recognize a reduction in interest expense of approximately $75,000 related to the amortization of the premium recorded on RIH's former senior subordinated unsecured notes. To recognize the decrease of approximately $531,000 of amortization expense related to RIH's former debt issuance costs.

           (i) To recognize the effect of the foregoing adjustments (excluding the adjustments CRH believes will have no effect on income taxes) on the provision for income taxes, based on CRH's effective tax rate.

                          COLONY RIH ACQUISITIONS, INC.
                CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
                (Dollars in thousands, except per share amounts)


                                                                                      June 30,                   December 31,
                                                                                        2001                         2000
                                                                                   ---------------             ---------------
                                       ASSETS                                          Successor                  Predecessor
                                       ------                                         (Unaudited)

Current assets
        Cash and cash equivalents                                                  $        18,950             $        21,453
        Receivables, net                                                                     6,312                       9,142
        Inventories                                                                          1,729                       2,006
        Prepaid expenses                                                                     5,304                       1,934
                                                                                   ---------------             ---------------
                Total current assets                                                        32,295                      34,535

Property and equipment, net                                                                114,897                     257,778
Deferred charges and other assets                                                           26,513                      23,567
Goodwill, net of amortization                                                                  -                        95,091
                                                                                   ---------------             ---------------
                       Total assets                                                $       173,705             $       410,971
                                                                                   ===============             ===============


                        LIABILITIES AND SHAREHOLDER'S EQUITY
                        ------------------------------------
Current liabilities
        Current maturities of long-term debt                                       $         9,233             $           581
        Accounts payable                                                                     5,932                       5,405
        Accrued interest payable                                                               339                       1,648
        Accrued interest payable to affiliates                                                 413                       5,300
        Accrued expenses and other current liabilities                                      23,650                      26,748
                                                                                   ---------------             ---------------
                Total current liabilities                                                   39,567                      39,682
                                                                                   ---------------             ---------------

Notes payable to affiliates, net of unamortized discounts                                   17,500                     199,337

Long-term debt                                                                              72,000                      79,000

Deferred income taxes                                                                          -                        35,457
                                                                                   ---------------             ---------------

                Total liabilities                                                          129,067                     353,476

Shareholder's equity
        Common stock (At June 30, 2001, $.01 par value, 100 shares issued and outstanding; at June 30, 2000, $1 par value,
        1,000,000 shares issued and outstanding)                                               -                         1,000
        Capital in excess of par                                                            42,500                     123,660
        Retained earnings (accumulated deficit)                                              2,138                     (67,165)
                                                                                   ---------------             ---------------
                Total shareholder's equity                                                  44,638                      57,495
                                                                                   ---------------             ---------------
                       Total liabilities and shareholder's equity                  $       173,705             $       410,971
                                                                                   ===============             ===============

The accompanying notes are an integral part of these financial statements.

                          COLONY RIH ACQUISITIONS, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
       For the three and six months ended June 30, 2001 and June 30, 2000
                             (Dollars in thousands)


                                              April 1,             April 25,         Three months
                                               2001 to              2001 to              ended
                                           April 24, 2001        June 30, 2001       June 30, 2000
                                         ------------------   ------------------  ------------------
                                             Predecessor           Successor          Predecessor
Revenues
   Casino                                $           16,166   $           41,334  $           59,193
   Lodging                                              913                2,660               4,564
   Food and beverage                                  1,591                4,783               6,932
   Other                                                417                1,309               1,196
   Less: promotional allowances                      (1,684)              (4,639)             (6,700)
                                         ------------------   ------------------  ------------------
      Total net revenue                              17,403               45,447              65,185

Costs and expenses
   Casino                                             9,130               25,342              37,626
   Lodging                                              257                  674                 963
   Food and beverage                                    848                2,696               4,002
   Other operating                                    1,681                4,375               6,706
   Selling, general and administrative                2,454                5,855               9,984
   Depreciation and amortization                        949                1,220               4,449
                                         ------------------   ------------------  ------------------
      Total costs and expenses                       15,319               40,162              63,730

      Income (loss) from operations                   2,084                5,285               1,455

Interest income                                         118                  195                 515
Interest expense                                     (1,585)              (1,919)             (6,103)
Other expense                                           -                    (86)                -
                                         ------------------   ------------------  ------------------

      Income (loss) before income taxe  s               617                3,475              (4,133)

Provision for income taxes                              -                 (1,337)                -
                                         ------------------   ------------------  ------------------

      Net income (loss)                  $              617   $            2,138  $           (4,133)
                                         ==================   ==================  ==================



                                             January 1,           April 25,           Six months
                                               2001 to             2001 to               ended
                                           April 24, 2001       June 30, 2001        June 30, 2000
                                         ------------------  ------------------   ------------------
                                             Predecessor          Successor           Predecessor
Revenues
   Casino                                $           68,220  $           41,334   $          108,756
   Lodging                                            3,996               2,660                8,115
   Food and beverage                                  6,977               4,783               12,898
   Other                                              1,523               1,309                2,187
   Less: promotional allowances                      (7,510)             (4,639)             (12,209)
                                         ------------------  ------------------   ------------------
      Total net revenue                              73,206              45,447              119,747

Costs and expenses
   Casino                                            42,234              25,342               72,247
   Lodging                                              913                 674                1,986
   Food and beverage                                  3,639               2,696                7,750
   Other operating                                    8,293               4,375               12,920
   Selling, general and administrative               10,532               5,855               19,285
   Depreciation and amortization                      5,325               1,220                8,998
                                         ------------------  ------------------   ------------------
      Total costs and expenses                       70,936              40,162              123,186

      Income (loss) from operations                   2,270               5,285               (3,439)

Interest income                                         510                 195                  878
Interest expense                                     (7,673)             (1,919)             (12,184)
Other expense                                           -                   (86)                 -
                                         ------------------  ------------------   ------------------

      Income (loss) before income taxes              (4,893)              3,475              (14,745)

Provision for income taxes                              -                (1,337)                 -
                                         ------------------  ------------------   ------------------

      Net income (loss)                  $           (4,893) $            2,138   $          (14,745)
                                         ==================  ==================   ==================

The accompanying notes are an integral part of these financial statements.

                          COLONY RIH ACQUISITIONS, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
                 For the six months ended June 30, 2001 and 2000
                             (Dollars in thousands)


                                                                                  Six months ended
                                                                                    June 30, 2001
                                                                     -------------------------------------------     Six months
                                                                        January 1, 2001        April 25, 2001           ended
                                                                       to April 24, 2001      to June 30, 2001     June 30, 2000
                                                                     --------------------   --------------------  -----------------
                                                                          Predecessor             Successor         Predecessor
CASH FLOWS FROM OPERATING ACTIVITIES:
      Reconciliation of net income (loss) to net cash provided by
        (used in) operating activities-
           Net income (loss)                                         $             (4,893)  $              2,138  $         (14,745)
           Adjustments to reconcile net income (loss) to net cash
             provided by (used in) operating activities-
                Depreciation and amortization                                       5,038                  1,038              8,529
                Amortization of debt premiums, discounts
                  and issuance costs                                                  203                    203                295
                Provision for doubtful receivables                                    517                    142                412
                Provision for discount on CRDA obligations,
                  net of amortization                                                 280                    180                460
                Net (increase) decrease in receivables                                684                   (427)            (3,472)
                Net increase in inventories and prepaid expenses                   (1,600)                (2,030)            (1,292)
                Net (increase) decrease in deferred charges and
                  other assets                                                         72                   (116)              (449)
                Net increase (decrease) in accounts payable and
                  accrued expenses                                                   (572)                   662             (1,755)
                Net increase in interest payable to affiliates                      9,109                    413                -
                                                                     --------------------   --------------------  -----------------
                     Net cash provided by (used in) operating
                       activities                                                   8,838                  2,203            (12,017)
                                                                     --------------------   --------------------  -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchases of property and equipment                                          (1,229)                (2,827)            (4,067)
      Purchase of RIH, net of cash acquired                                           -                  (97,004)               -
      CRDA deposits and bond purchases                                             (1,332)                   -               (1,294)
                                                                     --------------------   --------------------  -----------------
                     Net cash used in investing activities                         (2,561)               (99,831)            (5,361)
                                                                     --------------------   --------------------  -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from borrowings                                                        -                   84,000                -
      Payments to secure borrowings                                                   -                   (6,808)               -
      Paid in capital received from CRH                                               -                   42,500                -
      Advances from affiliates                                                        -                      -               17,891
      Debt repayments                                                                (234)                (3,114)           (1,092)
                                                                     --------------------   --------------------  -----------------
                     Net cash provided by (used in) financing
                       activities                                                    (234)               116,578             16,799
                                                                     ---------------------  --------------------  -----------------

Net increase (decrease) in cash and cash equivalents                                6,043                 18,950               (579)
Cash and cash equivalents at beginning of period                                   21,453                    -               14,541
                                                                     --------------------   --------------------  -----------------
Cash and cash equivalents at end of period                           $             27,496   $             18,950  $          13,962
                                                                     ====================   ====================  =================


SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
      Purchase of RIH financed by issuance of note payable to CRH    $                -     $             17,500  $             -
                                                                     ====================   ====================  =================

   The accompanying notes are an integral part of these financial statements.

                          COLONY RIH ACQUISITIONS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)


1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           Basis of Presentation and Consolidation - Colony RIH Holdings, Inc., a Delaware corporation ("CRH"), owns 100% of the outstanding common stock of Colony RIH Acquisitions, Inc., a Delaware corporation ("CRA"). CRA, through its wholly owned subsidiary Resorts International Hotel, Inc., a New Jersey Corporation ("RIH", or the "Predecessor"), owns and operates Resorts Atlantic City, a casino/hotel located in Atlantic City, NJ.

           CRH was formed at the direction of Colony Investors IV, L.P. ("Colony IV"), a Delaware limited partnership, under the laws of the State of Delaware on March 7, 2001. CRA was formed at the direction of Colony IV on October 24, 2000.

           CRA, Sun International North America, Inc., a Delaware corporation ("SINA"), and GGRI, Inc., a Delaware corporation ("GGRI"), entered into a purchase agreement, dated as of October 30, 2000, as amended (the "Purchase Agreement"). Pursuant to the Purchase Agreement, CRA acquired all of the capital stock of RIH, the Warehouse Assets (as defined in the Purchase Agreement) and all of the capital stock of New Pier Operating Company, Inc., a New Jersey corporation (collectively, the "Acquisition") on April 25, 2001 for approximately $144.8 million.

           The Acquisition has been accounted for using the purchase method, and accordingly, the aggregate purchase price, including transaction fees and expenses, has been allocated based on the preliminary estimated fair value of the assets acquired and liabilities assumed. As a result, the condensed consolidated financial statements for the period subsequent to the Acquisition are presented on a different basis of accounting than those for the periods prior to the Acquisition and, therefore, are not directly comparable.

           The condensed consolidated financial statements include the accounts of CRA and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Predecessor's financial statements include the accounts of RIH.

           In the first quarter of 2001, the Emerging Issues Task Force ("EITF") reached a consensus on certain issues in EITF 00-22 "Accounting for "Points" and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF 00-22 requires that volume based cash rebates or refunds be shown as a reduction of revenues effective for quarters ending after February 15, 2001. RIH adopted the consensus provisions of EITF 00-22 in the first quarter of 2001. To be consistent with the 2001 presentation, approximately $3.8 million and $4.8 million of cash rebates and refunds, previously shown as casino expenses, were reclassified as a reduction of casino revenues in the three and six months ended June 30, 2000 respectively. This did not have any effect on previously reported operating income or net income.

           Certain reclassifications have been made to RIH's historical information for the three and six months ended June 30, 2000 to conform to the current year presentation.

           The accompanying condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial condition, results of operations and cash flows have been included. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto in CRA's Form 10, General Form for Registration of Securities, filed with the Securities and Exchange Commission (the "SEC") on July 13, 2001.

           The accompanying condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted.

           The casino industry in Atlantic City is seasonal in nature; accordingly, results of operations for the three and six months ended June 30, 2001 are not necessarily indicative of the operating results for a full year.

2.         EFFECTS OF ACQUISITION FINANCING

           CRH financed the Acquisition and paid related fees and expenses with;
(i) proceeds of $42.5 million from the issuance of common stock, (ii) a $17.5 million note issued by CRH to SINA (the "Seller Note"), (iii) borrowings by CRA, guaranteed by CRH, under a $90 million credit agreement (the "Credit Facility") and (iv) RIH's available cash.

           Prior to the Acquisition, CRA conducted no business other than in connection with the Purchase Agreement and the Credit Facility.

           In connection with the Acquisition for $144.8 million, CRA acquired assets with a fair value of $173.9 million and assumed liabilities of $29.1 million.

           The pro forma unaudited results of operations for the six months ended June 30, 2001 and June 30, 2000 assuming consummation of the Acquisition and issuance of the Seller Note and Credit Facility as of the beginning of the periods presented, are as follows:

                                      Six months ended June 30,
                             -------------------------------------------
                                     2001                   2000
                             --------------------   --------------------
Revenue                      $            118,653   $            119,747
Net income                                  3,031                     72

3.         LONG TERM DEBT

           Notes Payable to Banks - In conjunction with the Acquisition, CRA borrowed $82 million under an Amended and Restated Credit Agreement, dated April 25, 2001, from the lenders named therein (the "Credit Facility"). The Credit Facility is comprised of $80 million in term loans (Term Loan A for $25 million and Term Loan B for $55 million) and a $10 million revolving credit facility. The loans under the Credit Facility are secured by substantially all of CRH's, CRA's and, directly or indirectly, RIH's assets, including a pledge of all of the capital stock of CRA and RIH, mortgages on all material real property owned or leased by CRA or RIH and the accounts receivable, inventory, equipment and intangibles of CRA and RIH. The revolving credit facility will mature on April 25, 2006, Term Loan A will mature on the last business day of December 2005, and Term Loan B will mature on the last business day of March 2007. The principal payments of the term loans will be paid on a quarterly basis, commencing June 29, 2001. Interest on borrowings outstanding shall be either at LIBOR or an alternative base rate, plus an applicable margin in each case. In the future the applicable margins may be changed, based on CRA's leverage ratio, as defined in the credit agreement.

           Note Payable to Affiliates - In conjunction with the Acquisition, CRH issued a $17.5 million note to SINA (the "Seller Note"). The Seller Note is subordinated to the term loans and has a 7-year term. This loan bears interest at 12.5% per annum of which 6.25% is payable in cash and 6.25% is paid in kind. There is no amortization of principal on this loan. Principal is due in full on April 25, 2008. In conjunction with the Acquisition, CRA issued a note to CRH with terms that mirror the Seller Note.

The Credit Facility and Seller Note contains a number of covenants, that among other things, restricts the ability of CRH, CRA, and their subsidiaries, to incur additional indebtedness, create liens on assets, dispose of assets, make investments, loans, or advances, engage in mergers or consolidations, pay dividends, engage in certain transactions with affiliates, change their respective line of business and otherwise restrict certain corporate activities. In addition, under the Credit Facility, CRA, and its subsidiaries, are required to maintain specified financial ratios, satisfy specified financial tests, including interest coverage and leverage tests, and are limited on capital expenditures. The Credit Facility contains events of default customary for facilities of this nature.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Colony RIH Acquisitions, Inc.

We have audited the accompanying balance sheet of Colony RIH Acquisitions, Inc. as of March 31, 2001. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Colony RIH Acquisitions, Inc. at March 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP
Philadelphia, Pennsylvania
July 6, 2001

                          COLONY RIH ACQUISITIONS, INC.
                                  BALANCE SHEET
                                 MARCH 31, 2001

ASSETS

Due from shareholder                                                                                                      $1

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES                                                                                                               $-

SHAREHOLDER'S EQUITY

Common stock, $.01 par value, authorized, 10,000 shares; 100 shares outstanding                                            1
                                                                                                                           -

                                                                                                                         $ -
                                                                                                                          --

                             NOTES TO BALANCE SHEET
                                 MARCH 31, 2001

1.         ORGANIZATION AND CAPITAL STRUCTURE

           Colony RIH Acquisitions, Inc. ("CRA"), was formed by affiliates of Colony Capital, LLC ("Colony Capital"), under the laws of the State of Delaware on October 24, 2000. Pursuant to the terms of a Securities Purchase Agreement with Colony Capital, CRA became a wholly owned subsidiary of Colony RIH Holdings, Inc. ("CRH") on April 25, 2001. CRA and CRH have not conducted business other than in connection with the Purchase Agreement (as defined herein).

           CRA, Sun International North America, Inc. ("SINA"), and GGRI, Inc. ("GGRI"), entered into a Purchase Agreement, dated as of October 30, 2000, as amended (the "Purchase Agreement"). Pursuant to the Purchase Agreement, CRA acquired all of the capital stock of Resorts International Hotel, Inc. ("RIH"), the Warehouse Assets (as defined in the Purchase Agreement) and all of the capital stock of New Pier Operating Company, Inc. (collectively, the "Acquisition") on April 25, 2001 for total consideration of approximately $144.8 million. The acquisition will be accounted for using the purchase method, and accordingly, the aggregate purchase price, including transaction fees and expenses, will be allocated based on the preliminary estimated fair value of the assets acquired and the liabilities assumed.

           Simultaneously with the closing of the Acquisition, CRA entered into a Lease Agreement, (the "Lease Agreement"), which gives CRA the right to acquire certain undeveloped real estate owned by SINA, adjacent to Resorts Atlantic City, for a purchase price of $40 million. The Lease Agreement has a two-year term which term may be extended for two additional one-year terms upon the payment of a $2.5 million extension fee, payable upon each extension. During the option period, CRA will lease the property subject to the Lease Agreement from SINA.

           CRH financed the Acquisition and paid related fees and expenses with
(1) proceeds of $42.5 million from the issuance of common stock, (2) a $17.5 million note issued by CRH to SINA (the "Seller Note"), (3) borrowings by CRA guaranteed by CRH under a $90 million credit agreement (the "Credit Facility") and (4) RIH's available cash (collectively, the "Acquisition Financing").

           The Seller Note pays interest at a rate of 12.5% per annum. The interest is payable semi-annually, 50% in cash and 50% in additional subordinated notes. The Seller Note is subordinated to the term loans under the Credit Facility and has a 7-year term. There will be no amortization of any principal on this loan.

           The Credit Facility is comprised of $80 million in term loans (Term Loan A for $25 million and Term Loan B for $55 million) and a $10 million revolving credit facility. The loans under the Credit Facility are secured by substantially all of CRA's, CRH's and, directly or indirectly, RIH's assets, including a pledge of all of the capital stock of CRA and RIH, mortgages on all material real property owned or leased by CRA or RIH and the accounts receivable, inventory, equipment and intangibles of CRA or RIH. The revolving credit facility will mature on April 25, 2006, Term Loan A will mature on the last business day of December 2005, and Term Loan B will mature on the last business day of March 2007. The principal payments of the term loans will be paid on a quarterly basis, commencing June 29, 2001. Interest on borrowings outstanding shall be either at LIBOR or an alternative base rate, plus an applicable margin in each case. In the future the applicable margins may be changed, based on CRA's leverage ratio, as defined in the credit agreement.

           The Credit Facility contains a number of covenants, that among other things, restricts the ability of CRA, CRH, and their respective subsidiaries, to incur additional indebtedness, create liens on assets, dispose of assets, make investments, loans, or advances, engage in mergers or consolidations, pay dividends, engage in certain transactions with affiliates, change their respective line of business and otherwise restrict certain corporate activities. In addition, under the Credit Facility, CRA, and its subsidiaries, are required to maintain specified financial ratios, satisfy specified financial tests, including interest coverage and leverage tests, and are limited on capital expenditures. The Credit Facility contains events of default customary for facilities of this nature.

           CRA and CRH also entered into an employment agreement with Nicholas
L. Ribis, a shareholder of CRH, on April 25, 2001. Under this agreement, CRH agreed to grant Mr. Ribis an option to purchase 1,105 shares of class A common stock at a price of $0.0475 per share and 22,368 shares of class B common stock at $100 per share, of which 555 shares of class A common stock and 11,188 shares of class B common stock vested on April 25, 2001 and 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006. Additionally, 55 shares of class A common stock and 1,118 shares of class B common stock vest on each of April 25, 2002, 2003, 2004, 2005, and 2006, subject to CRA satisfying certain performance targets. Upon termination of this agreement under certain circumstances, CRH shall have the right to purchase and Mr. Ribis shall have the right to sell, any shares of capital stock of CRH held by Mr. Ribis.

           The options issued to Mr. Ribis will be accounted for under the fair value method of accounting on the date the shares become vested. Accordingly, assuming no change in the fair market value of the options, CRA will record compensation expense over the life of the agreement of approximately $436,000 for the options granted Mr. Ribis that vest over time and an additional $145,000 for the options that vest based on satisfying certain performance targets. Further, the common shares purchased by Mr. Ribis will be classified separately from stockholders' equity as "Redeemable common stock" in CRH's balance sheet to reflect the rights granted Mr. Ribis to require CRH to repurchase his shares upon termination of his employment agreement under certain circumstances.

2.         USE OF ESTIMATES

           The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Resorts International Hotel, Inc.:

We have audited the accompanying balance sheets of Resorts International Hotel, Inc. (a New Jersey corporation) as of December 31, 2000 and 1999, and the related statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resorts International Hotel, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



                                                         /s/ ARTHUR ANDERSEN LLP


Roseland, New Jersey
January 19, 2001

                        RESORTS INTERNATIONAL HOTEL, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                        (in Thousands, except share data)


                                                 ASSETS                                                2000             1999
                                                 ------                                           --------------    --------------
CURRENT ASSETS:
    Cash and cash equivalents                                                                     $       21,453    $       14,541
    Receivables, net                                                                                       9,142             6,520
    Inventories                                                                                            2,006             2,490
    Prepaid expenses                                                                                       1,934             2,017
    Due from SINA                                                                                              -            13,091
                                                                                                  --------------    --------------
                    Total current assets                                                                  34,535            38,659

PROPERTY AND EQUIPMENT, net                                                                              257,778           258,516

GOODWILL, net                                                                                             95,091            97,733

DEFERRED CHARGES AND OTHER ASSETS                                                                         23,567            22,343
                                                                                                  --------------    --------------
                    Total assets                                                                  $      410,971    $      417,251
                                                                                                  ==============    ==============

                                  LIABILITIES AND SHAREHOLDER'S EQUITY
                                  ------------------------------------

CURRENT LIABILITIES:
    Obligations under capital lease - current portion                                             $          581    $          944
    Accounts payable                                                                                       5,405             6,348
    Accrued interest payable to SINA                                                                       5,300             5,300
    Accrued expenses and other current liabilities                                                        28,396            16,927
                                                                                                  --------------    --------------
                    Total current liabilities                                                             39,682            29,519
                                                                                                  --------------    --------------

NOTES PAYABLE TO AFFILIATE                                                                               199,337           199,262
                                                                                                  --------------    --------------

LONG-TERM DEBT                                                                                            79,000            73,112
                                                                                                  --------------    --------------

DEFERRED INCOME TAXES                                                                                     35,457            35,457
                                                                                                  --------------    --------------

SHAREHOLDER'S EQUITY:
    Common stock - $1 par value, 1,000 shares issued and outstanding                                       1,000             1,000
    Capital in excess of par                                                                             123,660           123,660
    Accumulated deficit                                                                                  (67,165)          (44,759)
                                                                                                  --------------    --------------
                    Total shareholder's equity                                                            57,495            79,901
                                                                                                  --------------    --------------
                    Total liabilities and shareholder's equity                                    $      410,971    $      417,251
                                                                                                  ==============    ==============

The accompanying notes are an integral part of these balance sheets.

                        RESORTS INTERNATIONAL HOTEL, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                 (In Thousands)


                                                                                                       2000              1999
                                                                                                  --------------    --------------
REVENUES:
    Gaming                                                                                        $      224,259    $      210,758
    Rooms                                                                                                 16,412            15,160
    Food and beverage                                                                                     26,039            25,512
    Other                                                                                                  4,973             8,076
                                                                                                  --------------    --------------
                    Gross revenues                                                                       271,683           259,506

    Less - Promotional allowances                                                                        (25,288)          (26,632)
                                                                                                  --------------    --------------
                    Net revenues                                                                         246,395           232,874
                                                                                                  --------------    --------------

COST AND EXPENSES:
    Gaming                                                                                               146,324           141,803
    Rooms                                                                                                  4,186             2,929
    Food and beverage                                                                                     14,716            15,401
    Other                                                                                                 25,668            28,762
    Selling, general and administration                                                                   37,727            35,568
    Depreciation and amortization                                                                         17,034            16,737
    Preopening                                                                                                 -             5,398
                                                                                                  --------------    --------------
                    Total costs and expenses                                                             245,655           246,598
                                                                                                  --------------    --------------
                    (Loss) income from operations                                                            740           (13,724)

    INTEREST AND OTHER INCOME                                                                              1,557             1,360

    INTEREST EXPENSE                                                                                     (24,703)          (20,999)
                                                                                                  --------------    --------------
                    Net loss                                                                      $      (22,406)   $      (33,363)
                                                                                                  ==============    ==============

The accompanying notes are an integral part of these financial statements.

                        RESORTS INTERNATIONAL HOTEL, INC.
                       STATEMENTS OF SHAREHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                 (In Thousands)


                                                                                                                    Total
                                                            Common          Capital in        Accumulated       Shareholder's
                                                            Stock         Excess of Par         Deficit            Equity
                                                         ------------    ---------------    ----------------   ----------------
BALANCE AT DECEMBER 31, 1998                             $      1,000    $       124,033    $       (11,396)   $        113,637

    Net loss                                                        -                  -            (33,363)            (33,363)
    Adjustment to capital in excess of par                          -               (373)                 -                (373)
                                                         ------------    ---------------    ----------------   ----------------
BALANCE AT DECEMBER 31, 1999                                    1,000            123,660            (44,759)             79,901

    Net loss                                                        -                  -            (22,406)            (22,406)
                                                         ------------    ---------------    ----------------   ----------------
BALANCE AT DECEMBER 31, 2000                             $      1,000    $       123,660    $       (67,165)   $         57,495
                                                         ============    ===============    ===============    ================

The accompanying notes are an integral part of these financial statements.

                        RESORTS INTERNATIONAL HOTEL, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                                 (In Thousands)




                                                                                                       2000              1999
                                                                                                  --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Reconciliation of net loss to net cash (used in) provided by operating activities-
    Net loss                                                                                      $      (22,406)   $      (33,363)
        Adjustments to reconcile net loss to net cash (used in) provided by operating activities-
                Depreciation and amortization                                                             17,034            16,737
                Provision for doubtful receivables                                                         1,160             1,465
                Provision for discount on CRDA investment obligation, net                                    799               587
                Net loss on dispositions of property and equipment                                           716                 -
                Changes in assets and liabilities-
                    Receivables                                                                           (3,782)           (2,621)
                    Inventories and prepaid expenses                                                         568            (1,323)
                    Deferred charges and other assets                                                       (408)             (191)
                    Current liabilities                                                                    2,577            (1,734)
                                                                                                  --------------    --------------
                    Net cash (used in) provided by operating activities                                   (3,742)          (20,443)
                                                                                                  --------------    --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment                                                                  (11,692)          (41,906)
    Deposits made into CRDA investment obligation account                                                 (2,604)           (2,746)
                                                                                                  --------------    --------------
                    Net cash used in investing activities                                                (14,296)          (44,652)
                                                                                                  --------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from long-term debt                                                                           6,000            73,000
    Redemption of affiliated notes                                                                             -            (6,717)
    Advances from SINA                                                                                    20,842            (8,011)
    Payments under capital lease obligations                                                              (1,892)           (1,993)
                                                                                                  --------------    --------------
                    Net cash provided by (used in) financing activities                                   24,950            56,279
                                                                                                  --------------    --------------
                    Net decrease in cash and cash equivalents                                              6,912            (8,816)

CASH AND CASH EQUIVALENTS, beginning of year                                                              14,541            23,357
                                                                                                  --------------    --------------

CASH AND CASH EQUIVALENTS, end of year                                                            $       21,453    $       14,541
                                                                                                  ==============    ==============

The accompanying notes are an integral part of these financial statements.

                        RESORTS INTERNATIONAL HOTEL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999
                                 (In Thousands)

1.         MERGER AND BASIS OF ACCOUNTING

Resorts International Hotel, Inc. ("RIH") owns and operates Resorts Atlantic City Casino Hotel, a casino/hotel complex located in Atlantic City, New Jersey. RIH is a wholly owned subsidiary of GGRI, Inc. ("GGRI"), which is a wholly owned subsidiary of Sun International North America, Inc. ("SINA"). SINA is a wholly-owned subsidiary of Sun International Hotels Limited ("SIHL").

SINA has entered into a definitive agreement to sell the outstanding capital stock of RIH, New Pier Company Inc., which owns the rights to develop a pier adjacent to Resorts Casino Hotel, and certain assets in Atlantic City owned by SINA to an affiliate of Colony Capital LLC ("Colony") for a purchase price of $140 million, such purchase price to accrue interest at an annual rate of 6% during the period from September 30, 2000 until closing. In addition, Colony has a two-year option to acquire the undeveloped real estate adjacent to Resorts Atlantic City for a purchase price of $40 million (the "Option Agreement"), which option can be extended for an additional two years under certain circumstances. The sale is subject to certain conditions, including approval by the New Jersey Casino Control Commission, and is also subject to Colony receiving certain financing in order to consummate the transaction. The parties expect to close the transaction in 2001.

SIHL has agreed to provide RIH with the necessary financial support to sustain its operations in the normal course of business through December 31, 2001 except that, should the sale of RIH to Colony be consummated, SIHL will not provide financial support subsequent to that transaction.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RIH provides allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, RIH is required to make certain estimates and, assumptions and actual results may differ from those assumptions.

Revenue Recognition

RIH records as gaming revenue the net win from gaming activities which represents the difference between amounts wagered and amounts won by patrons. Revenues from hotel and related services and from theater ticket sales are recognized at the time the related service is performed.

Promotional Allowances

The retail value of hotel accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows-

                                                   2000              1999
                                              ---------------   ---------------
        Rooms                                 $         8,407   $         5,536
        Food and beverage                              15,502            14,634
        Entertainment and other                         3,181             6,704
                                              ---------------   ---------------
                                              $        27,090   $        26,874
                                              ===============   ===============

Pre-opening expenses

In the first quarter of 1999, RIH adopted Statement of Position 98-5, which states that all pre-opening expenses will be charged to expense as they are incurred. RIH incurred $5,398 in pre-opening expenses related to the opening of the renovated casino during 1999.

Cash Equivalents

RIH considers all of its short-term money market securities purchased with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these instruments. At December 31, 2000 and 1999, RIH's cash equivalents included reverse repurchase agreements (Federal government securities purchased under agreements to resell those securities) of $7,085 and $722, respectively, under which RIH had not taken delivery of the underlying securities.

Inventories

Inventories of provisions, supplies and spare parts are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives reported below using the straight-line method. Interest costs incurred during the construction period are capitalized in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Costs."

        Land improvements                                              14 years
        Hotels and other buildings                                     40 years
        Furniture, fixtures and equipment                           2 - 5 years

The provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets" requires, among other things, that an entity review its long-lived assets and certain intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any changes have occurred whereby its long-lived assets would be deemed to be impaired.

Goodwill

Goodwill is amortized on a straight-line basis over 40 years. Amortization of goodwill included in the accompanying statements of operations amounted to $2,641 and $2,643 in 2000 and 1999, respectively.

Income Taxes

RIH and SINA's other domestic subsidiaries file consolidated Federal income tax returns with SINA.

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates that will be in effect for the years in which the differences are expected to reverse. A valuation allowance is recognized based on estimates of the likelihood that some portion or all of the deferred tax assets will not be realized. Note 12 gives components of RIH's net deferred tax liability. Although RIH is a member of a consolidated group for Federal income tax purposes, RIH calculates its income tax provision on a separate return basis for financial reporting purposes.

Certain indentures described in Note 8 provide for a tax sharing agreement between RIH and SINA which limits RIH's tax payments to SINA to reimbursements of cash payments made by SINA for income or alternative minimum taxes arising from the earnings or operations of RIH.

3.         RECEIVABLES

Components of receivables were as follows at December 31-

                                                         2000          1999
                                                      ----------    -----------
           Gaming                                     $    9,787    $     7,439
           Less:  allowance for doubtful accounts         (2,892)        (2,606)
                                                      ----------    -----------
                                                           6,895          4,833
                                                      ----------    -----------
           Non-gaming:
             Hotel and related                               379            352
             Other                                         1,902          1,345
                                                      ----------    -----------
                                                           2,281          1,697
           Less:  allowance for doubtful accounts            (34)           (10)
                                                      ----------    -----------
                                                           2,247          1,687
                                                      ----------    -----------

                                                      $    9,142    $     6,520
                                                      ==========    ===========

4.         PROPERTY AND EQUIPMENT

Components of property and equipment were as follows at December 31-

                                                         2000          1999
                                                      ----------    -----------
           Land and land rights                       $   83,147    $    83,147
           Land improvements                               1,028          1,003
           Hotels and other buildings                    170,821        163,823
           Furniture, fixtures and equipment              42,008         40,852
           Construction in progress                        1,478          1,520
                                                      ----------    -----------
                                                         298,482        290,345
           Less-Accumulated depreciation                 (40,704)       (31,829)
                                                      ----------    -----------
           Net property and equipment                 $  257,778    $   258,516
                                                      ==========    ===========

Interest costs of $0 and $907 were capitalized in 2000 and 1999, respectively.

5.         DEFERRED CHARGES AND OTHER ASSETS

Components of deferred charges and other assets were as follows at December 31-

                                                         2000          1999
                                                      ----------    -----------
           CRDA deposits and bonds, net (Note 14)     $   16,511    $    15,171
           AC Convention Center Donation (Note 14)         1,902          1,812
           Debt issuance costs, net                        4,677          5,208
           Other                                             477            152
                                                      ----------    -----------
                                                      $   23,567    $    22,343
                                                      ==========    ===========

Debt issuance costs are amortized over the terms of the related indebtedness using the effective interest method. Amortization of debt issuance costs, debt premiums and accretion of discounts amounted to $606 and $429, and is included within interest expense in the accompanying statements of operations for the years ended December 31, 2000 and 1999, respectively.

6.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Components of accrued expenses and other current liabilities were as follows at December 31 -

                                                         2000          1999
                                                      ----------    -----------
           Utilities                                  $      432    $       548
           CRDA obligation                                   667            646
           Legal and related costs                           293          1,500
           Insurance and related costs                     1,339          1,379
           Interest                                        1,648            499
           Payroll                                         7,548          6,008
           Unredeemed chip liability                       1,170          1,309
           Customer deposits                                 126            230
           Due to affiliates                               7,893            -
           Other                                           7,280          4,808
                                                      ----------    -----------
                                                      $   28,396    $    16,927
                                                      ==========    ===========
7.         OBLIGATIONS UNDER CAPITAL LEASE

RIH entered into obligations under capital lease to finance the purchase of slot machines. Borrowings under these arrangements totaled approximately $574 and $880 as of December 31, 2000 and 1999, respectively. The interest portion of the capital lease obligations is not material.

8.         NOTES PAYABLE TO AFFILIATE

The components of notes payable to affiliate were as follows at December 31 -

                                                         2000          1999
                                                      ----------    -----------
           9% Senior Subordinated Notes, due 2007     $  200,000    $   200,000
           Unamortized discount                             (663)          (738)
                                                      ----------    -----------
                                                      $  199,337    $   199,262
                                                      ==========    ===========

Due to the interest rates and terms thereof, the carrying values of the long-term debt at December 31, 2000 and 1999 approximate their fair values.

In February 1999, SIHL and SINA (the "Issuers") issued $200,000 principal amount of 9% Senior Subordinated Notes due 2007 (the "Senior Notes") which, after costs, resulted in net proceeds of approximately $194,000. These proceeds were loaned to RIH in exchange for a $200,000 promissory note (the "RIH Note") with terms that mirror the terms of the Senior Notes, and RIH's guarantee of the Senior Notes. Interest on both the Senior Notes and the RIH Note is payable on March 15 and September 15 in each year. These payments commenced September 15, 1997 with an interest payment of $9,550. The indenture for the Senior Notes (the "Senior Indenture") contains covenants, including limitations on the ability of the Issuers and the Guarantors (including RIH) to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other restricted payments. See Note 10.

9.         LONG-TERM DEBT

During August 1999, SIHL entered into a term credit facility (the "Credit Facility") with a syndicate of banks led by The Bank of Nova Scotia and Societe Generale under which RIH is a borrower along with SIHL and Sun International Bahamas Limited, a wholly-owned subsidiary of SIHL. The Credit Facility allows for borrowings up to $375,000. Loans under the Credit Facility bear interest at
(i) the higher of (a) The Bank of Nova Scotia's base rate or (b) the Federal Funds rate, as defined, in either case plus an additional 0.750% to 1.625% based on a debt to earnings ratio during the period, as defined (the "Debt Ratio") or
(iii) The Bank of Nova Scotia's reserve-adjusted LIBOR rate plus 1.50% to 2.25% based on the Debt Ratio. Loans under the Credit Facility may be prepaid and reborrowed at any time and are due in full on August 12, 2002. Through
December 31, 2000, funds borrowed on the facility by RIH amounted to $79,000. See Note 10.

10.        RELATED PARTY TRANSACTIONS

RIH recorded the following expenses from SINA and its other subsidiaries during-

                                                         2000          1999
                                                      ----------    -----------
        Expenses:
            Interest and amortization of discounts
               on notes payable to SINA              $    18,075    $    16,598
            Interest and amortization of premiums
               on notes payable to other affiliate            -             393
            Management fee                                 6,573          8,093
            Marketing services                             1,210          1,690
            Amortization of debt issuance costs              531            390
            Property rentals from SINA                       244            325
            Billboard rental from affiliate                   38             50
                                                     -----------    -----------
                                                     $    26,671    $    27,539
                                                     ===========    ===========

SINA charges RIH a management fee of three percent of gross revenues for administrative and other services. In addition to the management fee, charges for insurance costs are allocated to RIH based on relative amounts of operating revenue, payroll, property value, or other appropriate measures.

In connection with the proposed sale to Colony (see Note 1) RIH would not be liable for payment of related party balances, including borrowing from SIHL or SINA.

11.        RETIREMENT PLANS

RIH has a defined contribution plan in which substantially all non-union employees are eligible to participate. Employees of certain other affiliated companies are also eligible to participate in this plan. RIH and other subsidiaries of SINA make contributions to the plan based on a percentage of eligible employee contributions. RIH's contribution expense for this plan was $665 and $676 for the years 2000 and 1999, respectively.

Union employees are covered by various multi-employer pension plans to which contributions are made by RIH and other unrelated employers. RIH's pension expense for these plans was $1,192 and $1,216 for the years 2000 and 1999, respectively.

12.        INCOME TAXES

The components of the deferred tax liabilities were as follows at December 31-

                                                         2000          1999
                                                      ----------    -----------
        Deferred tax liabilities:
            Basis differences on property and
              equipment                               $  (44,300)   $   (44,300)
            Other                                         (1,500)        (1,500)
                                                      ----------    -----------
                    Total deferred tax liabilities       (45,800)       (45,800)
                                                      ----------    -----------
        Deferred tax assets:
            NOL carryforwards                             86,800         82,600
            Book reserves not yet deductible for tax      11,900         12,100
            Tax credit carryforwards                         800            800
            Other                                          6,900          6,100
                                                      ----------    -----------
                    Total deferred tax assets            106,400        101,600
        Valuation allowance for deferred tax assets      (96,057)       (91,257)
                                                      ----------    -----------
        Deferred tax assets, net of valuation
          allowance                                       10,343         10,343
                                                      ----------    -----------
        Net deferred tax liabilities                  $  (35,457)   $   (35,457)
                                                      ==========    ===========

The effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors-

                                                         2000          1999
                                                      ----------    -----------
        Statutory Federal income tax rate                35.0%          35.0%
        NOL and temporary differences for which no
          taxes were provided or benefits recognized    (28.0%)        (32.2%)
        Nondeductible provisions and expenses            (7.0%)         (2.8%)
                                                      ----------    -----------
                    Effective tax rate                    0.0%           0.0%
                                                      ==========    ===========

For Federal tax purposes, RIH had NOL carryforwards of approximately $248 million at December 31, 2000 which expire as follows: $24 million in 2003, $50 million in 2004, $91 million in 2005, $1 million in 2009, $7 million in 2011, $46 million in 2012, $25 million in 2019 and $4 million in 2020. $173,000 of these NOL carryforwards was produced prior to a change in ownership of the consolidated group of which RIH is a part; therefore, these loss carryforwards are limited in their availability of offset against future taxable income.

For financial reporting purposes, in years when RIH has taxable income, the tax provision is computed as if RIH were entitled to a full allocation of the group's limitation. This has the effect of reducing RIH's current tax provision; any remaining current tax provision of RIH is fully offset by a deferred tax benefit based on the reversal of temporary differences. For tax purposes, because RIH files a consolidated tax return with SINA and SINA's other subsidiaries, it is able to utilize the current period losses and NOL carryforwards of the entire group; thus, in years when RIH generates taxable income, its usage of its own NOLs is substantially less than the taxable income it generates.

RIH provided a full valuation allowance related to the income tax benefit associated with the operating leases during the years ended December 31, 2000 and 1999 due to the uncertainty surrounding the realization of such benefits.

At December 31, 2000, RIH had approximately $109 million of NOL carryforwards in the state of New Jersey which expire as follows: $1 million in 2001, $4 million in 2003, $43 million in 2004, $44 million in 2006 and $17 million in 2007.

Also at December 31, 2000, RIH had Federal income tax credit carryforwards of approximately $400, which are restricted as to use and expire $100 per year between 2006 and 2009, and Federal AMT tax credits of approximately $400 which carry forward indefinitely.

13.        SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures were as follows-

                                                         2000          1999
                                                      ----------    -----------
           Non-cash investment and financing
            transactions:
             Adjustment to capital in excess of par   $      -      $      373
             Refinancing of obligations under
               capital leases                         $      -      $    1,444
             Property and equipment acquired under
               capital lease obligations              $    1,417    $      814


14.        COMMITMENTS AND CONTINGENCIES

Litigation

RIH is a defendant in certain litigation. In the opinion of management, based upon advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the accompanying financial statements.

License Renewal

On January 19, 2000, the New Jersey Casino Control Commission (the "CCC") renewed RIH's license to operate its casino hotel complex in Atlantic City. A casino license is not transferable, and must be renewed every four years by filing an application which must be acted upon by the CCC no later than 30 days prior to the expiration of the license there in force.

CRDA Investment Obligation

The New Jersey Casino Control Act, as amended, requires RIH to purchase bonds issued by the Casino Reinvestment Development Authority (CRDA) or make other investments authorized by the CRDA, in an amount equal to 1.25% of RIH's gross gaming revenue, as defined.

The CRDA bonds have interest rates ranging from 3.6% to 7.0% and have repayment terms of between 20 and 50 years. RIH records charges to expense to reflect the below-market interest rate payable on the bonds it may have to purchase to fulfill its investment obligation at the date the obligation arises. The charges in 2000 and 1999 for discounts on obligations arising in those years were $816 and $601, respectively. The discount on CRDA bonds purchased is amortized to interest income over the life of the bonds using the effective interest method.

From time to time RIH has donated certain funds it has had on deposit with the CRDA in return for either relief from its obligation to purchase CRDA bonds or credits against future CRDA deposits.

At December 31, 2000, RIH owned $7,537 face value of bonds issued by the CRDA and had $19,754 on deposit with the CRDA. These bonds and deposits, net of an estimated discount, charged to expense to reflect the below-market interest rate payable on the bonds, are included in deferred charges and other assets in RIH's balance sheet. Deferred changes and other assets in RIH's balance sheet also reflects $1,902 in additional deposits, which have been earmarked for the refurbishment of the Atlantic City Convention Center. This amount is capitalized and will be amortized on a straight line basis over a 15 year period when the Convention Center is reopened for operations. RIH has committed $8,668 of its current and future CRDA deposit obligations for this project.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of Resorts International Hotel, Inc. included in this Form 10 and have issued our report thereon dated January 19, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the management of Resorts International Hotel, Inc. and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                                         /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 19, 2001

Schedule II


                        RESORTS INTERNATIONAL HOTEL, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                                 (In Thousands)


                                                           Balance at         Charged to
                                                          Beginning of        Costs and       Other Changes         Balance at End
                                                             Period            Expenses        (Deductions)           of Period
                                                        ----------------    ----------------  --------------        ----------------
YEAR ENDED DECEMBER 31, 1999
       Allowances for doubtful accounts..........       $          2,402    $          1,465  $       (1,251)(a)    $          2,616
       Valuation allowance for CRDA investments..       $         12,725    $            601  $       (3,349)(b)    $          9,977

YEAR ENDED DECEMBER 31, 2000
       Allowances for doubtful accounts..........       $          2,616    $          1,160  $         (850)(a)    $          2,926
       Valuation allowance for CRDA investments.        $          9,977    $            816  $          (13)       $         10,780

(a)   Write-off uncollectible amounts.

(b)   Includes the write-off of $3,336 of Vermont Plaza Bonds.

(c) Includes the amortization of the valuation allowance for cross investments.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Resorts International Hotel, Inc.:

We have audited the accompanying balance sheets of Resorts International Hotel, Inc. (a New Jersey corporation) as of December 31, 1999 and 1998, and the related statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resorts International Hotel, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                                         /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 19, 2000

                        RESORTS INTERNATIONAL HOTEL, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998
                        (In Thousands, except share data)


                                                                            1999         1998
                                                                        ----------   ----------
                                    ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                            $  14,541    $  23,357
    Receivables, net                                                         6,520        5,364
    Inventories                                                              2,490        1,492
    Prepaid expenses                                                         2,017        1,692
    Due from SINA                                                           13,091        5,080
                                                                         ---------    ---------
                    Total current assets                                    38,659       36,985

PROPERTY AND EQUIPMENT, net                                                258,516      228,333

GOODWILL, net                                                               97,733      100,749

DEFERRED CHARGES AND OTHER ASSETS                                           22,343       20,555
                                                                         ---------    ---------
                    Total assets                                         $ 417,251    $ 386,622
                                                                         =========    =========

                      LIABILITIES AND SHAREHOLDER'S EQUITY


CURRENT LIABILITIES:
    Obligations under capital lease - current portion                    $     944    $   2,235
    Accounts payable                                                         6,348        4,699
    Accrued interest payable to SINA                                         5,300        5,483
    Accrued expenses and other current liabilities                          16,927       19,171
                                                                         ---------    ---------
                    Total current liabilities                               29,519       31,588
                                                                         ---------    ---------

NOTES PAYABLE TO AFFILIATE                                                 199,262      205,940
                                                                         ---------    ---------

LONG-TERM DEBT                                                              73,112            -
                                                                         ---------    ---------

DEFERRED INCOME TAXES                                                       35,457       35,457
                                                                         ---------    ---------

SHAREHOLDER'S EQUITY:
    Common stock - $1 par value, 1,000 shares issued and outstanding         1,000        1,000
    Capital in excess of par                                               123,660      124,033
    Accumulated deficit                                                    (44,759)     (11,396)
                                                                         ---------    ---------
                    Total shareholder's equity                              79,901      113,637
                                                                         ---------    ---------
                    Total liabilities and shareholder's equity           $ 417,251    $ 386,622
                                                                         =========    =========

The accompanying notes are an integral part of these balance sheets.

                        RESORTS INTERNATIONAL HOTEL, INC.
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                 (In Thousands)


                                                                         1999                 1998
                                                                   --------------       --------------
REVENUES:
    Gaming                                                         $      210,758       $      219,854
    Rooms                                                                  15,160               16,148
    Food and beverage                                                      25,512               26,692
    Other                                                                   8,076               11,460
                                                                   --------------       --------------
                    Gross revenues                                        259,506              274,154

    Less - Promotional allowances                                         (26,632)             (28,295)
                                                                   --------------       --------------
                    Net revenues                                          232,874              245,859
                                                                   --------------       --------------

COST AND EXPENSES:
    Gaming                                                                141,803              131,673
    Rooms                                                                   2,929                3,454
    Food and beverage                                                      15,401               16,638
    Other                                                                  28,762               30,509
    Selling, general and administration                                    35,568               37,513
    Depreciation and amortization                                          16,737               14,722
    Preopening                                                              5,398                    -
                                                                   --------------       --------------
                    Total costs and expenses                              246,598              234,509
                                                                   --------------       --------------
                    (Loss) income from operations                         (13,724)              11,350

    INTEREST AND OTHER INCOME                                               1,360                2,595

    INTEREST EXPENSE                                                      (20,999)             (19,456)
                                                                   --------------       --------------
                    Net loss                                       $      (33,363)      $       (5,511)
                                                                   ==============       ==============

The accompanying notes are an integral part of these financial statements.

                        RESORTS INTERNATIONAL HOTEL, INC.
                       STATEMENTS OF SHAREHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                 (In Thousands)


                                                                                                                    Total
                                                            Common          Capital in        Accumulated       Shareholder's
                                                            Stock         Excess of Par         Deficit            Equity
                                                         ------------    ---------------    ----------------   ----------------
BALANCE AT DECEMBER 31, 1997                             $      1,000    $       124,033    $         (5,885)  $        119,148

    Net loss                                                        -                  -              (5,511)            (5,511)
                                                         ------------    ---------------    ----------------   ----------------
BALANCE AT DECEMBER 31, 1998                                    1,000            124,033             (11,396)           113,637

    Net loss                                                        -                  -             (33,363)           (33,363)
    Adjustment to capital in excess of par                          -               (373)                  -               (373)
                                                         ------------    ---------------    ----------------   ----------------
BALANCE AT DECEMBER 31, 1999                             $      1,000    $       123,660    $        (44,759)  $         79,901
                                                         ============    ===============    ================   ================

The accompanying notes are an integral part of these financial statements.

                        RESORTS INTERNATIONAL HOTEL, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                                 (In Thousands)


                                                                                                1999               1998
                                                                                          --------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Reconciliation of net loss to net cash (used in) provided
      by operating activities-
    Net loss                                                                              $      (33,363)    $       (5,511)
        Adjustments to reconcile net loss to net cash (used in) provided by operating activities-
                Depreciation and amortization                                                     16,737             14,722
                Provision for doubtful receivables                                                 1,465                662
                Provision for discount on CRDA investment obligation, net                            587                572
                Changes in assets and liabilities-
                    Receivables                                                                   (2,621)            (1,196)
                    Inventories and prepaid expenses                                              (1,323)               146
                    Deferred charges and other assets                                               (191)                36
                    Current liabilities                                                           (1,734)               988
                                                                                           -------------     --------------
                    Net cash (used in) provided by operating activities                          (20,443)            10,419
                                                                                           -------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment                                                          (41,906)           (21,837)
    Deposits made into CRDA investment obligation account                                         (2,746)            (2,955)
                                                                                           -------------     --------------
                    Net cash used in investing activities                                        (44,652)           (24,792)
                                                                                           -------------     --------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Borrowings from affiliates, net                                                                    -              5,098
    Proceeds from long-term debt                                                                  73,000                  -
    Redemption of affiliated notes                                                                (6,717)                 -
    Advances from SINA                                                                            (8,011)            (7,473)
    Payments under capital lease obligations                                                      (1,993)            (3,145)
                                                                                           -------------     --------------
                    Net cash provided by (used in) financing activities                           56,279             (5,520)
                                                                                           -------------     --------------
                    Net decrease in cash and cash equivalents                                     (8,816)           (19,893)

CASH AND CASH EQUIVALENTS, beginning of year                                                      23,357             43,250
                                                                                           -------------     --------------

CASH AND CASH EQUIVALENTS, end of year                                                    $       14,541     $       23,357
                                                                                           =============     ==============

The accompanying notes are an integral part of these financial statements.

                        RESORTS INTERNATIONAL HOTEL, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                                 (In Thousands)

1.        MERGER AND BASIS OF ACCOUNTING

Resorts International Hotel, Inc. ("RIH") owns and operates Resorts Atlantic City Casino Hotel, a casino/hotel complex located in Atlantic City, New Jersey. RIH is a wholly owned subsidiary of GGRI, Inc. ("GGRI"), which is a wholly owned subsidiary of Sun International North America, Inc. ("SINA").

On December 16, 1996 (the "Effective Date"), SINA became a wholly owned subsidiary of Sun International Hotels Limited ("SIHL"), a corporation organized under the laws of the Commonwealth of The Bahamas, through a merger transaction (the "Merger") approved by shareholders of SINA.

The Merger was accounted for as a purchase and, through push-down accounting, RIH adjusted its net assets to reflect its portion of the cost of SIHL's investment in SINA. In doing so, RIH's assets and liabilities were adjusted to their estimated fair values based on independent appraisals, evaluations, estimations and other studies. All of SINA's consolidated goodwill, which resulted from the excess of SIHL's investment in SINA over the fair value of SINA's net assets, was attributed to RIH, SINA's only subsidiary with significant operations as of the Effective Date.

On February 26, 1999, the United States Bankruptcy Court for the District of Delaware issued an order granting a motion filed by SINA. As a result of the motion, SIHL canceled certain ordinary shares outstanding but never issued (which through push down accounting were also considered part of shareholder's equity at RIH) valued at approximately $373 as a result of old SINA noteholders not excluding their notes to receive equity securities in SINA prior to the expiration date (see Note 13).

In January 2000, SIHL received a proposal from Sun International Investment Limited to acquire in a merger transaction all ordinary shares of SIHL not already owned by Sun International Investments Limited or its shareholders for $24 per share in cash.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RIH provides allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, RIH is required to make certain estimates and, assumptions and actual results may differ from those assumptions.

Revenue Recognition

RIH records as gaming revenue the net win from gaming activities which represents the difference between amounts wagered and amounts won by patrons. Revenues from hotel and related services and from theater ticket sales are recognized at the time the related service is performed.

Promotional Allowances

The retail value of hotel accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows-

                                                1999              1998
                                          ----------        ----------
        Rooms                             $    5,536        $    5,655
        Food and beverage                     14,634            13,448
        Entertainment and other                6,704             5,570
                                          ----------        ----------
                                          $   26,874        $   24,673
                                          ==========        ==========
Preopening expenses

In the first quarter of 1999, RIH adopted statement of Position 98-5, which states that all pre-opening expenses will be charged to expense as they are incurred. RIH incurred $5,398 in pre opening expenses related to the opening of the renovated casino during 1999.

Cash Equivalents

RIH considers all of its short-term money market securities purchased with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value due to the short maturity of these instruments. At December 31, 1999 and 1998, RIH's cash equivalents included reverse repurchase agreements (Federal government securities purchased under agreements to resell those securities) of $722 and $12,212, respectively, under which RIH had not taken delivery of the underlying securities.

Inventories

Inventories of provisions, supplies and spare parts are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives reported below using the straight-line method. Interest costs incurred during the construction period are capitalized in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Costs."

        Land improvements                          14 years
        Hotels and other buildings                 40 years
        Furniture, fixtures and equipment       2 - 5 years

The provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets" requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any asset impairment exists with respect to its long-lived assets.

Goodwill

Goodwill is amortized on a straight-line basis over 40 years. Amortization of goodwill included in the accompanying statements of operations amounted to $2,643 and $2,651 in 1999 and 1998, respectively.

Income Taxes

RIH and SINA's other domestic subsidiaries file consolidated Federal income tax returns with SINA.

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates that will be in effect for the years in which the differences are expected to reverse. A valuation allowance is recognized based on estimates of the likelihood that some portion or all of the deferred tax assets will not be realized. Note 12 gives components of RIH's net deferred tax liability. Although RIH is a member of a consolidated group for Federal income tax purposes, RIH calculates its income tax provision on a separate return basis for financial reporting purposes.

Certain indentures described in Note 8 provide for a tax sharing agreement between RIH and SINA which limits RIH's tax payments to SINA to reimbursements of cash payments made by SINA for income or alternative minimum taxes arising from the earnings or operations of RIH.

3.        RECEIVABLES

Components of receivables were as follows at December 31-



                                                 1999       1998
                                               -------    -------
Gaming                                         $ 7,439    $ 5,700
Less:  allowance for doubtful accounts          (2,606)    (2,401)
                                               -------    -------
                                                 4,833      3,299

                                                 1999       1998
                                               -------    -------
Non-gaming:
    Hotel and related                              352        568
    Other                                        1,345      1,498
                                               -------    -------
                                                 1,697      2,066
Less:  allowance for doubtful accounts             (10)        (1)
                                               -------    -------
                                                 1,687      2,065
                                               -------    -------
                                               $ 6,520    $ 5,364
                                               =======    =======
4.        PROPERTY AND EQUIPMENT


Components of property and equipment were as follows at December 31-

                                                  1999       1998
                                               ---------  ---------
Land and land rights                           $  83,147  $  83,147
Land improvements                                  1,003      1,001
Hotels and other buildings                       163,823    123,096
Furniture, fixtures and equipment                 40,852     28,492
Construction in progress                           1,520     13,823
                                               ---------  ---------
                                                 290,345    249,559
Less- Accumulated depreciation                   (31,829)   (21,226)
                                               ---------  ---------
Net property and equipment                     $ 258,516  $ 228,333
                                               =========  =========

Interest costs of $907 and $75 were capitalized in 1999 and 1998, respectively.


5.        DEFERRED CHARGES AND OTHER ASSETS

Components of deferred charges and other assets were as follows at December 31-

                                                  1999        1998
                                               ---------    --------
CRDA deposits and bonds, net (Note 14)         $  15,171    $ 14,830
AC Convention Center Donation (Note 14)            1,812           -
Debt issuance costs, net                           5,208       5,598
Other                                                152         127
                                               ---------    --------
                                               $  22,343    $ 20,555
                                               =========    ========

Debt issuance costs are amortized over the terms of the related indebtedness using the effective interest method. Amortization of debt issuance costs, debt premiums and accretion of discounts amounted to $429 and $511, and is included within interest expense in the accompanying statements of operations for the years ended December 31, 1999 and 1998, respectively.

6.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Components of accrued expenses and other current liabilities were as follows at December 31 -

                                                      1999         1998
                                                   ---------    ---------
        Utilities                                  $     548    $     567
        CRDA obligation                                  646        1,704
        Legal and related costs                        1,500          832
        Insurance and related costs                    1,379        1,450
        Interest                                         499            -
        Payroll                                        6,008        7,146
        Unredeemed chip liability                      1,309        1,274
        Customer deposits                                230          272
        Other                                          4,808        5,926
                                                   ---------    ---------
                                                   $  16,927    $  19,171
                                                   =========    =========


7.        OBLIGATIONS UNDER CAPITAL LEASE

RIH entered into obligations under capital lease to finance the purchase of slot machines. Borrowings under these arrangements totaled approximately $880 and $2,235 as of December 31, 1999 and December 31, 1998, respectively. The interest portion of the capital lease obligations is not material and the long-term portion ($112 at December 31, 1999) is included within long-term debt in the accompanying balance sheet.

8.        NOTES PAYABLE TO AFFILIATE

The components of notes payable to affiliate were as follows at December 31 -

                                                         1999          1998
                                                      ---------     ---------
        11% Mortgage Notes, due 2003                  $       -     $   5,352
        Unamortized premium                                   -           246
                                                      ---------     ---------
                                                              -         5,598
                                                      ---------     ---------
        11.375% Junior Mortgage Notes, due 2004               -         1,095
        Unamortized premium                                   -            54
                                                      ---------     ---------
                                                              -         1,149
                                                      ---------     ---------
        9% Senior Notes, due 2007                       200,000       200,000
        Unamortized discount                               (738)         (807)
                                                      ---------     ---------
                                                        199,262       199,193
                                                      ---------     ---------
                                                      $ 199,262     $ 205,940
                                                      =========     =========

Due to the interest rates and terms thereof, the carrying values of the long-term debt at December 31, 1999 approximate their fair values.


Resorts International Hotel Financing, Inc. ("RIHF"), a wholly owned financing subsidiary of SINA, issued $125,000 of 11% Mortgage Notes due 2003 (the "Mortgage Notes") and $35,000 of 11.375% Junior Mortgage Notes due 2004 (the "Junior Mortgage Notes") and RIH issued the RIH Promissory Note and the RIH Junior Promissory Note (collectively, the "RIH Notes"). RIH issued the RIH Notes to SINA. SINA then transferred the RIH Notes to RIHF in exchange for the Mortgage Notes and the Junior Mortgage Notes, and RIH amended and restated the RIH Notes making them payable to RIHF.

In February 1997, RIHF offered (the "Offer") to purchase its outstanding Mortgage Notes and Junior Mortgage Notes. In connection with the Offer, RIHF sought the consent of the holders (the "Consents") to amend the relevant indentures to, among other things, release the collateral for the Mortgage Notes and Junior Mortgage Notes. Pursuant to the Offer, RIHF acquired $119,645 principal amount of Mortgage Notes and $21,001 principal amount of Junior Mortgage Notes, for a total purchase price (including payments relating to the Consents) of $153,712. At December 31, 1998, $5,352 principal amount of Mortgage Notes and $1,095 principal amount of Junior Mortgage Notes remained outstanding, which, as a result of the amendments to the indentures, became unsecured obligations of RIHF. The remaining Junior Mortgage Notes continue to trade as part of units consisting of $1 principal amount of Junior Mortgage Notes and
 .1928 of an ordinary share of SIHL. During August 1999, the balance of the mortgage notes and junior mortgage notes were redeemed utilizing proceeds from the credit facility (see Note 9).

In connection with the Offer, SIHL and SINA (the "Issuers") issued $200,000 principal amount of 9% Senior Subordinated Notes due 2007 (the "Senior Notes") which, after costs, resulted in net proceeds of approximately $194,000. These proceeds were loaned to RIH in exchange for a $200,000 promissory note (the "New RIH Note") with terms that mirror the terms of the Senior Notes, and RIH's guarantee of the Senior Notes. RIH transferred to RIHF (i) $153,712 in cash which RIHF used to pay the purchase price (including payments related to the Consents), excluding accrued interest, for the Mortgage Notes and Junior Mortgage Notes tendered to RIHF pursuant to the Offer and (ii) $12,899 Junior Mortgage Notes owned by RIH. In exchange for this, the $125,000 and $35,000 promissory notes from RIH to RIHF (the "RIH Notes"), the terms of which mirror the terms of the Mortgage Notes and Junior Mortgage Notes, respectively, were canceled and RIH issued new promissory notes to RIHF in the amounts of, and with terms that mirror, the remaining Mortgage Notes and Junior Mortgage Notes. The excess of the cash and carrying value of the Junior Mortgage Notes tendered by RIH to RIHF over the net decrease in carrying value, excluding accrued interest, of the affiliated notes from RIH to RIHF, plus estimated costs of the Offer, which were borne by RIH, resulted in an extraordinary loss of $5,000. RIH also recorded a deferred tax benefit of $2,043 related to this extraordinary item. Interest on both the Senior Notes and the New RIH Note is payable on March 15 and September 15 in each year. These payments commenced September 15, 1997 with an interest payment of $9,550. The indenture for the Senior Notes (the "Senior Indenture") contains covenants, including limitations on the ability of the Issuers and the Guarantors (including RIH) to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other restricted payments.

9.        LONG-TERM DEBT

During August 1999, SIHL entered into a term credit facility (the "Credit Facility") with a syndicate of banks led by The Bank of Nova Scotia and Societe Generale under which RIH is a borrower along with SIHL and Sun International Bahamas Limited, a wholly-owned subsidiary of SIHL. The Credit Facility allows for borrowings up to $375,000. Loans under the Credit

Facility bear interest at (i) the higher of (a) The Bank of Nova Scotia's base rate or (b) the Federal Funds rate, as defined, in either case plus an additional 0.750% to 1.625% based on a debt to earnings ratio during the period, as defined (the "Debt Ratio") or (iii) The Bank of Nova Scotia's reserve-adjusted LIBOR rate plus 1.50% to 2.25% based on the Debt Ratio. Loans under the Credit Facility may be prepaid and reborrowed at any time and are due in full on August 12, 2002. Through December 31, 1999, funds borrowed on the facility by RIH amounted to $73,000.

10.        RELATED PARTY TRANSACTIONS

RIH recorded the following expenses from SINA and its other subsidiaries during-



                                                                                          1999            1998
                                                                                     -------------    -------------
        Expenses:
            Interest and amortization of discounts on notes payable to SINA          $      16,598    $      17,987
            Interest and amortization of premiums on notes payable to RIHF                     393              679
            Management fee                                                                   8,093            8,671
            Marketing services                                                               1,690               79
            Amortization of debt issuance costs                                                390              494
            Property rentals to SINA                                                           325              325
            Billboard rental to affiliate                                                       50               50
                                                                                     -------------    -------------
                                                                                     $      27,539    $      28,285
                                                                                     =============    =============



SINA charges RIH a management fee of three percent of gross revenues for administrative and other services. In addition to the management fee, charges for insurance costs are allocated to RIH based on relative amounts of operating revenue, payroll, property value, or other appropriate measures.

11.        RETIREMENT PLANS

RIH has a defined contribution plan in which substantially all non-union employees are eligible to participate. Employees of certain other affiliated companies are also eligible to participate in this plan. RIH and other subsidiaries of SINA make contributions to the plan based on a percentage of eligible employee contributions. RIH'S contribution expense for this plan was $676 and $744 for the years 1999 and 1998, respectively.

Union employees are covered by various multi-employer pension plans to which contributions are made by RIH and other unrelated employers. RIH's pension expense for these plans was $1,216 and $1,149 for the years 1999 and 1998, respectively.

12.       INCOME TAXES

The components of the deferred tax liabilities are as follows at December 31-




                                                                                            1999                 1998
                                                                                        --------------    ----------------
        Deferred tax liabilities:
            Basis differences on property and equipment                                 $      (44,300)   $        (44,000)
            Other                                                                               (1,500)             (1,500)
                                                                                        --------------    ----------------
                    Total deferred tax liabilities                                             (45,800)            (45,500)
                                                                                        --------------    ----------------
        Deferred tax assets:
            NOL carryforwards                                                                   82,600              76,600
            Book reserves not yet deductible for tax                                            12,100              13,600
            Basis differences on notes payable to affiliate                                          -                 400
            Tax credit carryforwards                                                               800                 800
            Other                                                                                6,100               5,800
                                                                                        --------------    ----------------
                    Total deferred tax assets                                                  101,600              97,200
        Valuation allowance for deferred tax assets                                            (91,257)            (87,157)
                                                                                        --------------    ----------------
        Deferred tax assets, net of valuation allowance                                         10,343              10,043
                                                                                        --------------    ----------------
        Net deferred tax liabilities                                                    $      (35,457)   $        (35,457)
                                                                                        ==============    ================



The effective income tax rate on income (loss) before extraordinary item varies from the statutory Federal income tax rate as a result of the following factors-



                                                                                            1999               1998
                                                                                          --------           --------
        Statutory Federal income tax rate                                                    35.0%              35.0%

        NOL and temporary differences for which no taxes were
            provided or benefits recognized                                                 (32.2%)             (7.3%)

        Nondeductible provisions and expenses                                                (2.8%)            (27.4%)

        Other                                                                                 -                 (0.3%)
                                                                                          --------           --------
        Effective tax rate                                                                    0.0%               0.0%
                                                                                          ========           ========



For Federal tax purposes, RIH had NOL carryforwards of approximately $236,000 at December 31, 1999 which expire as follows: $24,000 in 2003, $50,000 in 2004, $91,000 in 2005, $1,000 in 2009, $7,000 in 2011, $46,000 in 2012 and $17,000 in
2019. $173,000 of these NOL carryforwards was produced prior to a change in ownership of the consolidated group of which RIH is a part; therefore, these loss carryforwards are limited in their availability of offset against future taxable income. For Federal tax purposes, this limitation is considered to be owned by a common parent and would not be available to RIH unless the parent made an affirmative election to allocate some of the limitation to RIH. Such election would not be made until such time as RIH ceases to be a member of the group.

For financial reporting purposes, in years when RIH has taxable income, the tax provision is computed as if RIH were entitled to a full allocation of the group's limitation. This has the effect of reducing RIH's current tax provision; any remaining current tax provision of RIH is fully offset by a deferred tax benefit based on the reversal of temporary differences. For tax purposes, because RIH files a consolidated tax return with SINA and SINA's other subsidiaries, it is able to utilize the current period losses and NOL carryforwards of the entire group; thus, in years when RIH generates taxable income, its usage of its own NOLs is substantially less than the taxable income it generates.

RIH did not recognize an income tax benefit during the years ended December 31, 1999 and 1998 due to the history of recurring losses and the uncertainty surrounding the realization of the benefits in future income tax returns.

At December 31, 1999, RIH had approximately $65,000 of NOL carryforwards in the state of New Jersey which expire as follows: $1,000 in 2001, $4,000 in 2003, $43,000 in 2004 and $17,000 in 2006.

Also at December 31, 1999, RIH had Federal income tax credit carryforwards of approximately $400, which are restricted as to use and expire $100 per year between 2006 and 2009, and Federal AMT tax credits of approximately $400 which carry forward indefinitely.

13.        SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures required by Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," are presented below-


                                                                                 1999       1998
                                                                              ---------   --------
        Non-cash investment and financing transactions:

        Adjustment to capital in excess of par                                  $    373  $    -

        Refinancing of obligations under capital leases                            1,444       -

        Property and equipment acquired under capital lease obligations              814    5,098





14.        COMMITMENTS AND CONTINGENCIES

Litigation

RIH is a defendant in certain litigation. In the opinion of management, based upon advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the accompanying financial statements.

License Renewal

On January 19, 2000, the New Jersey Casino Control Commission (the "CCC") renewed RIH's license to operate its casino hotel complex in Atlantic City. A casino license is not transferable, and must be renewed every four years by filing an application which must be acted upon by the CCC no later than 30 days prior to the expiration of the license there in force.

CRDA Investment Obligation

The New Jersey Casino Control Act, as amended, requires RIH to purchase bonds issued by the Casino Reinvestment Development Authority (CRDA) or make other investments authorized by the CRDA, in an amount equal to 1.25% of RIH's gross gaming revenue, as defined.

The CRDA bonds have interest rates ranging from 3.6% to 7.0% and have repayment terms of between 20 and 50 years. RIH records charges to expense to reflect the below-market interest rate payable on the bonds it may have to purchase to fulfill its investment obligation at the date the obligation arises. The charges in 1999 and 1998 for discounts on obligations arising in those years were $601 and $586, respectively. The discount on CRDA bonds purchased is amortized to interest income over the life of the bonds using the effective interest method.

From time to time RIH has donated certain funds it has had on deposit with the CRDA in return for either relief from its obligation to purchase CRDA bonds or credits against future CRDA deposits.

At December 31, 1999, RIH owned $8,152 face value of bonds issued by the CRDA and had $16,995 on deposit with the CRDA. These bonds and deposits, net of an estimated discount, charged to expense to reflect the below-market interest rate payable on the bonds, are included in deferred charges and other assets in RIH's Balance Sheet. Deferred changes and other assets in RIH's Balance Sheet also reflects $1,812 in additional deposits, which have been earmarked for the refurbishment of the Atlantic City Convention Center. This amount is capitalized and will be amortized on a straight line basis over a 15 year period when the Convention Center is reopened for operations. RIH has committed $8,668 of its current and future CRDA deposit obligations for this project.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of Resorts International Hotel, Inc. included in this Form 10 and have issued our report thereon dated January 19, 2000. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the management of Resorts International Hotel, Inc. and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.



                                                       /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 19, 2000

Schedule II



                        RESORTS INTERNATIONAL HOTEL, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
                                 (In Thousands)





                                                           Balance at         Charged to
                                                          Beginning of        Costs and        Other Changes        Balance at End
                                                             Period            Expenses         (Deductions)           of Period
                                                          ------------        -----------      -------------        ---------------
YEAR ENDED DECEMBER 31, 1998
       Allowances for doubtful accounts............        $ 3,023            $   662            $(1,283)(a)            $ 2,402
       Valuation allowance for CRDA investments....        $12,287            $   586            $  (148)(b)            $12,725

YEAR ENDED DECEMBER 31, 1999
       Allowances for doubtful accounts............        $ 2,402            $ 1,465            $(1,251)(a)            $ 2,616
       Valuation allowance for CRDA investments....        $12,725            $   601            $(3,349)(c)            $ 9,977



(a) Write-off uncollectible amounts.

(b) Includes the amortization of the valuation allowance for cross investments and the reversal of the allowance upon the redemption of bonds.

(c) Includes the write-off of $3,336 of Vermont Plaza Bonds.